新華財經
XINHUA FINANCE

RECEIVED
2007 DEC 17 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

07028647

Date : 7 December 2007

BY AIR MAIL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re : Xinhua Finance Limited (the "Company") – SEC File # 82-34883
Information Required to be Filed Pursuant to
Rule 12g3-2(a)(1)(iii) of the Securities Exchange Act of 1934

Ladies and Gentlemen :

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we provide herewith copies of the documents listed in Exhibit A.

Neither this letter, the information or documents attached, nor any other information furnished to the SEC shall be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Nor shall this letter or information constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please contact the undersigned at (852) 3196-3939.

Yours faithfully,

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

John McLean
General Counsel
Encl.

12/18

新華財經有限公司 Xinhua Finance Limited
Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
Tel (852) 3196 3939 Fax (852) 2541 8266 Email info@xinhuafinance.com Website www.xinhuafinance.com

EXHIBIT A

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

	Document	Date	Entity
1.	Letter to shareholders	July 9, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
2.	Announcement regarding partner with Fermat in delivering software solutions	July 16, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
3.	Notice regarding the adjustments in financial forecasts	August 14, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
4.	Announcement regarding the financial results for the half year of 2007	August 15, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
5.	TDNet Announcement regarding financial results for the half year of 2007	August 15, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
6.	Announcement regarding the business of XPRN	August 20, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
7.	Announcement regarding the acquisition of a 70% interest in a TV programming and production consulting company by its subsidiary, Xinhua Finance Media	August 24, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
8.	TDNet Announcement regarding issuance of restricted shares to directors, officers and employees	August 31, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
9.	Announcement regarding the Company's response to the downgrade by S&P	September 17, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
10.	Semi-Annual Report for 2007	September 28, 2007	Director of Kanto Local Finance Bureau (pursuant to the

			Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Financial Instruments and Exchange Law)
11.	Announcement regarding the sale of Glass, Lewis & Co., LLC	October 6, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
12.	Announcement regarding the appointment of new ratings business head	October 11, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
13.	Notice regarding the adjustments in financial forecasts	November 15, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
14.	Announcement regarding the financial results for the first nine months of 2007	November 15, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
15.	TDNet Announcement regarding financial results for the first nine months of 2007	November 15, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
16.	Announcement regarding the third and final payment for acquisition of Taylor Rafferty Associates, Inc.	November 26, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
17.	Extraordinary report regarding the issuance of shares for acquisition of Taylor Rafferty Associates, Inc.	November 30, 2007	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Securities Company); Tokyo Stock Exchange (pursuant to the Financial Instruments and Exchange Law)
18.	Announcement regarding the acquisition of a Shanghai-based advertising company by its subsidiary, Xinhua Finance Media	November 27, 2007	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs); Tokyo Stock Exchange (pursuant to the Financial Instruments and Exchange Law)

新华财经
XINHUA FINANCE

xinhua finance media
新华财经传媒

[For immediate release]

Xinhua Finance CEO sends letter to shareholders

SHANGHAI, July 9, 2007 –Chief Executive Officer of Xinhua Finance Limited (TSE Mothers: 9399) and Xinhua Finance Media Limited (NASDAQ: XFML), Fredy Bush, today issued the following statement to shareholders of both companies:

Dear fellow shareholders,

Xinhua Finance Media Limited ("XFMedia") and its parent, Xinhua Finance, were again the subject of a media story that requires me to clarify certain inaccuracies and misperceptions. I will not let these media reports distract us from our very intense focus on our business. And you should know that the business remains strong as is evidenced by XFMedia's announcement this morning revising upwards its revenue guidance for second quarter 2007 from $23 million to an anticipated range of $27-29 million. In addition to the information below, you can read a letter which went out to my staff on July 5, 2007 which is available on our website at www.xinhuafinance.com/employee-letter-070705.

- Over the years the media has criticized Xinhua Finance as being too close to the Xinhua News Agency and the government of China; now they are criticizing us for not being close enough. The fact is, we have a 20 plus 10 year exclusive agreement signed in 2000 with the China Economic Information Service of the Xinhua News Agency and that has not changed. This has been publicly disclosed on numerous occasions.

- Xinhua News Agency has always had its own financial services division, and it is called the China Economic Information Service of the Xinhua News Agency. Their recent announcement concerned an upgrade of those services. And, contrary to suggestions in the Wall Street Journal, they are not involved in indices, ratings and so forth. Again, this is publicly disclosed.

- The media also have attempted to dispute my role in the founding of Xinhua Finance and how this company achieved the success it has experienced to date. The fact is I was both a founder and early investor. The information regarding the establishment of the company is recorded clearly in the company's public registration documents. The track record of the company, the valuable business relationships we have established, and the financial performance we have achieved speak for themselves, and we are very proud of these important accomplishments.

- I want to point out one of the misperceptions in the article that is very important to me, even if it may seem innocuous: I have never attributed the success of Xinhua Finance

solely to my own personal persistence and determination, but instead to that of my entire team.

- The article also attempted to cast a shadow on me personally. Even insignificant facts like the color of my car, the size of my home in Hawaii, and what my staff calls me were inaccurate. In English, my staff calls me Fredy, and in Chinese, because of my hair, some jokingly call me "mian mian", which means instant noodles. But I'm not going to dignify other inaccuracies about my personal life, supposed nicknames and long-ago family tragedies with further comment.

As a shareholder of Xinhua Finance and XFMedia myself, I want the staff to spend its time on building the business and shareholder value, and that is what I am focused on doing.
I welcome any suggestions you would like us to consider as we continue to move our company forward. I truly appreciate your ongoing support.

Best regards,
Fredy Bush
Chief Executive Officer
Xinhua Finance Group

End

About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), Xinhua Finance leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, Xinhua Finance is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com.

About Xinhua Finance Media Limited
Xinhua Finance Media ("XFMedia"; Nasdaq: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Xinhua Finance Media Limited is a subsidiary of Xinhua Finance Limited. Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com .

For more information:
China
Joy Tsang
+86-136-2179-1577, or +852-9486-4364, joy.tsang@xinhuafinance.com

United States
Eric Andrus
+1-646-805-2010; EAndrus@rlmnet.com

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, statements made about XFMedia's strategic and operational plans, projected revenues, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; risks associated with recent adverse press articles, the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

新华财经
XINHUA FINANCE

RECEIVED
2007 DEC 17 A 9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fermat
INTEGRATED RISK AND PERFORMANCE MANAGEMENT SOFTWARE

[For immediate release]

Xinhua Finance and Fermat partner in delivering Basel II, Risk and Performance software solutions to China

SHANGHAI, 16 July 2007 - Xinhua Finance Limited ("XFL"; TSE Mothers: 9399; OTC ADRs: XHFNY), China's premier financial information and media services provider, today announced the signing of an exclusive agreement with Fermat, a leading independent provider of risk and performance management solutions to the global banking industry, to distribute and support Fermat's range of Basel II, Risk and Performance management software solutions in Mainland China.

This strong alliance will expand Xinhua Finance's offerings for its core client group of investment firms, credit institutions and, especially, retail and commercial banking operations as they move toward compliance with the Basel II Capital Accords and International Accounting Standards. The pact also enables Fermat, which recently was voted the overall global #1 Basel II solution vendor by readers of RISK Magazine, to extend its presence in Asia to the rapidly internationalizing Chinese financial sector.

Fermat's Basel II, Risk and Performance Management software solutions complement Xinhua Finance's comprehensive portfolio of data and analytics products, which include market indices, financial data banks, credit ratings assessments, financial modeling tools and a market risk management platform. In particular, Fermat's regulatory capital calculation and reporting solution, Fermat CAD (Capital Adequacy Directive) Basel II, is expected to fulfill growing demand in China for Basel II compliance systems before the 2010 implementation deadline. The Basel II Capital Accords are recommendations on banking laws and regulations issued by the Basel Committee on Banking Supervision, an institution created by the central bank Governors of the Group of Ten nations.

"At present, most Chinese banks' Basel II initiatives are still being defined or in the early planning stages as the market awaits CBRC's detailed interpretation of the Accords. We are delighted to ally with Fermat, the industry leader, in offering the Basel II and risk solution of choice here in China," said Fredy Bush, CEO of Xinhua Finance. "Moreover, we view this agreement as an integral step in the execution of our Solutions strategy. We will continue to

leverage our deep understanding of international standards and China's current financial and regulatory environment to help Chinese financial institutions compete in the world economy," added Ms Bush.

Fermat and Xinhua Finance are currently working together to adapt Fermat's range of software solutions to China, creating country-specific configurations in a Chinese-language interface to add on top of an innovative architecture that optimizes scalability and flexibility. The two parties will also develop internal processes in order to meet the local customer service requirements of China's large banking groups.

"Xinhua Finance's on-ground operational agility and unrivalled local knowledge base make it the ideal agent for our China sales efforts. We look forward to working closely with them in delivering industry-best on-site technical and implementation support," commented Gilbert Gagnaire, Co-Founder of Fermat and Chief Operating Officer of Fermat Private Limited, Fermat's Asia-Pacific wing.

End

For more information

Xinhua Finance
Joy Tsang, Director of Corporate Communications
joy.tsang@xinhuafinance.com
+86-21-6113-5999; +86-136-2179-1577

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), Xinhua Finance leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, the Company is headquartered in Shanghai, with

offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

About Fermat

Fermat is a leading independent provider of risk and performance management solutions to the global banking industry. The company addresses the large demand for new measurement and monitoring systems created by the fundamental shift in the banking industry from P&L driven practices to performance/risk driven business management. Fermat has more than 100 customers in 25 countries and has implemented 15 large and medium sized banks in APAC since 2005. For more information, please visit www.fermat.eu

About Fermat Private Limited

Fermat Private Limited is responsible for Fermat's business in the Asia Pacific region. For further information, please contact apac@fermat.com.sg

August 14, 2007

Dear Sirs,

Notice Regarding the Adjustments in Financial Forecasts

Name of the Company:	Xinhua Finance Limited
Representative:	Chief Executive Officer, Fredy Bush
	(Code Number : 9399)
Inquiries to:	Chief Financial Officer, David Wang (TEL: Hong Kong 852-3196-3939)
Inquiries to:	Manager, Investor Relations, Yoshitaka Yamada (TEL: Tokyo 81-3-3221-9500)

Xinhua Finance Limited (the Company) hereby announces that, as described below, it has revised its financial forecasts, which were made public on May 15, 2007, at the time of the announcement of the Financial Results for the quarter ended March 31, 2007.

I. Consolidated Financial Forecast

1. Adjustment in consolidated financial forecasts (Japanese GAAP) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: thousands of US dollars (millions of JPY) except for %)

	Turnover	EBITDA	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	101,891 (11,208)	7,311 (804)	△11,493 (△1,264)	△29,943 (△3,294)	33,497 (3,685)
Revised Projections[2] (B)	101,891 (11,208)	7,311 (804)	△11,493 (△1,264)	△16,000 (△1,760)	89,000 (9,790)
Difference (B - A)	-	-	-	13,943 (1,534)	55,503 (6,105)
Percent Change (%)	0%	0%	0%	46.6%	165.7%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	75,026 (8,646)	11,089 (1,278)	2,261 (261)	3,442 (397)	2,012 (232)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for results of 6 months ended June 30, 2006: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

2. There is no adjustment in consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: thousands of US dollars (millions of JPY) except for %)

	Turnover	EBITDA	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	260,000 (28,600)	44,379 (4,882)	6,688 (736)	△13,447 (△1,479)	31,999 (3,520)
Revised Projections[2] (B)	260,000 (28,600)	44,379 (4,882)	6,688 (736)	△13,447 (△1,479)	31,999 (3,520)
Difference (B - A)	-	-	-	-	-
Percent Change (%)	0%	0%	0%	0%	0%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	174,963 (20,840)	24,672 (2,939)	1,134 (135)	63 (7)	10,760 (1,282)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

3. Reasons for the adjustments

In the consolidated financial forecasts, which were made public on May 15, 2007, the Company included a non cash provision for possible impairment of intangible assets of approximately US$40 million, for the 6 months ending June 30, 2007. The Company believes that such a provision is not warranted at the present time. The Company continuously reviews its intangible assets and business outlook to determine if impairments are necessary in the future. In addition, the Company has incurred a net of US$15 million less of share issuance expenses which is offset by the lower deemed disposition gain than originally anticipated in the consolidated financial forecasts, which were made public on May 15, 2007.

The Company expects for the six months ended June 30, 2007, its ordinary loss to decrease by approximately US$14 million and net income to increase by approximately US$55 million. As a result, the Company has revised upward its financial forecast for ordinary income and net income for the 6 months ending June 30, 2007. There is no change in financial forecast for the full year ended December 31, 2007. The Company continues to include a provision for possible impairment of intangible assets in the forecast for the full year.

II. Non-consolidated Financial Forecast

1. Adjustment in financial forecasts (Japanese GAAP) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: USD thousand (Yen million) except for %)

	Turnover	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	2,261 (249)	△2,019 (△222)	△2,019 (△222)
Revised Projections[2] (B)	2,261 (249)	△3,496 (△385)	△3,496 (△385)
Difference (B - A)	-	△1,477 (△163)	△1,477 (△163)
Percent Change (%)	0%	△73.2%	△73.2%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	6,067 (699)	△1,012 (△117)	△1,012 (△117)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for results of 6 months ended June 30, 2006: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

2. Adjustment in financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: US thousand (Yen million) except for %)

	Turnover	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	4,522 (497)	△10,750 (△1,182)	△10,750 (△1,182)
Revised Projections[2] (B)	4,522 (497)	△12,760 (△1,404)	△12,760 (△1,404)
Difference (B - A)	-	△2,010 (△222)	△2,010 (△222)
Percent Change (%)	0%	△18.7%	△18.7%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	9,371 (1,116)	△6,019 (△717)	△6,019 (△717)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

3. Reasons for the adjustments

The Company is adjusting its forecast for ordinary income and net income for both the six months ended June 30, 2007 and the full year ended December 31, 2007. The Company has incurred higher corporate overhead expenses offset by lower audit fees than originally budgeted. As a result, the

Company is re-forecasting downwards its ordinary income and net income.

<For Reference Only (IFRS)>

1. Adjustment in consolidated financial forecasts (IFRS) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: thousands of US dollars (millions of JPY) except for %)

	Turnover	EBITDA	Net Income/ (Loss △)
Previous Projections[1] (A)	101,891 (11,208)	8,568 (942)	49,274 (5,420)
Revised Projections[2] (B)	101,891 (11,208)	8,568 (942)	90,000 (9,900)
Difference (B - A)	-	-	40,726 (4,480)
Percent Change (%)	0%	0%	82.7%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	75,026 (8,646)	11,273 (1,299)	4,854 (559)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's 6 month results: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

There is no adjustment in consolidated financial forecasts (IFRS) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: thousands of US dollars (millions of JPY) except for %)

	Turnover	EBITDA	Net Income/ (Loss △)
Previous Projections[1] (A)	260,000 (28,600)	46,579 (5,124)	57,253 (6,298)
Revised Projections[2] (B)	260,000 (28,600)	46,579 (5,124)	57,253 (6,298)
Difference (B - A)	-	-	-
Percent Change (%)	0%	0%	0%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	174,963 (20,840)	23,331 (2,781)	18,731 (2,233)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

Forward looking statements in this report are based on information available to management at the time this report was prepared. As such, they carry risks and uncertainties and actual results and events may differ significantly from the forecast. Investors are advised not to rely solely on business forecasts in this report for making investment decisions. Forecasts of business results will also be revised as and when considered necessary, in accordance with disclosure rules.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance Limited (TSE: 9399) reports solid 2007 first half results

SHANGHAI, August 15, 2007 – Xinhua Finance Limited ("XFL", TSE Mothers: 9399 and OTC: XHFNY), China's premier financial information and media service provider, today announced business results for the six months ended June 30. Under International Financial Reporting Standards ("IFRS"), total revenue was US$109.5 million, representing a 46% increase year-on-year, and 7% higher than management forecasts. EBITDA was US$12.9 million, a 15% increase year-on-year and 51% ahead of the forecast. Net income was US$90.9 million, compared to management forecast of US$90 million. Fully diluted earnings per share (EPS) was US$89.8, compared to US$5.6 in 2006.

Proforma EBITDA, adjusted to exclude non-cash ESOP expenses and one-time items, was US$22.6 million, an increase of 72% over US$13.1 million in the same period last year. Proforma net income was US$6.5 million for the first half of 2007 compared to US$8.0 million in the first half of 2006. Proforma net income for first half of 2007 reflects all the exclusions of proforma EBITDA, and excludes the non-cash one-time gain from changes in equity interest of $97.5 million, and non-cash finance costs. The decline in proforma net income from first half of 2006 was primarily due to an increase in intangible asset amortization arising from acquisitions in the distribution business and interest expense. XFL provides proforma results to help investors better understand the Company's underlying operating and financial trends.

XFL CEO Fredy Bush said, "We are pleased to see the success of our content and distribution strategy. As is evident from the results, our plan of leveraging our proprietary content onto our distribution platforms in China is creating new areas of revenue and growth for Xinhua Finance. Today, more than 50% of our revenue and more than 60% of our EBITDA is coming from our China businesses. We will continue to build on our unique position in both content and distribution in China to maximize the opportunities in this fast growing financial market."

CFO David Wang said, "XFL has continued to successfully leverage its proprietary content and distribution platform as displayed by its first half results exceeding management forecasts. We revised the half year guidance upward in compliance with the Tokyo Stock Exchange's requirements. Our prior net income forecast included an expense provision to take into account possible non-cash impairments which did not occur in the period. We continue to provide for possible non-cash impairments in the second half of the year. Therefore, we maintain our full year net income forecast for the year at US$57.3 million."

新华财经
XINHUA FINANCE

"*Each of our service lines continues to display strong growth prospects.* We continue to be focused on effective integration of our businesses worldwide and improving our operational efficiency to support our business growth. With strong first half results in line with management forecasts, we are confident in achieving our full year forecasts and look forward to robust performance in the second half," added Mr. Wang.

End

First Half 2007 Actual vs. First Half 2007 Forecast (1)– unit: million USD

	1H 2007 Actual	1H 2007 Forecast	Variance
Revenue	109.5	101.9	7%
Proforma EBITDA (2)	22.6	18.4	23%
EBITDA (3)	12.9	8.6	51%
Net Income (4)	90.9	90.0	1%

First Half 2007 vs. First Half 2006 – unit: million USD

	1H 2007	1H 2006	Variance
Revenue	109.5	75.0	46%
Proforma EBITDA (2)	22.6	13.1	72%
EBITDA (3)	12.9	11.3	15%
Proforma Net Income (5)	6.5	8.0	-19%
Net Income	90.9	4.9	1772%

First Half 2007 vs. First Half 2006 (Japan GAAP(6)) – unit: million USD

	1H 2007	1H 2006	Variance
Revenue	109.5	75.0	46%
Proforma EBITDA (2)	22.5	13.4	68%
EBITDA (3)	10.0	11.1	-10%
Proforma Net Income (5)	0.7	0.4	55%
Net Income	89.4	2.0	4345%

(1) For six months ended June 30, 2007 results and six months ended June 30, 2006 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥123.26, from the Tokyo Foreign Exchange Market as of June 29, 2007.

(2) Proforma EBITDA under IFRS is EBITDA plus non-cash ESOP expenses and excluding one time items. Proforma EBITDA under JGAAP is EBITDA plus non-cash ESOP expenses and recurring non operating income and excluding one time items.

新华财经
XINHUA FINANCE

(3) Under IFRS, EBITDA for the six months ended June 30, 2007 includes non-cash one time charge of US$5.7m from the revaluation of a convertible loan, one time legal expenses of US$0.6m and non-cash ESOP expenses of US$3.3m. Under JGAAP, EBITDA for the six months ended June 30, 2007 includes non operating income of US$10m, one time legal expenses of US$0.6m and non-cash ESOP expenses of US$2m.

(4) Reforecast on August 14, 2007

(5) Under IFRS, Proforma net income for six months ended June 30, 2007 excludes a one-time gain of US$97.5m from the deemed disposal of a subsidiary, a non-cash one time charge of US$ 5.7m from the revaluation of a convertible loan, non cash finance costs of US$3.5m, one time legal expenses of US$0.6m and non-cash ESOP expenses of US$3.3m. Under JGAAP, Proforma net income for the six months ended June 30, 2007 excludes a one-time gain of US$100.7m from the deemed disposal of a subsidiary and related share issuance expenses of US$9.4m and non cash ESOP expenses of US$2m

(6) The main reason for the differences between IFRS and Japan GAAP as applied to us is that Japanese accounting standards take a different approach to accounting for amortization of goodwill from acquisitions and share issuance expenses.

(Notes)

A. We define EBITDA in relation to our IFRS financial statements as profit or loss before interest, tax, depreciation and amortization.
B. We define EBITDA in relation to our JGAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
C. Forecasts for fiscal 2007 are management estimates only; figures have not been audited or reviewed.
D. Performance estimates are determined based on information currently available. Due to unforeseen factors, actual performance may differ from estimates.

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999, joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Mr. John Dudzinsky, +1 212 889 4350 ,john.dudzinsky@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited ("XFL") is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide.

新华财经
XINHUA FINANCE

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied on as information to make an investment decision by any investor. Investors should read the Company's Securities Report filed to the Tokyo Stock Exchange and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

2007 Year 6 Month Financial Summary (Consolidated) 2007 Year 08 Month 15 Date

Listed Company Name : Xinhua Finance Limited Listed Section : Mothers
Code No. : 9399 Head Office Location : Cayman Islands
(URL http://www.xinhuafinance.com)
Representative- Title : Chief Executive Officer ; Name : Fredy Bush
Inquiry- Title : Chief Financial Officer ; Name : David Wang ; Tel : Hong Kong (852) 3196-3939
Title : Senior Manager of Investor Relations ; Name : Yoshitaka Yamada ; Tel : Tokyo (81) 3 3221-9500
Filing Schedule of Semi-annual Report: 28 September 2007

(Note: Figures are rounded.)

1. Consolidated Results for the period ending June 30, 2007 (Jan 1, 2007 to Jun 31, 2007) under Japan GAAP

(1) Consolidated Operating Results

(Note: % represents increase or decrease compared to the prior year, △ denotes loss.)

	Turnover		Operating Income /△ Loss		Ordinary Income /△ Loss		Net Income	
	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%
June, 2007	109,475 (13,494)	45.9	△11,053 (△1,362)	-	△15,477 (△1,908)	-	89,427 (11,023)	-
June, 2006	75,026 (9,248)		2,261 (279)		3,442 (424)		2,012 (248)	
Dec, 2006	174,963 (21,566)		1,134 (140)		63 (8)		10,760 (1,326)	

	Basic Earnings per share	Diluted Earnings per Share	Proforma EBITDA		EBITDA	
	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	US$ thousand (JPY million)	%	US$ (JPY) 2 decimal places	%
June, 2007	90.93 (11,208.03)	88.41 (10,897.42)	22,526 (2,777)	68.4	9,954 (1,227)	△10.2
June, 2006	2.38 (293.36)	2.33 (287.20)	13,378 (1,649)		11,089 (1,367)	
Dec, 2006	12.23 (1,507.18)	11.57 (1,426.73)	32,604 (4,019)		24,672 (3,041)	

(Notes)

1) P/L from applying Equity Method: June 30, 2007 : US$1 thousand (JPY 0 million) loss; June 30, 2006: US$ 35 thousand (JPY 4 million) gain
2) Average no. of shares during the period: June 2007 : 983,440.66 shares; June 2006 : 846,593.87 shares.
3) Exchange rate used USD1 = ¥123.26; the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), from the quotations by The Bank of Tokyo-Mitsubishi UFJ, Ltd. for buying and selling spot USD by telegraphic transfer against yen as of June 29, 2007
4) We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.

(2) Consolidated Financial Status

	Total Assets	Total Net Assets	% of Adjusted Shareholders' Equity / Total Assets	Net Assets per Share
	US$ thousand (JPY million)	US$ thousand (JPY million)	%	US$ (JPY) 2 decimal places
June, 2007	1,097,850 (135,321)	622,093 (76,679)	39.3%	425.02 (52,387.97)
June, 2006	491,796 (60,619)	383,852 (47,314)	65.2%	314.20 (38,728.29)
Dec, 2006	765,941 (94,410)	382,758 (47,179)	39.8%	326.93 (40,297.39)

(Notes)

1) Adjusted shareholders' equity : June, 2007 : US$431,374 thousand (JPY53,171 million)
June, 2006 : US$320,502 thousand (JPY39,505 million)
Dec, 2006 : US$304,584 thousand (JPY37,543 million)

2) Adjusted shareholders' equity is defined as total net assets minus minority interests minus share subscription rights.

(3) Consolidated Cash flow results

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalent at the year end
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)
June, 2007	22,576 (2,783)	△160,368 (△19,767)	199,571 (24,599)	156,224 (19,256)
June, 2006	△13,180 (△1,625)	△43,548 (△5,368)	63,506 (7,828)	87,455 (10,780)
Dec, 2006	△12,970 (△1,599)	△95,754 (△11,803)	125,122 (15,423)	97,279 (11,991)

2. Condition of Payment of Dividends

	Dividend per Share				
	For 1st Quarter	For Interim	For 3rd Quarter	For End of Fiscal Year	For a year
	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places
Dec, 2006	- (-)	- (-)	- (-)	- (-)	0.00 (0.00)
June, 2007	- (-)	- (-)			0.00 (0.00)
Dec, 2007 (Forecast)			- (-)	- (-)	

3. Forecast on Consolidated Results for the period ending December 2007 (Jan 1, 2007 to Dec 31, 2007) under Japan GAAP

(Note: % represents increase or decrease compared to the prior year, △ denotes loss.)

	Turnover	EBITDA	Operating Income	Ordinary Income /△ Loss	Net Income	Earnings per share
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ (JPY) 2 decimal places
For a year	260,000 (28,600) 48.6%	44,379 (4,882) 79.9%	6,688 (736) 489.8%	△13,447 (△1,479) -	31,999 (3,520) 197.4%	29.55 (3,251.04) 141.7%

(Notes)

1) Exchange rate used: USD1 = ¥110.00
2) We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3) Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

4. Miscellaneous

(1) Changes of significant subsidiary during reporting period (with changes in scope of consolidated entities): No

(2) Changes in basis, procedures or representing method of accounting treatments, for the interim consolidated financial statements (significant matters as basis for interim consolidated financial statements)

(i) Changes arising from changes in accounting standards: Yes

(ii) Other changes, except for (i): No

(Note) Please refer to the section "Change in Accounting Policy" in the interim consolidated financial statements, for details.

(3) Issued Shares (Common stock)

(i) Total issued shares at the end of period (including treasury):
June 2007 1,014,947.79 shares; June 2006 890,727.79 shares; Dec, 2006 931,637.79 shares

(ii) Treasury stocks at the end of period:
June 2007 0 shares; June 2006 0 shares; Dec, 2006 0 shares

(For reference) Individual Financial Statement Summary

1. Individual Financial Summary for the period ending on June 30, 2007 (Jan 1, 2007 – Jun 30, 2007)

(1) Operating Results under Japan GAAP (Note: % represents increase or decrease compared to the prior year, △ denotes loss.)

	Turnover	%	EBITDA	%	Operating Income / △Loss	%	Ordinary Income / △Loss	%
	US$ thousands (JPY million)	%	US$ thousands (JPY million)	%	US$ thousands (JPY million)	%	US$ thousands (JPY million)	%
June, 2007	2,330 (287)	△61.6	△3,914 (△482)	-	△3,914 (△482)	-	△3,495 (△431)	-
June, 2006	6,067 (748)		△870 (△107)		△870 (△107)		△1,012 (△125)	
Dec, 2006	9,371 (1,155)		△2,802 (△345)		△2,802 (△345)		△6,019 (△742)	

	Net Income/△Loss	%	Earnings per share
	US$ thousands (JPY millions)	%	US$ (JPY) 2 decimal places
June, 2007	△3,495 (△431)	-	△3.55 (△437.57)
June, 2006	△1,102 (△125)		△1.20 (△147.91)
Dec, 2006	△6,019 (△742)		△6.84 (△843.10)

(2) Financial Condition

	Total Assets	Total Net Assets	% of Adjusted shareholders' equity / Total Assets	Net Assets per Share
	US$ thousand (JPY million)	US$ thousand (JPY million)	%	US$ (JPY) 2 decimal places
June, 2007	475,871 (58,656)	322,436 (39,743)	67.8	317.69 (39,158.47)
June, 2006	361,380 (44,544)	318,744 (39,288)	88.2	357.85 (44,108.59)
Dec, 2006	464,206 (57,218)	288,053 (35,505)	62.0	309.17 (38,108.29)

2. Forecast on Results for the period ending Dec 2007 (Jan 1, 2007 to Dec 31, 2007)

(Note: % represents increase or decrease compared to the prior year, △ denotes loss.)

	Turnover	EBITDA	Operating Income /△ Loss	Ordinary Income /△ Loss	Net Income /△ Loss
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)
For a year	4,522 (497) △51.7%	△7,739 (△851) -	△7,739 (△851) -	△12,760 (△1,404) -	△12,760 (△1,404) -

(Notes)

1) Exchange rate used: USD1 = ¥110.00
2) We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.

3) Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

(For reference only) IFRS Results

1. Consolidated Results for the period ending June 30, 2007(1 January 2007 to 30 June 2007) under IFRS

(1) Consolidated Operating Results

	Turnover	Proforma EBITDA	EBITDA	Net Income	Earnings per share	Diluted Earnings per Share
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places
June, 2007	109,475 (13,494)	22,590 (2,784)	12,910 (1,591)	90,863 (11,200)	92.39 (11,387.99)	89.83 (11,072.45)
June, 2006	75,026 (9,248)	13,136 (1,619)	11,273 (1,390)	4,854 (598)	5.73 (706.28)	5.63 (693.95)
Dec, 2006	174,963 (21,566)	32,401 (3,994)	23,331 (2,876)	18,731 (2,309)	21.28 (2,623.97)	20.14 (2,482.46)

(Notes)

1) P/L from applying Equity Method: June, 2007: US$1 thousand (JPY0) loss; June, 2006: US$35 thousand (JPY 4 million) gain
2) Average no. of shares during the period: June, 2007: 983,440.66 shares; June, 2006 : 846,593.87 shares
3) Exchange rate used USD1 = ¥123.26.The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), from the quotations by The Bank of Tokyo – Mitsubishi UEJ, Ltd. For buying and selling spot USD by telegraphic transfer against yen as of June 29, 2007.

2. Forecast on Consolidated Results for the period ending December 2007 (1 January 2007 to 31 December 2007) under IFRS

(Note: △ denotes loss.)

	Turnover	EBITDA	Net Income
	US$ thousand (JPY Thousand)	US$ thousand (JPY Thousand)	US$ thousand (JPY Thousand)
For a year	260,000 (28,600)	46,579 (5,124)	57,253 (6,298)

(Notes)

1) Exchange rate used: USD1 = ¥110.00
2) We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
3) Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

1. Operating Results

(a) Operating results analysis

Turnover in the first half of 2007 increased 46% when compared to the same period in 2006, driven mainly by the successful integration of the Company's content and distribution businesses. The Company's distribution strategy has created incremental value from its proprietary content, diverse client base and brand name and has enabled the Group to capture additional revenue streams.

Due to the rising demand for China focused financial information, the content business lines progressed steadily in China. In the Indices service line, the amount of global assets tracking and benchmarking against the Company's China indices increased to over $94 billion due to the upsurge of China investment sentiment. The Ratings service line added two China economic indicators enabling investors to understand developments in China's financial markets. The Financial News service brought China commodities news services to Japan and increased coverage on fixed income and foreign exchange markets. The number of corporate announcements distributed by our Investor Relations service line in China grew 28% over the second quarter of 2006, while our China advisory service business increased in revenue by 255% over the first half 2006.

We will continue to expand our distribution capabilities to further capture opportunities in the market, while focusing on integrating and refining the services we already offer. We also plan to grow the Distribution service line through our financial solutions strategy, targeting securities firms and retail investors in China that are in need of quality financial analysis and effective analytical tools to evaluate the China markets based on international standards, as well as back office and trading applications to support their operations. We currently provide these analytic products and applications through software applications.

We are focused on developing solutions that cater to the needs of our China-based clients and leverage the unique and proprietary financial content that we already create everyday. Our goal is to bring a comprehensive financial solutions platform that empowers investors throughout China with the right information and analytical tools to enable them to make more well-informed investment decisions.

Forecast for the fiscal year 2007 is as follows:

Turnover	US$ 260,000 thousand (JPY 28,600 million)
EBITDA	US$ 44,379 thousand (JPY 4,882 million)
Operating Income	US$ 6,688 thousand (JPY 736 million)
Ordinary Income	US$ △13,447 thousand (JPY △1,479 million)
Net Income	US$ 31,999 thousand (JPY 3,520 million)

The forecasts are based on the exchange rate of US$1 = 110 JPY.

(b) Financial condition analysis

Operating results

Turnover

Turnover was US$109,475 thousand (￥13,494 million) for the six months ended June 30, 2007, as compared to US$75,026 thousand (￥9,248 million) for the six months ended June 30, 2006.

Higher turnover in 2007 is primarily due to:

1) The successful integration of the Company's content and distribution businesses. .
2) Continued demand for China focused financial information in each of our service lines.
3) Consolidation of newly acquired subsidiaries, including Glass Lewis & Co. LLC, Kinetic Information Systems Services Limited, Shanghai TongXin Information Technology Consulting Co., Ltd, Beijing Orient Agribusiness Consultants Co., Ltd, Singshine (Holdings) Hong Kong Limited and Beijing Mobile Interactive Co., Ltd in the first six months of 2007 which together accounted for 8.4% of our turnover for the six months ended June 30, 2007.
4) Full period impact from acquired subsidiaries, including Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd), Beijing JingGuanXinCheng Advertising Co. Ltd. and Shanghai Hyperlink Market Research Co., Ltd., that joined the group in 2006 which accounted for 34.5% of our turnover for the six months ended June 30, 2007.

Cost of sales

Cost of sales was US$52,806 thousand (￥6,509 million) for the six months ended June 30, 2007, as compared to US$31,466 thousand (￥3,878 million) for the six months ended June 30, 2006. The increase in the amount of cost of sales is primarily due to consolidation of newly acquired subsidiaries that accounted for US$6,010 thousand (￥741 million) in the six months ended June 30, 2007 and full impact from subsidiaries which joined the group in 2006 which accounted for US$23,215 thousand (￥2,861 million) in the six months ended June 30, 2007. Cost of sales mainly consists of reporting and editorial staff costs, direct marketing expenses, production fees, distribution charges, data acquisition costs and media buying costs. Due to the larger contribution from our distribution and media business, which has a higher proportion of cost of sales, cost of sales represented 48.2% of turnover for the six months ended June 30, 2007 versus 41.9% of turnover for the six months ended June 30, 2006.

Gross profit margin

Given the reasons mentioned above, gross profit margin was 51.8% for the six months ended June 30, 2007 versus 58.1% for the six months ended June 30, 2006.

Selling, general and administrative expenses

Selling, general, and administrative expenses were US$67,722 thousand (¥8,347 million) for the six months ended June 30, 2007, higher than US$41,300 thousand (¥5,091 million) for the six months ended June 30, 2006.

Higher selling, general, and administrative expenses are mainly due to:

1) higher non-cash expenses such as depreciation, amortization and amortization of goodwill;
2) costs associated with expansion activities, including: a) ratings service line published the China Investment Atlas, b) news service line expanded its commodities news service to Japan, c) investor relations service line invested in the expansion of its Greater China services, and d) distribution service line started the publication of two new magazines;
3) full period impact of selling, general and administrative expenses from subsidiaries acquired in 2006; and
4) consolidation of the selling, general and administrative expenses from subsidiaries acquired in 2007.

Our non-cash expenses for the six months ended June 30, 2007 include depreciation of US$2,587 thousand (¥319 million), amortization of US$7,879 thousand (¥971 million), amortization of goodwill of US$10,540 thousand (¥1,299 million) and non-cash share based payment expense of US$1,979 thousand (¥244 million). Since May 2006 when Japan GAAP instituted a new accounting standard for share based payment, we have recorded the above non-cash share based payment expense. Our depreciation and amortization expenses for the six months ended June 30, 2007 totaled US$21,006 thousand (¥2,589 million) compared to the depreciation and amortization expenses for the six months ended June 30, 2006 which totaled US$8,828 thousand (¥1,088 million).

Selling, general, and administrative expenses, inclusive of depreciation, amortization and non-cash share based payment expense, as a percentage of turnover was 61.9% for the six months ended June 30, 2007 versus 55.1% for the six months ended June 30, 2006. Excluding depreciation, amortization and non-cash share based payment expense, selling, general, and administrative expenses as a percentage of turnover was 40.9% for the six months ended June 30, 2007 versus 43.1% for the six months ended June 30, 2006.

Operating income

As a result of the above, operating loss was US$11,053 thousand (¥1,362 million) for the six months ended June 30, 2007, versus operating profit of US$2,261 thousand (¥279 million) for the six months ended June 30, 2006.

Ordinary income

Ordinary loss was US$15,477 thousand (¥1,908 million) for the six months ended June 30, 2007, versus ordinary profit of US$3,442 thousand (¥424 million) for the six months ended June 30, 2006. Ordinary loss was arrived at after accounting for:

1. revised share issuance expenses of US$9,362 thousand (¥1,154 million), (where the accounting

treatment of the underwriter fee, which was US$22,365 thousand (¥2,757 million) for the three months ended March 31, 2007, was revised to be deducted from the gross issue price) from the listing of our subsidiary Xinhua Finance Media Limited ("XFMedia");

2. non-operating income (including interest income and gain on foreign exchange) of US$10,010 thousand (¥1,234 million) offset by US$5,043 thousand (¥622 million) in interest expense and finance-related costs.

Net income for the period

Net profit was US$89,427 thousand (¥11,023 million) for the six months ended June 30, 2007, versus net profit of US$2,012 thousand (¥248 million) for the six months ended June 30, 2006.

Net profit for the six months ended June 30, 2007 was arrived at after including:

1) taxation charge of US$1,287 thousand (¥159 million);
2) revised gain from changes in equity interest of US$100,688 thousand (¥12,411 million) (where this revised gain, arising from the revision of the accounting treatment of the underwriter fee described in Ordinary income above, impacted on the gain from change in equity interest which was US$ 105,836 thousand (¥13,045 million) for the three months ended March 31, 2007) related with the listing of our subsidiary XFMedia; and
3) minority interest credit of US$5,472 thousand (¥675 million). This amount includes the share issuance expenses of US$5,651 thousand (¥697 million) for the three months ended March 31, 2007, being a prior period adjustment.

EBITDA

EBITDA was US$9,954 thousand (¥1,227 million) for the six months ended June 30, 2007, versus US$11,089 thousand (¥1,367 million) for the six months ended June 30, 2006. EBITDA is calculated by taking operating income (or loss) and adding back the following non-cash items: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

Proforma EBITDA for the six months ended June 30, 2007, was US$22,526 thousand (¥2,777 million) versus US$13,378 thousand (¥1,649 million) for the six months ended June 30, 2006. Proforma EBITDA for the six months ended June 30, 2007 includes recurring non operating income of US$10,010 (¥1,234 million) which is mainly interest income of US$4,153 thousand (¥512 million) and foreign exchange gain of US$3,133 thousand (¥386 million), excludes non cash share based payments of US$1,979 (¥244 million) and excludes one time professional fees of US$588 thousand (¥72 million).

Difference in net results under IFRS and Japan GAAP

Net results achieved under IFRS for the six month year ended June 30, 2007 was net income of US$90,863 thousand (¥11,200 million) versus a net income of US$89,427 thousand (¥11,023 million) under Japan GAAP.

The material differences between IFRS and JGAAP when applied to us include:

1) Amortization of goodwill on consolidation arising from strategic acquisitions (a consolidation adjustment which is a non-cash expense)
   Japan GAAP requires goodwill arising from consolidation to be amortized within 20 years. The goodwill on consolidation of the Company has been and is projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.
2) Compensation expense related to Employee Stock Option Plan
   Under IFRS and JGAAP, fair value of shares or options granted for compensation is amortized over the vesting period of the shares or options. Under Japan GAAP there is no requirement for this amortization for shares or options granted for compensation prior to May 1, 2006. However, shares and options granted after May 1, 2006 start to attract compensation expense under Japan GAAP.
3) Share issuance expenses
   Under IFRS, share issuance expenses are capitalized in the balance sheet. Under JGAAP, share issuance expenses are expensed through the income statement.

Cashflow analysis

Operating activities

Net cash provided by operating activities amounted to US$22,576 thousand (¥2,783 million) for the six months ended June 30, 2007.

Investing activities

Net cash used in investing activities amounted to US$160,368 thousand (¥19,767 million) for the six months ended June 30, 2007, mainly consisted of cash used for strategic acquisitions during the period of US$83,786 thousand (¥10,328 million), subsequent consideration payments for subsidiaries including Xinhua Finance Advertising Limited and Washington Analysis of US$15,557 thousand (¥1,918 million), currency linked note of US$40,000 thousand (¥4,930 million), deposit for purchase of intangible assets of US$7,941 thousand (¥979 million), and capital expenditures of US$6,521 thousand (¥804 million).

Financing Activities

Cashflow from financing activities amounted to US$199,571 thousand (¥24,599 million) for the six months ended June 30, 2007. This amount mainly consisted of cash proceeds of US$196,819 thousand (¥24,260 million) from the issuance of shares in XFMedia due to its listing on the Nasdaq market in the US. Interest payments related to our corporate bond and bank borrowings also totalled to US$7,749 thousand (¥955 million).

Cash Balance

Due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above, ending cash and bank balance was US$200,572 thousand (¥24,722 million) as at June 30, 2007, of which US$44,645 thousand (¥5,503 million) was deposits pledged as collateral (deducted from cash balance) and US$297 thousand (¥37 million) was marketable securities. Hence the net cash and cash equivalents as at June 30, 2007 was US156,224 thousand (¥19,256 million).

(c) Basic policy about profit distribution

Since we have a relatively short operating history, dividends have not yet been declared and paid.

In order to maintain our leadership in our business sectors and maximize the value of our company, we have thus far considered funding the expansion of our business paramount to the distribution of dividends. Currently, we are making efforts to strengthen our profit profile while expanding the business.

(d) Risk Factors

Risks Related to the Business

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

Xinhua Financial Network Limited , our predecessor company, commenced operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by fast growing companies. These risks include our potential failure to:

- develop new and enhance existing product and services, obtain new clients, and retain existing clients;
- adequately and efficiently operate, upgrade and develop the systems that we use to produce and distribute our products;

- maintain adequate control of our expenses;
- attract and retain qualified personnel; and
- respond to competitive market conditions.

If we do not successfully address any of these risks, our business could be materially adversely affected. Furthermore, the financial statements included in this document may not be representative of our results and may not be a reliable indicator of our future results because of our limited history, rapid expansion and successive acquisitions.

We have only recently become profitable and may not sustain profitability in the future.

We have sustained net losses in the past and we only became profitable in 2006. We cannot assure you that we can avoid net losses or achieve profitability in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth, strategic acquisitions and revenue trends. We have accounted for a significant amount of goodwill from acquisitions which we amortize over a period not exceeding 20 years in accordance with Japanese GAAP. In addition, share issuance and related costs incurred in connection with our initial public offering and private placements of our shares made after December 31, 2003 are accounted for as an expense under Japanese GAAP.. Furthermore, any additional acquisitions giving rise to increased goodwill or any decrease or delay in generating additional sales volume and revenue or in successful integration of acquired companies could result in substantial operating and net losses in future periods.

If we are unable to maintain and properly manage existing partnerships and joint ventures, our business may suffer.

Some of our products, knowledge and brand names depend on our strategic partnerships and joint ventures. If relationships with such partners, the operations of such partners or the operations of such joint ventures suffer serious setbacks, our ability to offer key products and to keep and attract clients may be adversely affected. We cannot assure you that our joint venture partners will always be committed to our business.

Recent and future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We have recently completed a number of acquisitions and if we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of

resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may not be able to achieve the benefits we expect from recent and future acquisitions.

Strategic acquisitions are a key part of our overall growth strategy. Historically we have made acquisitions that were critical in providing us with product suites, customer base, market access, and our talent pool. The integration of such acquired companies requires a great deal of management attention, dedicated staff efforts and skillful leadership. A successful integration process is key to realize the benefits of an acquisition. Although we have established an integration committee to oversee the integration process, if we encounter difficulty integrating our recent and future acquisitions, our business will be adversely affected. In addition, we cannot assure you that the revenue and cost synergies that we expect to achieve from our acquisitions will materialize. There is no assurance that the acquisitions will result in the expected growth or development and the Company may have significant loss caused in relation to the acquisitions due to the risk factors described above or others.

We rely on our competitors to provide redistribution for certain of our products and services.

We rely on a number of on-line third party networks to redistribute certain of our products and services to end users. Many of the owners and operators of those third party networks also compete with us in one or more of our principal business areas. If one or more of those firms refuses to continue to redistribute those products and services in the future, or makes the terms of doing so more onerous, we may not be able to distribute our services effectively, which could harm our business.

We rely on services from third parties to carry out our business and to deliver our products and services to customers, and if there is any interruption or deterioration in the quality of these products services, our customers may not continue using our products.

We rely on certain third-party computer systems to deliver our products and services. If our third party providers fail to perform their required services in a timely manner to our clients, our products and services will not be delivered to the requirements of our clients and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If we fail to maintain and further develop our ability to provide and innovate products and services, we may not be able to maintain our growth in revenue.

The financial services and media industry is highly dynamic and a company like ours needs to provide timely and relevant content and analysis to serve a highly demanding customer base that relies on products and services like ours to make investment decisions. If we fail to maintain such ability or fail to continue to innovate and keep up with the changing needs of our customers, we may suffer a decline in our revenue and profitability.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other global financial information and analysis providers. Although we believe that we have a stronger market position and better expertise in the China market, many of our competitors have a longer operating history, larger product suites, greater capital resources and broader international recognition. Given the recent growth in the China market, we expect most of these companies to increase their focus in this region and that competition in our business areas is likely to intensify. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our content, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection, copyright and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective as in other countries, such as Japan, the United States or elsewhere. Policing unauthorized use of proprietary technology and information is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology and information. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to resort to litigation to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, Daniel Connell, David Wang and Jae Lie, who are the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and President respectively, of our company. We rely on their expertise in business operations, finance and financial information and the media industry and on their relationships with our shareholders, strategic partners, and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose clients and strategic partners. Each of our executive officers has entered into an employment agreement with us which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you that these agreements would be enforced effectively.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

We expect to need to hire additional employees, including editorial personnel to maintain and expand our news production effort, analysts to provide more in-depth analysis, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise users of our products and services may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from capital raising activities are sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of additional debt would result in increased debt service obligations and the operating and financing covenants of the debt could restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to litigation for information provided in our products and services, which may be time-consuming and costly to defend.

Our products and services contain information such as news of events, quotes of securities prices and analytical reports and ratings on companies. It is possible that if any information contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management's attention and resources.

The values of certain of our assets may be impaired to amounts less than we have accounted for in our financial statements.

Certain of our assets such as goodwill, intangibles and securities assets on our financial statements are subject to periodic impairment and valuation tests. Should they be determined to be worth less than their carrying value during such tests, their value would be written down and our financial results could be adversely affected.

Restrictions or limitations on the ability of our subsidiaries to pay dividends to us would reduce the funds available to pay dividends to our shareholders.

We are a holding company with no significant assets other than our equity interests in our wholly-owned operating companies and affiliated entities. As a result, we rely on payments of dividends and consulting and other fees from our subsidiaries to make dividend payments to our shareholders. If our subsidiaries were to incur debt in the future, the agreements governing the debt may contain provisions restricting their ability to make dividend or other payments to us. Regulatory requirements in the jurisdiction of incorporation of our subsidiaries may also restrict or limit their ability to make payments to us. For a discussion of the regulatory requirements governing our subsidiaries in China, please see "Risks Related to Doing Business in China—Payments from China are subject to restrictions and controls."

We have not declared or paid dividends before and we are not likely to declare or pay dividends in the near future.

Currently, in order to maintain and increase the Company's leadership in its business sector and maximize the value of the Company, the Company considers funding the expansion of its business through reinvestment of profits to be paramount to the distribution of dividends and accordingly is not likely to declare or pay dividends in the near future.

Our business and operating results may be adversely affected by the conditions of the global financial markets.

We derive our revenues primarily from the provision of financial information and other related services, and our customer base primarily comprises financial institutions and other global market participants. Our customer's demand for our products and services is affected by the conditions of the global economy and in particular the global financial markets. Unfavorable financial or economic conditions that either reduce investor demand for securities or reduce issuers' willingness or ability to issue securities could reduce the level of activity in the global financial markets, the business performance of our clients and the demand for our products and services.

We are exposed to increased risk from multinational operations.

We maintain offices in the US, Asia and Europe and derive the majority of our revenue from sources outside Asia. Operations in different countries expose us to a number of legal, economic and regulatory risks, such as changes in legal and regulatory requirements which affect either our operations or our customers' use of our products and

services, restrictions on the movement of currencies, export and import restrictions and political and economic instability. Any of these factors could have a material adverse effect on our business and operations.

Hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements may harm our business.

Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network or data gathering procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of our business and could result in corruption and loss of data. Any failure by our computer environment to provide our required data communications capacity could result in interruptions to our service. Significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once they are completed, could damage our reputation and harm our business.

Restrictions imposed on the Company by the US$ 100,000 thousand (¥12,326 million) 10% Senior Guaranteed Notes issued in November 2006 may adversely affect our business operations.

In November 2006, we issued US$ 100,000 thousand (¥12,326 million) 10% Senior Guaranteed Notes due 2011. The Notes are governed by the Indenture, which includes a number of significant restrictive covenants that could limit our ability to plan for or to react to market conditions or meet our capital needs. These covenants restrict among other things, our ability, to: incur additional debt; make restricted payments, pay dividends or distributions on our capital stock, repurchase our capital stock, pay existing indebtedness, make or repay intercompany loans or advances or sell or transfer property or assets; issue or sell capital stock; guarantee indebtedness, enter into transactions with affiliates, create liens on assets to secure debt; enter into sale and leaseback transactions; sell assets; make investments; merge or consolidate with another company; and engage in a different business activity. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance with the covenants.

We may be unable to comply with the restrictions and covenants under the Notes, the Indenture and other financing agreements, which could lead to a default under the terms of the Notes, the Indenture or those agreements resulting in an acceleration of our debt repayment

If we are unable to comply with the restrictions and covenants in the Notes, the Indenture or our current or future financing and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. If these events occur, there is no assurance that our assets and cash flow would be sufficient to repay in full all indebtedness, or that alternative financing could be found. Even if alternative financing could be obtained, there is no assurance that it would be on terms that are favorable or acceptable to us.

A lawsuit was filed against one of our subsidiaries and its board of directors

On May 22, 2007 a lawsuit was filed in New York against XFMedia, its then members of the board of directors and the underwriters by an individual who purchased shares of XFMedia at its initial public offering ("IPO") who seeks class action status. Fredy Bush is a director and Shelly Singhal was a former director of both the Company and XFMedia. The lawsuit alleged that material facts concerning the background of Mr. Shelly Singhal, a former director of the Company and XFMedia and the former Chief Financial Officer of XFMedia were omitted from the prospectus issued in connection with XFMedia's IPO on or about March 9, 2007 on the Nasdaq Global Market. The Company is not a party to the lawsuit, and the amount of damages sought has not yet been determined. Though the Company and XFMedia believe that the allegations in the lawsuit are entirely without merit and XFMedia intends to vigorously defend itself against the lawsuit, it is uncertain of the outcome and impact of the lawsuit on the Group as of the date of filing of this announcement and litigation and preparations to defend against claims, regardless of the merit, can be costly, and XFMedia may incur substantial costs and expenses in doing so, regardless of the ultimate outcome of this matter. This litigation could also divert the attention of XFMedia management and resources in general.

Risks Related to Doing Business in China

We are an international company with offices around the world. We have focused a significant part of our business in China and, as such, are subject to certain risks which are particular to China. The more significant of these risks are described below.

Restrictions on the development and growth of Chinese financial markets may hamper our growth.

A sizeable part of our business is conducted in China. China has liberalized its laws on foreign and domestic investments including promulgating regulations permitting qualified foreign institutional investors to invest in Chinese listed companies. We expect that demand for our products would generally increase as the markets are liberalized. Restrictions imposed on the Chinese markets which have the effect of restricting its growth and development may have an adverse effect on the continued growth of our business in China.

As we operate in highly regulated industries, being financial markets and media, we are subject to changes in government policies and regulations. While China has deregulated these industries in the past few years, this trend may change and we may be operating in a more restricted environment. This may also have a negative impact on our business in China.

More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected. Such deterioration may be caused by numerous factors including natural disasters, terrorism, domestic and international political issues, market downturns, or changes in government policies.

Uncertainties exist with respect to Chinese laws and regulations and their interpretation and administration.

Chinese laws relating to foreign investments, media and financial markets are relatively new compared with those in more mature markets. New laws and regulations continue to be promulgated. We believe our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, our business operations and the approvals and licenses to carry them out are in compliance with all existing Chinese laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation, application and administration of current Chinese laws and regulations and the impact of any new laws and regulations is unknown. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to our belief.

Payments from China are subject to restrictions and controls.

We are a holding company incorporated in the Cayman Islands with operations in China. Dividends and other payments from our subsidiaries and other entities in China needs to be remitted outside of China to fund operations and expenses outside China as well as dividend payments to our shareholders. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Failure to receive the full amount of dividends from our subsidiaries in China and affiliated Chinese entities may adversely affect the financial condition of our overall operations and our ability to pay dividends to our shareholders.

The remittance of funds out of China as well as the exchange rate of the RMB to other currencies is highly regulated. Changes to the exchange rate regime as well as the regulations affecting the remittance of funds out of China may have an adverse impact on our ability to fund our expenses outside of China or to issue dividends to our shareholders. Furthermore, any change in the exchange rates between the RMB and other currencies may also have an impact on the amount of proceeds in other currencies we receive from China and, ultimately, the value of your investment. The value of your investment in our shares will also be affected by the foreign exchange rate between the Japanese yen and other currencies.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Third party facts and statistics included in this document may be inaccurate.

Third party facts and statistics in this document, including those relating to the Chinese financial services and media industry and economy, are derived from various government and institute research publications and news articles. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods used by third parties, the statistics in this document may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon.

Risks Related to the Shares

You may face difficulties in protecting your interests under the legal systems, and your ability to protect your rights through the Japanese courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and the Cayman Islands law. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Japan. In particular, Cayman Islands law provides significantly less protection to investors than Japanese law. Therefore, under the legal systems, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in Japan, the United States or elsewhere. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before Japanese courts.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a portion of our operations in China and because the majority of our directors and officers reside outside of Japan.

We are incorporated in the Cayman Islands, and we conduct a portion of our operations in China through our wholly-owned subsidiaries and affiliates in China. Most of our directors and officers reside outside of Japan and substantially all of the assets of those persons are located outside of Japan. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information, please refer to the relevant laws of the Cayman Islands and China.

Future issuances of our shares at below-market prices may adversely affect the market price of our shares.

Neither the laws of the Cayman Islands nor our articles of incorporation require shareholders' approval for issues of new shares at below-market prices. The market price of our shares may be adversely affected due to dilution if our

management decides to issue large number of shares at below-market prices for the purpose of corporate acquisition or other business purposes.

We and our shareholders may not be able to obtain compensation for damages caused by the acts done, concurred in or omitted in or about the execution of the duties of directors, officers, auditors, etc.

In accordance with our Memorandum and Articles of Association, our directors, officers, auditors, etc. are indemnified and secured harmless out of our assets and profits against all actions, costs, damages, etc. sustained or incurred by reason of any act done, concurred in or omitted in or from the execution of their duty, or supposed duty, unless such actions, costs, damages, etc. are a result of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. Further, also in accordance with our Memorandum and Articles of Association, our shareholders may not claim or take action against our directors on account of any action taken by such director or the failure of such director to take any action in the performance of his duties unless such claim or action is made or taken in respect of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. As a result, we and our shareholders may not be able to obtain adequate compensation for damages caused by the acts done, concurred in or omitted in or from the execution of the duties of directors, officers, auditors, etc.

2. Outline of the group

No material change from annual securities report filed on June 28, 2007

3. Management Policy

(a) Basic policy of company management

We are an integrated provider of indices, ratings, financial news and analysis, investor relations ("IR") and distribution services for our proprietary content. In particular, we are a leader in China-related financial information and media services. Combining our China focus and global presence, we, led by our international management team, introduce internationally proven standards and essential products and services that facilitate investments into and out of China.

We believe that we are uniquely positioned in the financial information and services market because our business embodies five complementary services covering indices, ratings, financial news, IR and distribution, under one umbrella on one platform described below:

- *Indices.* Our indices service line offers a broad series of benchmark and tradable indices, tracking the China and US equity and bond markets. Through partnerships with FTSE and Lehman Brothers, we apply proven methodologies used in mature markets to China in our construction of the Xinhua FTSE Index and Xinhua Lehman China Bond Index. Our index families serve as a basis for index funds, ETFs, derivatives and other structured products. In addition, our US subsidiary, Mergent Inc., constructs the Dividend Achievers Indices, an index that is constituted by global companies that consistently pass on strong earnings in the form of increasing dividend payouts to shareholders.

- *Ratings.* Our ratings service line offers independent ratings assessments and opinions on PRC companies and sectors. Our global research provides strong insights into business, legal, governance and financial statement risk to investors. We also provide a comprehensive portfolio of corporate and financial databases, together with research and analysis tools.

- *Financial News and Analysis.* Our financial news and analysis service line delivers independent, up-to-the-minute news affecting the Chinese and global economies. Our content includes actionable market intelligence, market commentary and analysis, and is delivered via multiple channels. We cover global equity and fixed income, foreign exchange, commodities and derivatives markets with special insights into government and central bank policy and the Chinese economy.

- *IR Services.* Our IR service line offers a full range of investor and public relations services. Through our alliance with industry leader PR Newswire, our corporate announcement service allows companies inside and outside of China to communicate their news and events through our global network. By providing advisory and execution support, we help enterprises formulate and implement strategic capital market and media campaigns through our advisory firms. We assist Chinese companies in reaching out to an international investor base and, conversely, foreign companies in executing their press and investor relations objectives across China.

- *Distribution.* Leveraging our proprietary financial information products, client base and brand name, we are developing a China distribution capability across various media with a view to expanding our reach to individuals in China who need our information to make investment decisions. In addition, we intend to further develop our desktop terminal business, another key medium for financial information. We are focusing on commodities and futures data and intend to expand into other key asset classes such as equities, fixed income and foreign exchange.

We are a global organization headquartered in Shanghai with offices and news bureaus spanning 11 countries worldwide. Our office network cover 20 locations including Beijing, Charlotte, Denver, Guangzhou, Hong Kong, Kuching, London, Melbourne, New York, Princeton, San Diego, San Francisco, Seoul, Shanghai, Shenzhen, Singapore, Sydney, Taipei, Tokyo, Washington, D.C.. Our 16 news bureaus are located in Beijing, Berlin, Brussels, Chicago, Frankfurt, Hong Kong, London, New York, Paris, Princeton, Shanghai, Singapore, Sydney, Taipei, Tokyo, Washington, D.C. As at June 30, 2007 we had 1,981 employees worldwide.

(b) Management index to aim for

The Group places great importance on results and the rates of change in the following operating metrics as the Group monitors and measures its performance against these metrics: turnover, operating income, ordinary income, net income, cash flows, and EBITDA*.

*We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill

(c) Corporate strategy of a long-medium term

We intend to seek growth opportunities and enhance profitability by pursuing the following strategies:

Positioning our global operations to profit from China's internationalization

We are confident that our China focus and global approach will enable us to increase our business and capture the rising demand for our core products as China's financial market continues to liberalize and mature. We believe that we can grow our market share and increase our profitability by focusing our resources and marketing efforts on our core products and leveraging our strength in our core products to establish competitive advantages in our major markets worldwide.

Acquiring and growing complementary financial information and media service lines

As competition in the China financial information and services industry increases, we believe that to compete effectively we need to continue to grow both organically and through strategic acquisitions. We will continue to review such opportunities which we consider to be complementary to our business and which we believe will allow us to achieve synergies. In making acquisitions we seek to adhere to the following criteria:

- the target company should be a strategic fit, adding breadth and depth to our existing service lines and advancing our growth strategy;
- the target company should bring along special expertise that is suitable for the China markets;
- the target company should be profitable with existing operations which generate positive cashflow;
- the target company should have an established management team with a proven track record and the desire to continue to manage the company post-acquisition;
- the target company's management team should share our China-focused strategy and have a desire to tailor its products and services to the China market after the acquisition; and
- the target company should offer complementary distribution capabilities and expand our international selling network, enabling us to capture full revenue streams.

In order to align the interests of the existing shareholders and management of the acquired entity with ours, we aim to fund our acquisitions by way of both cash and equity with earn-out arrangements based on the financial performance of the acquired entity. The consideration payment structure is usually staggered over a two to three year period with a view to reducing our financial risks and minimizing upfront payments.

Integrating businesses and achieving economies of scale

Through years of active strategic alliances and acquisitions, we have established five complementary business lines. We intend to establish an efficient business organization and operational structure which will enable us to effectively integrate the operations of the individual business units and realize the synergies arising from our significantly enlarged product and service portfolio and operation platform. We wish to create an environment where all our service lines can be integrated and to leverage the unique resources and expertise of the individual business units to the benefit of the group as a whole. We intend to achieve these objectives by enhanced sales and marketing efforts and ensuring consistent communication through periodic meetings among the business heads. Our sales force is continuously trained to identify potential client needs for products offered by other business units and

to actively promote their usage. On the operational side, we have continued to convert all our business units to a common financial reporting system and infrastructure, and move towards common operations to eliminate duplicate functions and achieve economies of scale.

Building China distribution capabilities to leverage the value of our products

As part of our growth and development strategy, a fifth service line, distribution, was created. Through this service line, we intend to develop our China distribution capabilities, by leveraging our proprietary financial information products, solid client base, and increasingly visible brand name. We are moving our existing content onto various new financial and media platforms to extend product distribution and drive new revenue from distribution and advertising. We expect our strategic China acquisitions and partnerships to add new distribution capabilities to our existing financial information content and simultaneously provide new content to enhance our current products, which in turn will be distributed throughout our growing network. This approach is expected to allow us to penetrate deeper the financial media market through content and distribution while leveraging the capabilities of our existing service lines. We expect to leverage the value of our existing business lines, market indices, ratings, financial news and analysis and investor relations by distributing our content through a range of financial media channels. We expect this strategy, if successfully executed, will allow us to maintain our focus on financial, business, and personal finance related content, while enabling us to generate a new source of revenue.

(d) Problems that should be dealt with

We continue to take steps to resolve the following issues relating to our business:

Growing competition. As China's financial industry continues to be deregulated, more players are likely to participate in the China markets and competition is expected to intensify.

Mitigating factors:

- *Continue to launch services that bring new standards to the China market.* In order to maintain and increase our competitive edge, we will continue to bring new standards (such as standards of index calculation methodology, ratings calculation methodology, disclosure, and corporate governance) to China's financial markets by adding depth and breadth to our service lines and applying proven technologies and methodologies for the China market.
- *Continue to pursue strategic acquisitions to expand and broaden our service offerings and acquire proven expertise.* We intend to continue pursuing strategic acquisitions that provide us with additional products to bring into China, extend our global distribution capabilities, and gain additional revenue streams from acquired service lines.

Acquisition selection and integration. With acquisitions being a key part of our growth strategy, proper selection of appropriate acquisition targets and effective post-acquisition integration of acquired companies are critical to our

success.

Mitigating factors:

- *Careful selection of targets.* We screen potential acquisition targets that fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management.
- *Structure transactions to minimize commercial risks.* In our purchase agreement negotiations, when and where appropriate, we structure transactions in ways that protect the interests of the Company, such as including "earn out" provisions linking the purchase price of the acquired company to its financial performance after the acquisition has occurred.
- *Retain key management members of acquired companies.* In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. This allows us to increase staff stability and client retention, minimize integration risks and ensure management and administrative control.
- *Maintain and develop in-house acquisition and integration efficiency.* Prior to joining the Company, members of our management team have worked with organizations that have conducted acquisitions and have gained relevant experience that is applied to our acquisition strategy.

A strong and stable management team. We require a strong and stable management team for our operations due to the rapidly developing business environment in China and our aggressive growth strategy in China and overseas.

Mitigating factors:

- *Retain and attract a solid management team with international experience.* Our international senior management team includes experienced managers with extensive experience in building businesses in China, Asia and overseas. It is a high priority within the Company to continue to employ skilled and proficient managers.
- *Align interests of our management team and shareholders through a share compensation program.* Under this program, our management team has equity ownership, incentivizing them to perform for the long-term success of the Company.
- *Sign executive contracts with key managers to protect the Company.* Existing key managers and managers from acquired companies are required to sign employment contracts with non-compete, non-disclosure and confidentiality provisions. We will continue to sign such contracts with key managers in the future.

Financing our operations and growth. As we are a fast growing company, we need adequate financing to fund our expanding operations and growth.

Mitigating factors:

- *Constantly monitor cash flow from all our operations.* We constantly monitor the cash positions and cash projections of all companies within the Group so that we can forecast future cash needs.

- *Seek sources of financing in line with our growth strategy.* In view of our expansion needs, we will from time to time review our funding sources and strategy to enhance our capital and funding efficiency and manage our risks.
- *Reduce expenses and control costs.* We are always seeking to reduce expenses and to control costs so that cash is used effectively and efficiently.

新华美通
Xinhua PR Newswire
中国商讯 全球传播 The Voice of China Business

XPRN Offers Around the Clock Operations to Meet the Increasing Needs of Clients

Beijing, August 20, 2007 -- Xinhua PR Newswire ("XPRN"), China's leading press release distribution provider, announced today that its Beijing office is to provide global distribution services around the clock. The decision makes XPRN the first domestic company to provide 24-hour distribution services to enterprises and organizations in China. From now on, clients will have the ability to send their news, be it a press release, photo or multimedia story, to overseas media, investors and the general public at any time day or night.

According to managing director John Williams, "The move to 24 hour editorial operations is expected to be of great benefit to local Chinese and international users of Xinhua PR Newswire. For one, it removes the problem that often arises with various time zones. Now we can send releases directly from China at any hour of the day or night. For another, our editorial staff is bilingual (English and Mandarin), thereby allowing easy use by westerners who are looking to reach the Chinese media. Initially, we will offer the round the clock service five days per week and will extend it to seven as the need calls for it. At our current rate of growth, that should happen rather quickly."

Mr. Yujie Chen, Director of XPRN China, said, "We are very excited by this expansion of our business hours. We are constantly trying to find new ways to enhance our service offerings to our clients. Following on from our recent launch of our Mainland photo distribution services and Chinese ProfNet, this is the latest move in our effort to meet the needs of our fast growing, and increasingly diverse, client base."

With preparations completed, all Greater China clients of XPRN can now take advantage of this new service.

# # #

More Information:
Xinhua PR Newswire
Marketing Department
Mr. Robert Zhao, +86 10 5864 5306, robert.zhao@xprn.com

新华美通
Xinhua PR Newswire
中国商讯 全球传播 The Voice of China Business

Notes to Editors

About Xinhua PR Newswire

Xinhua PR Newswire is a marketing alliance created by Xinhua Finance and PR Newswire. Xinhua PR Newswire assists companies and organizations in Asia with cost effective means to send news and information to the media, general public and investment community in China, Asia and the rest of the world. Xinhua PR Newswire distributes press releases to 135 countries and regions in 30 languages by leveraging PR Newswire's global news distribution networks and the latest in communications technology. Xinhua PR Newswire also provides targeting and measurement services in Asia. Visit http://www.xprn.com for further information.

About Xinhua Finance Limited

Xinhua Finance Limited ("XFL") is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance's subsidiary, Xinhua Finance Media strengthens TV programming and production consulting capabilities with acquisition

BEIJING, August 24, 2007 – Xinhua Finance (TSE Mothers : 9399 and OTC : XHFNY), China's premier financial information and media company, today announced that its subsidiary, Xinhua Finance Media ("XFMedia"; NASDAQ: XFML), has acquired a 70% interest in Small World Television ("Small World"). The acquisition strengthens XFMedia's TV programming and production consulting capabilities by adding Small World's international perspective and experience in television production and key relationships with international broadcasters such as the U.S. network broadcaster NBC.

Founded in 2004, Small World is a TV programming and production consulting company operated by veterans of the US entertainment industry. Focusing on the China market, Small World has been a close partner of XFMedia, helping XFMedia to introduce an international vision to the production of TV programs and localizing them for a China audience.

"We are delighted that Small World has now become a part of the XFMedia family," said XFMedia CEO, Ms. Fredy Bush. "Small World's knowledge of the entertainment industry, strengths in TV production, in combination with our understanding of the audiences in China and our own production resources within the XFMedia platform, will enable us to develop and produce more and better programs with broad appeal to our target demographic. We expect that this acquisition will generate new revenue streams through program syndication and advertising sales."

The founder and President of Small World, Mr. Jonathan Goodman, said, "I look forward to the effective integration of Small World with XFMedia's rich media resources. Our existing TV and movie projects will benefit from XFMedia's strong production capabilities such as animation, programming, post-production, as well as its local advertising sales team."

The key management executives of Small World, including Founder and President Mr. Jonathan Goodman, Vice President Mr. Joseph Lynch and TV Production Vice President Mr. Michael Zombro, have signed three-year employment contracts with XFMedia. Mr.

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编 200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

Goodman possesses over 25 years of experience in the entertainment industry and has successfully negotiated and secured major recording artist contracts and publishing deals, as well as multi-million dollar sponsorship packages with many international firms. Mr. Lynch spent six years producing for NBC prior to coming to Small World in 2004 to spearhead its production. He has produced segments for hit shows like Friends, The Apprentice, The West Wing, ER, and The Tonight Show with Jay Leno. Mr. Zombro has bachelor and master degrees in production and is a talented camera and lighting person. He has strong knowledge and experience in all areas of film and video, from pre- to post-production, and is now responsible for the daily creative execution of Small World's shows.

The transaction was closed on August 23, 2007 (New York time). XFMedia has made a cash payment of USD 5 million and will issue 546,248 Class A common shares of XFMedia to the seller within five days from the closing date (equivalent to 273,124 American Depository Shares).

XFMedia produces a diverse array of quality programming, animation shows and television drama series, as well as offers special effects service and TV channel packaging. It also provides content consulting services to various TV programs, deriving revenue through selling advertising for the programs. XFMedia produced over 100 TV programs and completed 60 animation episodes last year.

-END-

Transaction Details:

1. Reason for the acquisition

   The acquisition is intended to strengthen XFMedia's TV programming and consulting capabilities.

2. Method of the acquisition

   XFMedia has purchased 70% of the membership interests of Small World Television, LLC ("SWLLC") and contributed these interests to Small World Television, Limited , in exchange for 70 % of the shares of Small World Television, Limited while the seller has contributed his 30% membership interest in SWLLC in exchange for 30% of the shares of Small World

Television, Limited, so that, SWLLC has become a wholly-owned subsidiary of Small World and XFMedia owns 70% of the total issued and outstanding shares of Small World Television Limited on the closing date. The seller has received cash payment of USD 5 million and 546,248 Class A common shares.

3. Description of the acquired corporations
   Trade name: Small World Television, Limited
   Representative: Jonathan Goodman
   Registered office: Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong.
   Date of incorporation: August 25, 2004

   Trade name: Small World Television, LLC
   Representative: Jonathan Goodman
   Registered office: 1632 Pine Street, Philadelphia, PA 19103
   Date of incorporation: March 24, 2006
   Business: TV programming and consulting company
   Fiscal year: December 31
   Number of employees: 41
   Offices: Philadelphia, Beijing

   Financial information (unaudited) of Small World Television, LLC
   Net Asset: US$ 447,389 (as of December 31, 2006)
   Total Asset: US$ 447,389 (as of December 31, 2006)

4. Schedule of the acquisition
   Signing Securities Purchase Agreement and Closing: August 23, 2007 (New York time)

5. Seller information
   Jonathan Goodman

6. The number of shares and percentage in the total issued shares in Small World Television, Limited before and after acquisition
   Before the acquisition: 0
   After the acquisition: 70 shares, 70%

7. Expected impact on the consolidated results of the operations of the reporting company
   The transaction is not expected to have a material impact on the financial forecast for Xinhua Finance for 2007.

About the Companies

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol:9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

For more information:

China
Xinhua Finance Limited
Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com

Safe Harbor Statement

This press release contains some forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, expectations about the Chinese advertising and television markets and quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XFMedia's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties are risks outlined in the Company's filings with the Tokyo Stock Exchange, including its Securities Report (Yuho) for 2006. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information, except as required under applicable law.

Announcement of the Issuance of Shares

We advise you that our board of directors has decided on 31 August 2007 to issue the shares as below.

I. Reason for issuing the Stock

The Company determined to issue restricted shares to certain directors, officers and employees of our group under the Company's Share Option Plan which was approved at the general shareholders' meeting as of November 10, 2003 (the "Plan"). The Company has engaged an outside consultant to review its compensation strategy together with our Compensation Committee and based on this advice, the Board of Directors has determined to issue restricted shares of common stock to directors, officers and employees instead of stock options, which had been granted in previous years. The Company has determined to issue a maximum of 27,000 shares,10,753 of which vest and are issued to directors, officers and employees in three separate tranches at the end of 2007, 2008 and 2009 respectively; and 16,247 of which have been set aside for issuance from time to time to incentivise directors, officers and employees.

II. Terms and Conditions of the Stock Grants

(1) Issue Date of shares	Up to 10,753 of the shares will be issued upon vesting as described in (5) below (the "Restricted Shares"). Up to 16,247 of the shares will be issued from time to time (the "Discretionary Shares").
(2) Total Number and Class of shares	Up to 27,000 shares of common stock (for your reference, the number of outstanding shares as of 31 August,

	2007 is 1,014,959.79)
(3) Issue Price of shares	Par value of 20 Hong Kong dollars per share*
(4) Transfer restriction	(i) the Restricted Shares are freely transferable upon issuance; (ii) the Discretionary Shares are freely transferable upon issuance.
(5) Vesting of Restricted Shares	The Restricted Shares will vest and be issued in three tranches: Up to 1/3 of the maximum number of the issuable Restricted Shares will be vest on December 31, 2007; Up to 1/3 of the maximum number of the issuable Restricted Shares will vest on December 31 2008; Up to 1/3 of the maximum number of the issuable Restricted Shares will vest on December 31, 2009, Employees who have left the Company or its subsidiaries at the time of vesting will not be eligible to receive the Restricted Shares.

(6) Amount to be added to the stated capital for each share	20 Hong Kong Dollars
(7) Allottees of stock options	The Restricted Shares will be issued to a total of 150 directors, officers and employees of the Company and its subsidiaries. (no Japanese residents)

*The shares will be issued as a part of compensation to the entitled directors, officers and employees of our group and the entitled directors, officers and employees will not pay the issue price of the granted shares in cash.

This press release does not constitute an offer of securities of the Company for sale in Japan in any means. The Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the "SEL"). The Shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the SEL and otherwise in compliance with such law and other applicable requirements of Japanese law.

本プレスリリースは、日本国における当社が発行する証券の募集を構成するものではありません。日本国の証券取引法上の届出は行われておらず、また行われる予定もありません。適用ある法令に従う場合を除き、当社が今回発行する証券は、直接的又は間接的に、日本国内において、または日本国内の居住者に対し、もしくはその者のために、募集または売出を行うことはできません。

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance Limited (TSE: 9399) deems S&P downgrade unmerited

SHANGHAI, September 17, 2007 – Xinhua Finance Limited (TSE Mothers: 9399 and OTC: XHFNY) ("XFL", or the "Company"), China's premier financial information and media company, today indicated its disagreement with the rationale behind the ratings downgrade announced last Friday by Standard & Poor's ("S&P"). S&P lowered XFL's corporate credit rating to "B" from "B+", while maintaining its stable outlook for the Company.

In its report, S&P lowered the rating "to reflect its continued concern about the company's evolving corporate governance issues, stabilization of the senior management team, and the potential business impact of the negative media coverage of the company since May 2007". Furthermore, S&P supports its rationale with financial metrics that the Company believes have been calculated in a manner that does not accurately reflect the Company's operations. The Company believes S&P's downgrade is not merited and remains confident in its creditworthiness.

The Company emphasizes that it is currently in full compliance with, and in some cases exceeds, the corporate governance requirements of the Tokyo Stock Exchange, and its subsidiary Xinhua Finance Media ("XFMedia", NASDAQ: XFML) is in full compliance with NASDAQ and Sarbanes-Oxley requirements.

S&P also expressed concern over recent senior management changes at the Company. Since June 2007, there have been two departures of senior management at the Company, XFL CFO, Gordon Lau and XFL Investor Relations Managing Director, Sun Jiong. Neither of these management changes has compromised the Company's earnings-generating ability as suggested by S&P since these roles do not have direct impact on earnings-generation. Senior management overseeing operations such as CEO and Founder, Fredy Bush, COO, Daniel Connell, and President, Jae Lie, have been with the Company for many years.

Moreover, the Company has had in place an *effective succession planning process* for changes in senior management. Current XFL CFO David Wang worked alongside Gordon Lau for more than six months before the departure to ensure a smooth transition. Current Investor Relations Director Jennifer Chan Lyman has been at the Company for more than three years, worked with Sun Jiong for over a year and continues to manage the Company's global investor relations program.

新华财经
XINHUA FINANCE

XFL CEO Ms. Fredy Bush said, "We understand the ratings agencies are under enormous pressure at this time given the sub prime debt situation. However, it does not merit unduly punishing companies with subjective rather than objective criteria, based on innuendo rather than concrete examples. The Company is in full compliance with all relevant regulations, and the executive management team is strong and producing better returns than the Company forecasted going into this year, notwithstanding the misleading and inaccurate news articles."

With regard to the financial metrics cited by S&P, the Company believes that the calculations behind the 11.6x of total debt to EBITDA ratio from July 1, 2006 to June 30, 2007 and the 1.1x EBITDA interest coverage ratio of for the first six months of 2007 do not reflect the true financial condition of the Company.

S&P provides their methods for calculating EBITDA and total debt in their report. For first half 2007 EBITDA, S&P excludes US$3.3 million in non-cash Employee Stock Ownership Plan expenses, non-operating cash income of US$2.7 million and US$4.2 million in interest income. These cash-related items reflect the ability of the Company to service its long term liabilities. Including the items, the Company's first half 2007 EBITDA would be $18.7 million and trailing twelve month EBITDA would be $30.8 million. As clarified in their report, S&P's total debt for the company includes finance leases of $117.3 million arising from XFMedia's operating agreements and license agreements. Excluding these finance leases, the Company's total debt would be $106.9 million rather than $224.2 million.

Based on the above, ratio of total debt (including finance leases) to EBITDA from July 1, 2006 to June 30, 2007 is 7.3x and ratio of total debt (excluding finance leases) to EBITDA is 3.5x. The EBITDA to interest coverage ratio 2.4x for the first six months of 2007. The Company believes that these ratios better reflect its true financial condition and debt-servicing capability.

Lastly, even using S&P's total debt figure of $224 million, the Company's net debt figure is at $28 million, based on total debt of $224 million (which includes finance leases), less consolidated cash on hand of $156 million and less US$40 million in short-term note investments that mature in late October 2007.

Ms. Bush added, "Our business remains strong. We continue to leverage the Company's unique position in China to pursue growth opportunities and increase shareholder value."

新华财经
XINHUA FINANCE

End

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999,
joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Mr. John Dudzinsky, +1 212 889 4350 ,john.dudzinsky@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited ("XFL") is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide.

For more information, please visit www.xinhuafinance.com.

RECEIVED
2007 DEC 17 A 9:22

SEMI-ANNUAL REPORT

Xinhua Finance Limited

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

Type of Document:	SEMI-ANNUAL REPORT
To:	The Director of Kanto Local Finance Bureau
Filing Date:	September 28, 2007
Semi- annual Fiscal Year:	The Forth-annual Fiscal Year of 2007 (From January 1, 2007 to June 30, 2007)
Name of Company:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Registered Office:	Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, KY1-1111, Cayman Islands
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6212-8318
Name of Liaison Contact:	Kensuke Ambe Fumiharu Hiromoto Takaya Sato Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6266-8543
Places where a copy of this Securities Report is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

TABLE OF CONTENTS

PART I CORPORATE INFORMATION 5

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY 5
II. OUTLINE OF THE GROUP 5
1. Trends in Key Financial Data 5
2. Business Overview 8
3. Related Companies (as of June 30, 2007) 9
4. Employees 12
III. CONDITION OF BUSINESS OF THE GROUP 13
1. Summary of Results of Operations, etc. 13
2. Condition of Production, Order Acceptance and Sales 14
3. Issues To Be Resolved 14
4. Material Contracts Relating to Business 15
5. Research and Development 15
IV. CONDITION OF FACILITIES 16
1. Relocation of major facilities 16
2. Plans for new creation and disposal of facilities 16
V. CONDITION OF THE REPORTING COMPANY 16
1. Condition of Shares, etc. (As of June 30, 2007) 16
2. Trend in Share Prices 19
3. Director and Officers 19
VI. FINANCIAL CONDITION 20
1. Financial Information 21
2 Other 84
VII. TREND IN FOREIGN EXCHANGE RATES 84
VIII. REFERENCE INFORMATION 84

PART II. INFORMATION ON THE GUARANTOR, ETC 85

I. INFORMATION ON THE GUARANTOR 85
II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR 85
III. INFORMATION ON INDEX, ETC 85

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

Notes:

1. As used in this document, and unless otherwise described or the context otherwise requires, references are as follows:

   - **"China"** or **"PRC"** refers to the People's Republic of China
   - **"Company"** or **"XFL"** or **"Xinhua Finance"** refers to Xinhua Finance Limited
   - **"CSRC"** refers to the Chinese Securities Regulatory Commission
   - **"FTSE"** refers to FTSE Group, a joint venture between the Financial Times and the London Stock Exchange
   - **"Fortune China"** refers to Fortune China Public Relations Limited
   - **"GAAP"** refers to Generally Accepted Accounting Principles
   - **"Hong Kong"** refers to the Hong Kong Special Administrative Region
   - **"IFRS"** refers to International Financial Reporting Standards issued by the International Financial Reporting Standards Committee
   - **"Mergent"** refers to Mergent, Inc.
   - **"RMB"** refers to Renminbi
   - **"Taylor Rafferty"** refers to Taylor Rafferty Associates, Inc.
   - **"Washington Analysis"** refers to Washington Analysis LLC
   - **"We"** or the **"Group"** refers to the Company and its consolidated subsidiaries
   - **"XFMedia"** refers to Xinhua Finance Media Limited
   - **"XFN"** refers to Xinhua Financial Network Limited

2. For convenience, conversion of U.S. dollars from our financial statements into Japanese yen is calculated by the foreign currency exchange rate (middle rate at US $1.00 = ¥123.26 as of June 29, 2007) from the Tokyo Foreign Exchange Market, in accordance with Article 77 of the Interim Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in millions (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

3. Where figures in tables in this document have been rounded, the totals may not necessarily agree to the sum of the figures.

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

PART I CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

There have been no material changes in the Corporate System of the Country and State from what was described in Securities Report filed on June 28, 2007 ("Securities Report").

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(1) Consolidated key financial data

Term		The 2nd semi-annual fiscal year	The 3rd semi-annual fiscal year	The 4th semi-annual fiscal year	The 2nd fiscal year	The 3rd fiscal year
Fiscal year		2005	2006	2007	2005	2006
Turnover	US$'000 JP¥m	46,500 (5,732)	75,026 (9,248)	109,475 (13,494)	110,010 (13,560)	174,963 (21,566)
Ordinary income / loss (△)	US$'000 JP¥m	△820 (△101)	3,442 (424)	△15,477 (△1,908)	523 (64)	63 (8)
Net income / loss (△)	US$'000 JP¥m	△1,385 (△171)	2,012 (248)	89,427 (11,023)	△2,814 (△347)	10,760 (1,326)
Net assets	US$'000 JP¥m	174,736 (21,538)	383,852 (47,314)	622,093 (76,679)	279,442 (34,444)	382,758 (47,179)
Total assets	US$'000 JP¥m	221,687 (27,325)	491,796 (60,619)	1,097,850 (135,321)	368,817 (42,460)	765,941 (94,410)
Net assets per share	US$ JP¥	725.68 (89,447.32)	314.20 (38,728.29)	425.02 (52,387.97)	305.65 (37,674.42)	326.93 (40,297.39)
Net income / loss (△) per share	US$ JP¥	△6.59 (△812.28)	2.38 (293.36)	90.93 (11,208.03)	△4.25 (△523.86)	12.23 (1,507.18)
Diluted EPS	US$ JP¥	— (—)	2.33 (287.20)	88.41 (10,897.42)	— (—)	11.57 (1,426.73)
Capital adequacy ratio	(%)	78.8	65.2	39.3	75.8	39.8
Cashflow provided from (△used in) operating activities	US$'000 JP¥m	△5,093 (△628)	△13,180 (△1,625)	22,576 (2,783)	△7,154 (△882)	△12,970 (△1,599)
Cashflow used in investing activities	US$'000 JP¥m	△28,910 (△3,563)	△43,548 (△5,368)	△160,368 (△19,767)	△55,431 (△6,832)	△95,754 (△11,803)
Cashflow from financing activities	US$'000 JP¥m	4,765 (587)	63,506 (7,828)	199,571 (24,599)	103,255 (12,727)	125,122 (15,423)
Cash and cash equivalents, end of the year	US$'000 JP¥m	10,890 (1,342)	87,455 (10,780)	156,224 (19,256)	80,669 (9,943)	97,279 (11,991)
Number of employees		707	1,112	1,981	906	1,581
EBITDA	US$'000 JP¥'m	6,223 (767)	11,089 (1,367)	9,954 (1,227)	18,787 (2,316)	24,672 (3,041)

Notes :

1. Consumption tax is not included in turnover.

2. Regarding information on diluted net profits per share, even if XFL has shares with dilutive effect, XFL is in a loss position in 2005. Thus such information is not stated for 2005.

3. Regarding net assets per share, the suspense account of share exchange included in share premium is excluded from the calculation.

4. The consolidated financial statements of the Group are stated in U.S. dollars. In accordance with Article 77 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=123.26, from the Tokyo Foreign Exchange Market as of June 29, 2007. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in millions (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.

5. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. Please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations." EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

6. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments. For more information, please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations, Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us".

7. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.

8. On September 22, 2005 XFL's shares were split on 3 for 1 basis.

9. Regarding information on net assets, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan) effective from the 3rd fiscal year.

(2) Key financial data of the Company

Term		The 2nd semi-annual fiscal Year	The 3rd semi-annual fiscal year	The 4th semi-annual fiscal year	The 2nd fiscal year	The 3rd fiscal year
Fiscal year		2005	2006	2007	2005	2006
Turnover	US$'000	3,872	6,067	2,330	8,186	9,371
	JP¥m	(477)	(748)	(287)	(1,009)	(1,155)
Ordinary profit / loss (△)	US$'000	928	△1,012	△3,495	△4,238	△6,019
	JP¥m	(114)	(△125)	(△431)	(△522)	(△742)
Net profit / loss (△)	US$'000	928	△1,012	△3,495	△4,238	△6,019
	JP¥m	(114)	(△125)	(△431)	(△522)	(△742)
Share capital	US$'000	559	2,284	2,602	2,091	2,389
	JP¥m	(69)	(282)	(321)	(258)	294
Number of shares outstanding	(shares)	218,083.29	890,727.79	1,014,947.79	815,477.29	931,637.79

Net assets	US$'000 JP¥m	183,646 (22,636)	318,744 (39,288)	322,436 (39,743)	280,619 (34,589)	288,053 (35,505)
Total assets	US$'000 JP¥m	191,667 (23,625)	361,380 (44,544)	475,871 (58,656)	299,204 (36,880)	464,206 (57,218)
Dividend per share	US$ JP¥	— (—)	— (—)	— (—)	— (—)	— (—)
(Interim Dividend per share out o f the above dividend)	US$ JP¥	— (—)	— (—)	— (—)	— (—)	— (—)
Capital adequacy ratio	(%)	95.8	88.2	67.8	93.8	62.0
Number of employees		4	5	4	5	5
EBITDA	US$'000 JP¥m	860 (106)	△870 (△107)	△3,914 (△482)	82 (10)	△2,802 (△345)

Notes :

1. Consumption tax is not included in turnover.

2. The financial statements of the Company are stated in U.S. dollars. In accordance with Article 77 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=123.26, from the Tokyo Foreign Exchange Market as of June 29, 2007. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in millions (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.

3. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. Please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations." EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

4. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments. For more information, please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations, Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us".

5. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.

6. On September 22, 2005 XFL's shares were split on 3 for 1 basis.

7. Regarding information on net assets, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan) effective from the 3rd fiscal year.

2. Business Overview

We are a global organization with our headquarters in Shanghai and offices across Asia, Australia, North America and Europe. Our 20 office locations include Hong Kong, Beijing, Guangzhou, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Kuching, Melbourne, Sydney, New York, Washington, D.C., Charlotte, Princeton, San Diego, Denver, San Francisco, London. Our 16 news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Singapore, Sydney, New York, Washington, D.C., Chicago, Princeton, London, Frankfurt, Brussels, Paris and Berlin. As at June 30, 2007 we had 1,981 employees worldwide.

To further expand our product offerings and widen our distribution network in China, we have made a number of strategic acquisitions. Major subsidiaries and affiliates we acquired during this semi-annual period are as follows:-

- in January 2007, we completed the acquisition of Glass, Lewis & Co., LLC., a leading provider of investment research and global proxy advisory and voting services
- in January 2007 our subsidiary Mergent, acquired Kinetic Information System Services Limited which is a leading provider of software and systems for real time index calculation services
- in February 2007, our subsidiary, Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. ("Top Sky") acquired 95% of the equity interest of Beijing Orient Agribusiness Consultants Co., Ltd., a company providing economic and investment information on food, agriculture, woods, fishing, stockbreeding and investment consultancy
- in April 2007, Top Sky acquired 80% of the equity interest of Shanghai TongXin Information Technology Consulting Co., Ltd., a company providing commodities spot and future price and information by SMS and focused on non-ferrous metal and energy
- in June 2007, our subsidiary, XFMedia completed the acquisition of Singshine (Holdings) Hong Kong Limited which will expand coverage of XFMedia's radio program consultation and advertising capabilities. It will also add entertainment and high-end consumer-oriented advertising to XFMedia's current range of financial and corporate focused advertising
- in June 2007, XFMedia completed the acquisition of Beijing Mobile Interactive Co., Ltd, which will enable XFMedia to integrate mobile service capabilities with its existing range of media assets and market new interactive products and services to mobile phone users in China

In March 2007, XFMedia (Stock Code XFML) was listed on the Nasdaq Global Market and raised net proceeds of approximately US$200 million for its own expansion.

3. Related Companies (as of June 30, 2007)

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries and Affiliates

In the first half of 2007, the Company made the following additional acquisitions to enhance our product lines :-

Company Name	Address	Principal Activities*	% Voting Rights Held	Total Share Capital	Relationship with Company
Beijing Mobile Interactive Co., Ltd. (北京心情互動信息技術有限公司)	Chao Yang District Beijing, PRC	Information services of the second type of telecom value-added services; Internet information services	36.8% (36.8%)	RMB 10,000,000.00	-
Beijing Orient Agribusiness Consultants Co. Ltd. (北京東方艾格農業咨詢有限公司)	Chaoyang District Beijing, PRC	Provision of economic and investment information on food, agriculture, woods, fishing, stockbreeding	95% (95%)	RMB2,200,000.00	-
Beijing Pioneer Media Advertising Co., Ltd. (北京開麥拉傳媒廣告有限公司)	Fang Shan District Beijing, PRC	Design, production, representation and publishing of advertisements	36.8% (36.8%)	RMB 15,000,000.00	-
Beijing Xin Tai Hua De Advertising Co., Ltd. (北京新泰華德廣告有限公司)	Chao Yang District Beijing, PRC	Design, production, representation and publishing of advertisements. Exhibition, information consultation etc	36.8% (36.8%)	RMB5,000,000	-
East Alliance Limited	Tortola, British Virgin Islands	Investment holding	36.8% (36.8%)	USD50,000.00	-
Glass Lewis & Co., LLC	San Francisco, USA	Provision of investment research and global proxy advisory and voting services	100%	Nil	2 common directors
Guangzhou Excellent Consulting Service	Guangzhou Economic and Technological	Investment consultation and provision of	36.8% (36.8%)	USD200,000.00	-

Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau

Company Limited (廣州盈美咨詢服務有限公司)	Development Area Guangzhou, PRC	marketing information			
Guangzhou Singshine Communication Co. Ltd. (廣州聲色傳播娛樂制作廣告有限公司)	Yue Xiu District Guangzhou, PRC	Radio program consultation and sales management	36.8% (36.8%)	RMB1,010,000.00	-
Kinetic Information System Services Limited	London, UK	Provision of support or services in the analysis, specification, design, development, implementation, operation or maintenance of computer services, mechanisms, machines and systems	100% (100%)	£1,063.83	2 common directors
Shanghai Fenghuo Marketing Consulting Co.,Ltd (上海烽火營銷策劃有限公司)	Qing Pu District Shanghai, PRC	marketing planning, exhibition services, sale of crafts and decoration materials	36.8% (36.8%)	RMB500,000.00	-
Shanghai Heju Marketing Consulting Co.,Ltd (上海禾聚營銷策劃有限公司)	Qing Pu District Shanghai, PRC	marketing planning, exhibition services, advertising, sale of crafts and decoration materials	36.8% (36.8%)	RMB500,000.00	-
Shanghai Liangdian Zhongduan Zhanshi Co., Ltd. (上海亮點終端展示有限公司)	Qing Pu District Shanghai, PRC	exhibition planning, advertising, sale of decoration materials	22.1% (22.1%)	RMB1,000,000.00	-
Shanghai Renhe Movie and Television Intermediary Co., Ltd. (上海人合影視文化傳播有限公司)	PuTuo District Shanghai, PRC	Planning of arts related activities, exhibition planning, business information consultation, technology service	36.8% (36.8%)	RMB3,000,000.00	-
Shanghai Singshine Marketing Service Co., Ltd. (上海聲色廣告有	Qing Pu District Shanghai, PRC	Advertising, service agency providing below the line solutions	36.8% (36.8%)	RMB1,000,000.00	-

限公司)		from planning to execution of nationwide promotional campaigns			
Shanghai TongXin Information Technology Consulting Co., Ltd. (上海同鑫信息技術咨詢有限公司)	An Shan Road, Shanghai, PRC	Provision of information technology consultation, technology development, transfer, consultation and services in field of computer software and hardware, development and sales of computer software	80% (80%)	RMB500,000.00	-
Singshine (Holdings) Hongkong Limited (聲色(控股)香港有限公司)	Wanchai, Hong Kong	Investment holding	36.8% (36.8%)	HK$1,000,000.00	1 common director
Wuxianshijie (Beijing) Information Technology Co., Ltd. (無限世界(北京)信息技術有限公司)	Economical and Technological Development Area Beijing, PRC	Production of PC Software, technology services, technology transfer	36.8% (36.8%)	USD100,000.00	-

Notes:

(1) Numbers in brackets indicate percentage of equity held indirectly by the Company.
(2) Interests in companies of less than 20% equity interests held by the Group are not shown in the above table.

(3) Condition of Equity Method Affiliates

There is no change in the condition of equity method affiliates in this semi-annual period.

(4) Other Condition of Affiliates

Not applicable.

4. Employees

(1) The Group:

As of June 30, 2007, the Group employed 1,981 persons. The number of employees by geographical region is shown in the table below:

	Headcount
CHINA	1,282
EUROPE	36
HONG KONG	101
JAPAN	16
AUSTRALIA	10
REST OF ASIA	106
TAIWAN	14
USA	416
TOTAL	**1,981**

Note: The increase of the headcount during this fiscal year was due mainly to the acquisitions of Glass Lewis, Beijing Orient Agribusiness Consultants, Shanghai TongXin Information Technology Consulting, Singshine (Holdings) and Beijing Mobile Interactive Co., and the expansion of XFMedia's advertising and production businesses.

(2) The Company:

As of June 30, 2007, the Company employed 4 persons.

Number of Employees	4
Average Age	45.7
Average Service Years	4.7 years
Average Salary (per person)	US$ 34,125 per month

(3) Labor Union etc.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

1. Summary of Results of Operations, etc.

Turnover by Geographical Locations

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing company, is set forth below.

	Semi-Annual Period Ended June 30, 2006		
	(Units: USD *thousand (Yen million)*)		*% of total*
Asia	US$16,963	¥2,091	22.6
United States	43,120	5,315	57.5
Japan	807	100	1.1
Others	14,135	1,742	18.8
Total	US$75,026	¥9,248	100.0%

	Semi-Annual Period Ended June 30, 2007		
	(Units: USD *thousand (Yen million)*)		% of total
Asia	US$59,490	¥7,333	54.3
United States	48,937	6,032	44.7
Japan	932	115	0.9
Others	116	14	0.1
Total	US$109,475	¥13,494	100.0%

Operating Results for Fiscal Period ended June 30, 2007

Asia

Sales in Asia amounted to US$59,490 thousand (¥7,333 million) for the six months ended June 30, 2007, amount increased 250.7% as compared with last equivalent period. The increase was due to a reclassification of entities from others to Asia and the expansion of our distribution business coupled with the full period impact from subsidiaries that joined the group in 2006, such as Xinhua Finance Advertising Limited, Beijing JingGuanXinCheng Advertising Co. Ltd. and Shanghai Hyperlink Market Research Co., Ltd.

United States

Sales in United States amounted to US$48,937 thousand (¥6,032 million) for the six months ended June 30, 2007, amount increased 13.5% as compared with last equivalent period. The increase was in line with our business growth.

Japan

Sales in Japan amounted to US$932 thousand (¥115 million) for the six months ended June 30, 2007, amount increased 15.5% as compared with last equivalent period.

Others

Sales generated from other regions amounted to US$116 thousand (¥14 million) for the six months ended June 30, 2007, amount dramatically decreased 99.2% as compared with last equivalent period. The decrease was mainly due to a reclassification of entities from others to Asia for the six months ended June 30, 2007.

Cashflow Analysis for Fiscal Period ended June 30, 2007

Operating activities

Net cash provided in operating activities amounted to US$22,576 thousand (¥2,783 million) for the six months ended June 30, 2007. For the six months ended June 30, 2006, net cash used in operating activities amounted to US$13,180 thousand (¥1,625 million).

Investing activities

Net cash used in investing activities amounted to US$160,368 thousand (¥19,767 million) for the six months ended June 30, 2007, decreased by 268.3% compared with the same period of the previous year, mainly consisted of cash used for strategic acquisitions during the period of US$83,786 thousand (¥10,328 million), subsequent consideration payments for subsidiaries including Xinhua Finance Advertising Limited and Washington Analysis of US$15,557 thousand (¥1,918 million), investment in security assets of US$42,251 thousand (¥5,208 million), deposit for purchase of intangible assets of US$7,941 thousand (¥979 million), and capital expenditures of US$6,521 thousand (¥804 million).

Financing Activities

Cashflow from financing activities amounted to US$199,571 thousand (¥24,599 million) for the six months ended June 30, 2007, increased by 214.3% compared with the same period of the previous year. This amount mainly consisted of cash proceeds of US$196,819 thousand (¥24,260 million) from the issuance of shares in XFMedia due to its listing on the Nasdaq market in the US. Interest payments related to our corporate bond and bank borrowings also totalled to US$7,749 thousand (¥955 million).

Cash Balance

Due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above, ending cash and bank balance was US$200,572 thousand (¥24,722 million) as at June 30, 2007, of which US$44,645 thousand (¥5,503 million) was deposits pledged as collateral (deducted from cash balance) and US$297 thousand (¥37 million) was marketable securities. Hence the net cash and cash equivalents as at June 30, 2007 was US156,224 thousand (¥19,256 million), which increased by 78.6% compared with the same period of the previous year.

2. Condition of Production, Order Acceptance and Sales

Condition of Production and Order Acceptance:
As we are a services company, this is not applicable.

Condition of Sales:
Please refer to "1. Summary of Results of Operations, etc."

3. Issues To Be Resolved

No material change in our issues to be resolved occurred in this semi-annual period.

4. Material Contracts Relating to Business

GLASS, LEWIS & CO., LLC

The Company entered into a purchase contract in August 2006 with the shareholders of Glass, Lewis & Co., LLC ("Glass Lewis") pursuant to which the Company acquired 19.9% of the equity interests of Glass Lewis for an initial cash payment of US$8.955m. Glass Lewis is a leading provider of investment research and global proxy advisory and voting services. The Company completed the acquisition of Glass Lewis in January 2007. The total consideration for this acquisition was US$ 47 million. The remaining 80.1% stake of US$ 38,094,762 was paid with US$ 13,756,258 in cash and US$ 24,338,504 in shares of the Company.

KINETIC INFORMATION SYSTEM SERVICES LIMITED

The Company's subsidiary acquired 100% equity interest in Kinetic Information System Services Limited ("Kinetic") in January 2007. Kinetic is a leading provider of software and systems for real time index calculation services. The consideration for the acquisition was £5 million and was paid in cash.

5. Research and Development

In the financial services and media industry, research and development efforts are focused on new products development, enhancements to existing products and services, and improvement in distribution mechanisms. We have invested in these areas since the inception of XFN. In our on-going business activities, we have spent substantial resources in research and development efforts and costs associated with such efforts are expensed in the income statement.

In new product developments, our market indices business has continued to refine and improve its existing indices to cater for specific needs of our clients. For instance, we announced E-mini Futures based on Xinhua FTSE China 25 Index, to be launched on the Chicago Mercantile Exchange. Our ratings business continues to develop China sector reports applying methodologies used in international markets to the local business realities and practices in China. We further enhanced our ability to help clients assess their investment holdings by adding global proxy advisory and voting services to our ratings business. We also launched a series of Xinhua Finance / Milken Institute China Indicators, which gauge the risks and returns inherent in China's markets. Also, our news business continues to develop China government and fiscal policy analysis and China newsfeeds targeting clients in the fixed income and foreign exchange sectors, as well as China business sentiment surveys. In the terminals division of our distribution business, we provide and develop software applications to financial terminals in China, which are in need of quality financial content and effective analytical tools based on international standards. We currently serve 40% of the CSRC approved commodities and futures brokerages in China and will focus on the equities and foreign exchange markets.

For product/service enhancements, our index committee continues to commission many initiatives to continue improving our index calculation methodology. Our ratings business continues to improve upon its training programs for existing and potential clients. Integrating the strengths of Taylor Rafferty's investor relations expertise in the global market and Fortune China's PR capability in Greater China, our investor relations business is able to better fulfill the increasing demand of global clients. Our distribution business continues to leverage our proprietary content, brand name and customer base across multiple distribution and media platforms within China.

IV. CONDITION OF FACILITIES

1. Relocation of major facilities

No major facilities were relocated in the first half of 2007.

2. Plans for new creation and disposal of facilities

There is no change in the plans for new creation and disposal of facilities from previous period. There is no new plan for creation and disposal of facilities.

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc. (As of June 30, 2007)

(1) Total number of shares, etc.

Number of Authorized Shares:	2,500,000.00
Total Number of Shares Outstanding:	1,014,947.79
Number of Shares Unissued:	1,485,052.21
Warrants and Options to Subscribe For the Equivalent Number of Ordinary Shares*:	31,894.00
Number of options to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan**:	37,577.00
FULLY DILUTED SHARES:	**1,084,418.79**

Notes :

* The following table sets forth certain information regarding grants of options and warrants (save and except share options granted to employees under the Employee Stock Compensation Plan) to acquire our shares:

** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price or option price (as the case may be) is determined by the committee but may not be below par value. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

Date of Grant	# of warrants/ options	Class	# of shares	Amount to be paid (per share)	Amount to Share Capital (per share)	Exercise Period	Transferable	Other material terms
12-Aug-04	Warrant to subscribe for 294 ordinary shares	Ordinary	294	US$264	HK$20	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
9-Feb-05	Options to subscribe for 600 ordinary shares	Ordinary	600	US$666.67	HK$20	9 February 2005 to 9 February 2015	Option shall not be assignable	204 shares, 198 and 198 shares vested on 9 February 2005, 31 December 2005 and 31 December 2006 respectively.
31-Jan-06	Options to subscribe for 6,000 ordinary shares	Ordinary	6,000	JPY71,844	HK$20	30 April 2006 to 1 February 2016	Option shall not be assignable	1,500 shares vested on 30 April 2006, 31 July 2006, 31 October 2006 and 31 January 2007 respectively
31-Jan-06	Options to subscribe for 5,000 ordinary shares	Ordinary	5,000	JPY74,247	HK$20	31 January 2006 to 1 February 2009	Option shall not be assignable	834 shares vested on 31 January 2006, 30 April 2006, 30 July 2006, 31 October 2006 and 31 January 2007 respectively and 830 shares vested on 30 April 2007.
14-Feb-06	Warrants to subscribe for 20,000 ordinary shares	Ordinary	20,000	JPY82,500	HK$20	15 February 2007 to 16 February 2009	Warrants shall not be assignable	Upon request of the Company, the warrant holder shall not sell or otherwise dispose of any securities of the Company without the prior consent of the Company or underwriters.

The following table sets forth certain information as of June 30, 2007 regarding the options granted pursuant to the Employee Stock Compensation Plan.

	Number of Options	Issue Price of the Shares to be Issued upon the Exercise of the Options (per share)	Amount of Increase in the Share Capital Amount of the Shares to be Issued upon the Exercise of Options (per share)
Options granted pursuant to the Employee Stock Compensation Plan for 2005	12,064	JPY49,316	HK$20
Options granted pursuant to the Employee Stock Compensation Plan for 2006	25,513	JPY71,844	HK$20

Details of Shares Outstanding

Registered / bearer shares And Par value or no-par-value	Registered shares with par value of HK$20.00 per share
Class:	Ordinary
Number of shares outstanding:	1,014,947.79 (as of June 30, 2007)
Name of securities exchange or securities association in which shares are listed or registered	Tokyo Stock Exchange (Mothers Section)

(2) Total number of shares issued and changes in capital stock (as of June 30, 2007)

Date	Remarks	Number of Shares Increased	Cumulative Number of Shares Issued*	Increase in Total Capital US$*	Cumulative Total Capital US$ (JPY)*
1-Jan-07			931,637.79		304,579,974.00 (36,278,520,703.00)
10-Jan-07	Share issuance related to Glass Lewis acquisition	43,975	975,612.79	24,338,503.73	328,918,477.73 (40,542,491,565.00)
10-Jan-07	Share issuance related to employee compensation	27	975,639.79	23.06	328,918,500.79 (40,542,494,407.38)
10-Jan-07	Share issuance related to exercise of stock option	12	975,651.79	4,927.51	328,923,428.30 (40,543,101,772.26)
8-Feb-07	Share issuance related to exercise of stock option	288	975,939.79	138,246.97	329,061,675.27 (40,560,142,093.78)
20-Mar-07	Share issuance related to acquisition of Xinhua Finance Advertising Limited	20,740	996,679.79	11,878,390.00	340,940,065.27 (42,024,272,445.18)
20-Mar-07	Share issuance related to acquisition of Beijing Century Media Culture Co., Ltd.	12,965	1,009,644.79	7,404,653.00	348,344,718.27 (42,936,969,973.96)
22-Mar-07	Share issuance related to exercise of stock option	438	1,010,082.79	185,662.49	348,530,380.76 (42,959,854,732.48)
27-Apr-07	Share issuance related to acquisition of Washington Analysis	4,345	1,014,427.79	2,598,954.92	351,129,335.68 (43,280,201,915.92)
30-May-07	Share issuance related to exercise of stock option	520	1,014,947.79	230,391.62	351,359,727.30 (43,308,599,987.00)

Notes : * "Total Capital" includes share capital and share premium.

Total number of shares increased by exercised of warrants and options in this semi-annual period was 1,258 shares and the amount of Total Capital increased by exercise of warrants and options in the same period was US$559,228.59 (JPY68, 930, 516. 00).

(3) Major Shareholders (as at June 30, 2007)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	NIS Group Co., Ltd.	Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo	114,717	11.30%
2	Lynn Titlon	3575 South Ocean Boulevard, Highland Beach, Florida 33487, USA	68,074	6.71%
3	Fredy Bush Family Trust and associated companies	1911 Sacramento Street, San Francisco, CA 94109, USA	67,650	6.67%
4	Oppenheimerfunds, Inc.	2 World Financial Center, 225 Liberty Street, New York, NY 10281, U.S.A.	67,266	6.63%

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

The issued share capital of the Company as at June 30, 2007 was 1,014,947.79 shares.

Shareholding of Fredy Bush Family Trust and associated companies includes shares held by Fredy Bush (500 shares, 0.05%), Fredy Bush Family Trust (43,850 shares, 4.32%), Fredy Bush, LLC (22,500 shares, 2.22%) and Region 1 Partners, LLC (800 shares, 0.08%) .

Shares held by major shareholders are classified on a beneficiary-shareholding basis.

2. Trend in Share Prices

The following table provides the highest and lowest share prices for each of the six most recent months in the current fiscal year on The Tokyo Stock Exchange.

Month	Share Price High (Yen)	Share Price Low (Yen)
January 2007	71,500	61,500
February 2007	83,500	58,500
March 2007	93,800	70,300
April 2007	76,000	68,100
May 2007	91,000	46,000
June 2007	69,800	53,400

3. Director and Officers

There is no change in Directors since the annual securities report for the fiscal year 2006 was filed on June 28, 2007.

The change in executive officers in this semi-annual report period was the resignation of Lau Tin Chung, Gordon as Chief Financial Officer and member of the Executive Committee on June 30, 2007 and the appointment of Wang Chih-wen, David as Chief Financial Officer and member of the Executive Committee on July 1, 2007.

Position	Name	Date of birth	Term of office	Personal history	Number of shares owned
Chief Financial Officer and member of the Executive Committee	WANG Chih-wen, David	4/19/1976	Indefinite	Mr. David Wang is responsible for the Company's global financial strategy. Mr. Wang has ten years of corporate finance experience. Before joining Xinhua Finance, Mr. Wang spent a year with the SBI Group, during which he was an advisor to Xinhua Finance on its financing and mergers & acquisitions activities. Prior to that, Mr. Wang served as Chief Financial Officer and board member of Kentucky Electric Steel. Mr. Wang previously served as Vice President of Libra Securities, a Los Angeles based merchant banking firm, and as an investment banking associate with U.S. Bancorp Investments and Roth Capital Partners. He graduated from the Wharton School at the University of Pennsylvania where he received his BS in Economics with a concentration in Finance.	0

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

VI. FINANCIAL CONDITION

1. Basis of presenting consolidated financial statements and financial statements

(1) The first half consolidated financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of First Half Consolidated Financial Statements" (Finance Ministerial Order the 24th, 1999, which is hereinafter referred to as "First Half Consolidated Financial Statements Rule").
The first half consolidated financial statements of the Company for the period from January 1, 2006 to June 30, 2006 was prepared in accordance with the First Half Consolidated Financial Statements Rule before revision, and the first half consolidated financial statements of the Company for the period from January 1, 2007 to June 30, 2007 was prepared in accordance with the First Half Consolidated Financial Statements Rule after revision.

(2) The first half financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of First Half Financial Statements" (Finance Ministerial Order the 38th, 1977, which is hereinafter referred to as "First Half Financial Statements Rule").
The first half financial statements of the Company for the period from January 1, 2006 to June 30, 2006 was prepared in accordance with the First Half Financial Statements Rule before revision, and the first half financial statements of the Company for the period from January 1, 2007 to June 30, 2007 was prepared in accordance with the First Half Financial Statements Rule after revision.

(3) The third clause of Article 74 of the First Half Financial Statements Rule is applied to the semi-annual financial information of the Company for the period ended June 30, 2007

(4) The amount of the items in the first half consolidated financial statements of the Company and the first half financial statements of the Company as well as other items in amount were presented in thousand of Japanese yen until previous year. From this first half fiscal period, they are changed to be presented in million of Japanese yen. For the convenience of comparison, the amounts presented in the previous first half consolidated financial statements, the previous fist half financial statements, previous consolidated financial statements and previous financial statements are presented in million of Japanese yen.

(5) The first half consolidated financial statements of the Company and the first half financial statements of the Company are stated in U.S. dollars. The amounts in Japanese yen are calculated by the foreign currency exchange rate (mean of the buying and selling rates) in the Tokyo Foreign Exchange Market as of June 30, 2007, which is calculated as US$1 =123.26 Japanese yen, in accordance with Article 77 of the First Half Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in million (rounded). Please note that the Japanese yen amounts are stated only for convenience only. The amounts in U.S. dollar may not have been or may not be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

2. Audit certification

Pursuant to Article 193-2 of the Securities and Exchange Law, Deloitte Touche Tohmatsu has performed a semi-annual audit on the first half consolidated financial statements of the Company for the period from January 1, 2007 to June 30, 2007 and for the period from January 1, 2006 to June 30, 2006 and the first half financial statements of the Company for the period from January 1, 2007 to June 30, 2007 and for the period from January 1, 2006 to June 30, 2006.

1. Financial Information

(1) 1st half Consolidated Financial Information

①1st half consolidated balance sheets

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

		2nd quarter Consolidated fiscal period - prior year (As of June 30, 2006)			2nd quarter Consolidated fiscal period - current year (As of June 30, 2007)			Consolidated fiscal year -prior year (As of December 31, 2006)		
Item	Note	Amount		(%)	Amount		(%)	Amount		(%)
(Assets)										
I Current assets										
Cash and bank balances	※3		99,505 (12,265)			200,572 (24,722)			132,140 (16,288)	
Trade receivables	※5		24,883 (3,067)			55,060 (6,787)			35,330 (4,355)	
Marketable securities			284 (35)			40,546 (4,998)			343 (42)	
Other receivables			6,153 (758)			2,507 (309)			5,678 (700)	
Deferred tax assets			- (-)			250 (31)			340 (42)	
Others			20,637 (2,544)			56,432 (6,956)			48,417 (5,968)	
Total current assets			151,461 (18,669)	30.8		355,366 (43,802)	32.4		222,248 (27,394)	29.0
II Non-current assets										
Property and equipment										
Buildings and structures		4,340 (535)			7,558 (932)			5,252 (647)		
Less: accumulated depreciation		△ 701 (△ 86)	3,639 (448)		△ 1,387 (△ 171)	6,171 (761)		△ 964 (△ 119)	4,288 (529)	
Equipment		11,137 (1,373)			22,442 (2,766)			15,888 (1,958)		
Less: accumulated depreciation		△ 3,377 (△ 416)	7,760 (957)		△ 7,392 (△ 911)	15,050 (1,855)		△ 5,040 (△ 621)	10,848 (1,337)	
Total property and equipment			11,399 (1,405)	2.3		21,220 (2,616)	1.9		15,136 (1,866)	2.0
Intangible assets										
Goodwill	※6		2,397 (295)			357,682 (44,088)			2,009 (248)	
Goodwill on consolidation	※6		279,928 (34,504)			- (-)			291,999 (35,992)	
Trademark and distribution rights	※2		650 (80)			3,542 (437)			1,843 (227)	
Contractual rights and other	※9		- (-)			290,402 (35,795)			185,352 (22,847)	
Others			- (-)			7,623 (940)			8,416 (1,037)	
Total intangible assets			282,975 (34,880)	57.5		659,249 (81,259)	60.1		489,619 (60,350)	63.9
Investments and other assets										
Securities assets			36,444 (4,492)			23,390 (2,883)			33,493 (4,128)	
Investment in associates			244 (30)			544 (67)			535 (66)	
Investment in progress	※1		8,035 (990)			33,000 (4,068)			- (-)	
Deferred tax assets			1,071 (132)			282 (35)			225 (28)	
Others			166 (20)			1,396 (172)			965 (119)	
Total investments and other assets			45,960 (5,665)	9.4		58,612 (7,225)	5.3		35,218 (4,341)	4.6
Total non-current assets			340,334 (41,950)	69.2		739,082 (91,099)	67.3		539,973 (66,557)	70.5
III Deferred assets										
Bond issuance costs			- (-)			3,402 (419)			3,721 (459)	
Total deferred assets			- (-)	-		3,402 (419)	0.3		3,721 (459)	0.4
Total assets			491,796 (60,619)	100.0		1,097,850 (135,321)	100.0		765,941 (94,410)	100.0

Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Item	Note	2nd quarter Consolidated fiscal period - prior year (As of June 30, 2006) Amount	(%)	2nd quarter Consolidated fiscal period - current year (As of June 30, 2007) Amount	(%)	Consolidated fiscal year -prior year (As of December 31, 2006) Amount	(%)
(Liabilities)							
I Current liabilities							
Trade payables		5,268 (649)		11,640 (1,435)		6,413 (790)	
Short-term loans	※3, 7	28,157 (3,471)		43,227 (5,328)		19,056 (2,349)	
Current portion of long-term debt	※3, 7	35 (4)		6,997 (862)		6,403 (789)	
Taxation payables		4,492 (554)		9,099 (1,122)		6,097 (752)	
Other payables	※4	19,802 (2,441)		27,505 (3,390)		57,928 (7,140)	
Accrued expenses		6,764 (834)		11,327 (1,396)		10,129 (1,249)	
Deferred revenue		12,098 (1,491)		18,481 (2,278)		16,727 (2,062)	
Promissory notes (non-operating)		- (-)		273 (34)		199 (25)	
Lease obligations		73 (9)		63 (8)		63 (8)	
Others		1,827 (225)		4,798 (591)		205 (25)	
Total current liabilities		78,516 (9,678)	15.9	133,411 (16,444)	12.2	123,220 (15,188)	16.1
II Non-current liabilities							
Bond		- (-)		99,169 (12,224)		99,073 (12,212)	
Long-term debt	※7, 8	10,082 (1,243)		1,325 (163)		10,000 (1,233)	
Long-term lease obligations		121 (15)		58 (7)		90 (11)	
Long-term accrued expenses		273 (34)		- (-)		- (-)	
Long-term other payables	※4	18,951 (2,336)		225,186 (27,756)		146,800 (18,095)	
Deferred tax liabilities		- (-)		10,333 (1,274)		4,001 (493)	
Others		1 (0)		6,277 (774)		- (-)	
Total non-current liabilities		29,428 (3,627)	6.0	342,346 (42,198)	31.1	259,963 (32,043)	33.9
Total liabilities		107,944 (13,305)	21.9	475,758 (58,642)	43.3	383,183 (47,231)	50.0
(Net Assets)							
I Shareholders' equity							
Share capital		2,284 (282)	0.4	2,602 (321)	0.2	2,389 (294)	0.3
Share premium		351,924 (43,378)	71.6	372,673 (45,936)	34.0	326,106 (40,196)	42.6
Retained earnings / Accumulated deficit (△)		△ 33,473 (△ 4,126)	△ 6.8	64,702 (7,975)	5.9	△ 24,724 (△ 3,048)	△ 3.2
Total shareholders' equity		320,735 (39,534)	65.2	439,977 (54,232)	40.1	303,771 (37,443)	39.7
II Valuation and translation adjustments							
Unrealized gains / losses (△) on available-for-sale securities		- (-)		149 (18)		- (-)	
Deferred gains / losses (△) on hedges		- (-)		612 (75)		- (-)	
Foreign currency translation adjustments	※10	△ 233 (△ 29)		△ 9,365 (△ 1,154)		813 (100)	
Total valuation and translation adjustments		△ 233 (△ 29)	△ 0.0	△ 8,604 (△ 1,060)	△ 0.8	813 (100)	0.1
III Share subscription rights		141 (17)	0.0	5,014 (618)	0.5	3,036 (374)	0.4
IV Minority interests		63,208 (7,791)	12.9	185,705 (22,890)	16.9	75,138 (9,261)	9.8
Total net assets		383,852 (47,314)	78.1	622,093 (76,679)	56.7	382,758 (47,179)	50.0
Total liabilities and net assets		491,796 (60,619)	100.0	1,097,850 (135,321)	100.0	765,941 (94,410)	100.0

②1st half consolidated income statements

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Item	Note	2nd quarter Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006) Amount		(%)	2nd quarter Consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007) Amount		(%)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006) Amount		(%)
I Turnover			75,026 (9,248)	100.0		109,475 (13,494)	100.0		174,963 (21,566)	100.0
II Cost of sales			31,466 (3,878)	41.9		52,806 (6,509)	48.2		75,823 (9,346)	43.3
Gross profit			43,560 (5,369)	58.1		56,670 (6,985)	51.8		99,140 (12,220)	56.7
III Selling, general and administrative expenses										
Directors' emoluments		1,289 (159)			3,019 (372)			4,001 (493)		
Salaries		15,100 (1,861)			16,871 (2,079)			31,365 (3,866)		
Marketing and promotional expenses		2,677 (330)			6,517 (803)			8,239 (1,016)		
Depreciation		1,158 (143)			2,587 (319)			3,046 (375)		
Amortization		438 (54)			7,879 (971)			4,811 (593)		
Amortization of goodwill on consolidation		7,232 (891)			- (-)			15,681 (1,933)		
Amortization of goodwill		- (-)			10,540 (1,299)			- (-)		
Others		13,405 (1,652)	41,300 (5,091)	55.1	20,310 (2,503)	67,722 (8,347)	61.9	30,864 (3,804)	98,006 (12,080)	56.0
Operating income / loss (△)			2,261 (279)	3.0		△ 11,053 (△ 1,362)	△ 10.1		1,134 (140)	0.7
IV Non-operating income										
Interest and dividend income		1,663 (205)			4,153 (512)			3,396 (419)		
Unrealized gain on marketable securities		188 (23)			68 (8)			44 (5)		
Foreign exchange gains		15 (2)			3,133 (386)			59 (7)		
Others		283 (35)	2,150 (265)	2.9	2,655 (327)	10,010 (1,234)	9.1	894 (110)	4,393 (541)	2.5
V Non-operating expenses										
Interest expenses		852 (105)			5,043 (622)			5,361 (661)		
Share issuance expenses		- (-)			9,362 (1,154)			- (-)		
Share issuance related expenses	※1	103 (13)			- (-)			103 (13)		
Others		14 (2)	969 (119)	1.3	29 (4)	14,434 (1,779)	13.1	- (-)	5,464 (674)	3.2
Ordinary income / loss (△)			3,442 (424)	4.6		△ 15,477 (△ 1,908)	△ 14.1		63 (8)	0.0

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Item	Note	2nd quarter Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006) Amount		(%)	2nd quarter Consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007) Amount		(%)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006) Amount		(%)
VI Extraordinary gains										
Gain on disposal of investment in securities		- (-)			31 (4)			- (-)		
Gain on disposal of investment in subsidiaries		650 (80)			- (-)			650 (80)		
Gain from redemption of minority interest	※3	3,000 (370)			- (-)			3,000 (370)		
Gain from changes in equity interest	※4	- (-)	3,650 (450)	4.8	100,688 (12,411)	100,718 (12,415)	92.0	16,027 (1,975)	19,677 (2,425)	11.3
VII Extraordinary losses										
Loss on sale and disposal of fixed assets	※2	6 (1)	6 (1)	0.0	- (-)	- (-)	-	10 (1)	10 (1)	0.0
Income before income taxes, minority interests and distribution of profits (allocation of losses) from joint alliances			7,085 (873)	9.4		85,242 (10,507)	77.9		19,729 (2,432)	11.3
VIII Distribution of profits (allocation of losses) from joint alliance			△ 2 (△ 0)	△ 0.0		- (-)	-		△ 2 (△ 0)	△ 0.0
Income before income taxes and minority interests			7,083 (873)	9.4		85,242 (10,507)	77.9		19,727 (2,432)	11.3
Income taxes (current)		2,017 (249)			3,052 (376)			3,424 (422)		
Prior year adjustment on tax charges		- (-)			- (-)			901 (111)		
Income taxes (deferred)		△ 294 (△ 36)	1,723 (212)	2.3	△ 1,765 (△ 218)	1,287 (159)	1.2	△ 568 (△ 70)	3,756 (463)	2.1
Minority interests			3,349 (413)	4.4		△ 5,472 (△ 675)	△ 5.0		5,211 (642)	3.0
Net income for the year / period			2,012 (248)	2.7		89,427 (11,023)	81.7		10,760 (1,326)	6.2

③ 1st half consolidated statement of changes in net assets

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Shareholders' equity			
	Share capital	Share premium	Retained earnings	Total shareholders' equity
Note		※1		
Beginning balance at Jan 1, 2006	2,091 (258)	312,966 (38,576)	△ 35,485 (△ 4,374)	279,573 (34,460)
Changes of items during the period				
Issuance of new shares	13 (2)	1,447 (178)	- (-)	1,459 (180)
Increased upon share exchange	180 (22)	37,512 (4,624)	- (-)	37,692 (4,646)
Net income for the period	- (-)	- (-)	2,012 (248)	2,012 (248)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)
Total changes during the period	193 (24)	38,958 (4,802)	2,012 (248)	41,163 (5,074)
Ending balance at Jun 30, 2006	2,284 (282)	351,924 (43,378)	△ 33,473 (△ 4,126)	320,735 (39,534)

	Valuation and translation adjustments		Share subscription rights	Minority interests	Total net assets
	Foreign currency translation adjustments	Total valuation and translation adjustments			
Note					
Beginning balance at Jan 1, 2006	△ 131 (△ 16)	△ 131 (△ 16)	- (-)	2,626 (324)	282,068 (34,768)
Changes of items during the period					
Issuance of new shares	- (-)	- (-)	- (-)	- (-)	1,459 (180)
Increased upon share exchange	- (-)	- (-)	- (-)	- (-)	37,692 (4,646)
Net income for the period	- (-)	- (-)	- (-)	- (-)	2,012 (248)
Net changes of items other than shareholders' equity	△ 102 (△ 13)	△ 102 (△ 13)	141 (17)	60,582 (7,467)	60,621 (7,472)
Total changes during the period	△ 102 (△ 13)	△ 102 (△ 13)	141 (17)	60,582 (7,467)	101,784 (12,546)
Ending balance at Jun 30, 2006	△ 233 (△ 29)	△ 233 (△ 29)	141 (17)	63,208 (7,791)	383,852 (47,314)

1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Shareholders' equity			
	Share capital	Share premium	Retained earnings	Total shareholders' equity
Beginning balance at Jan 1, 2007	2, 389 (294)	326, 106 (40, 196)	△ 24, 724 (△ 3, 048)	303, 771 (37, 443)
Changes of items during the period				
Issuance of new shares	3 (0)	556 (69)	- (-)	559 (69)
Increased upon share exchange	210 (26)	46, 010 (5, 671)	- (-)	46, 221 (5, 697)
Net income for the period	- (-)	- (-)	89, 427 (11, 023)	89, 427 (11, 023)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)
Total changes during the period	214 (26)	46, 566 (5, 740)	89, 427 (11, 023)	136, 206 (16, 789)
Ending balance at June 30, 2007	2, 602 (321)	372, 673 (45, 936)	64, 702 (7, 975)	439, 977 (54, 232)

	Valuation and translation adjustments				Share subscription rights	Minority interests	Total net assets
	Unrealized gains / losses (△) on available-for-sale securities	Deferred gains / losses (△) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments			
Beginning balance at Jan 1, 2007	- (-)	- (-)	813 (100)	813 (100)	3, 036 (374)	75, 138 (9, 261)	382, 758 (47, 179)
Changes of items during the period							
Issuance of new shares	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	559 (69)
Increased upon share exchange	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	46, 221 (5, 697)
Net income for the period	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	89, 427 (11, 023)
Net changes of items other than shareholders' equity	149 (18)	612 (75)	△ 10, 178 (△ 1, 255)	△ 9, 417 (△ 1, 161)	1, 979 (244)	110, 567 (13, 629)	103, 129 (12, 712)
Total changes during the period	149 (18)	612 (75)	△ 10, 178 (△ 1, 255)	△ 9, 417 (△ 1, 161)	1, 979 (244)	110, 567 (13, 629)	239, 335 (29, 500)
Ending balance at June 30, 2007	149 (18)	612 (75)	△ 9, 365 (△ 1, 154)	△ 8, 604 (△ 1, 060)	5, 014 (618)	185, 705 (22, 890)	622, 093 (76, 679)

Consolidated fiscal year – prior year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Shareholders' equity			
	Share capital	Share premium	Retained earnings	Total shareholders' equity
Beginning balance at Jan 1, 2006	2,091 (258)	312,966 (38,576)	△ 35,485 (△ 4,374)	279,573 (34,460)
Changes of items during the year				
Issuance of new shares	82 (10)	2,267 (279)	- (-)	2,349 (290)
Share-based payment	48 (6)	6,312 (778)	- (-)	6,361 (784)
Increased upon share exchange	167 (21)	48,088 (5,927)	- (-)	48,256 (5,948)
Effect of change in accounting policy	- (-)	△ 43,527 (△ 5,365)	- (-)	△ 43,527 (△ 5,365)
Net income for the year	- (-)	- (-)	10,760 (1,326)	10,760 (1,326)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)
Total changes during the year	298 (37)	13,140 (1,620)	10,760 (1,326)	24,198 (2,983)
Ending balance at Dec 31, 2006	2,389 (294)	326,106 (40,196)	△ 24,724 (△ 3,048)	303,771 (37,443)

	Valuation and translation adjustments		Share subscription rights	Minority interests	Total net assets
	Foreign currency translation adjustments	Total valuation and translation adjustments			
Beginning balance at Jan 1, 2006	△ 131 (△ 16)	△ 131 (△ 16)	- (-)	2,626 (324)	282,068 (34,768)
Changes of items during the year					
Issuance of new shares	- (-)	- (-)	- (-)	- (-)	2,349 (290)
Share-based payment	- (-)	- (-)	- (-)	- (-)	6,361 (784)
Increased upon share exchange	- (-)	- (-)	- (-)	- (-)	48,256 (5,948)
Effect of change in accounting policy	- (-)	- (-)	- (-)	- (-)	△ 43,527 (△ 5,365)
Net income for the year	- (-)	- (-)	- (-)	- (-)	10,760 (1,326)
Net changes of items other than shareholders' equity	944 (116)	944 (116)	3,036 (374)	72,512 (8,938)	76,492 (9,428)
Total changes during the year	944 (116)	944 (116)	3,036 (374)	72,512 (8,938)	100,690 (12,411)
Ending balance at Dec 31, 2006	813 (100)	813 (100)	3,036 (374)	75,138 (9,261)	382,758 (47,179)

④1st half Consolidated cashflow statements

(Unit: Thousands of US dollars (Millions of Japanese Yen))

		2nd quarter Consolidated fiscal period -prior year (From January 1, 2006 to June 30, 2006)	2nd quarter Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
Item	Note	Amount	Amount	Amount
I Operating activities				
Income before income taxes and minority interests		7,083 (873)	85,242 (10,507)	19,727 (2,432)
Depreciation		1,158 (143)	2,587 (319)	3,046 (375)
Amortization		438 (54)	8,795 (1,084)	6,365 (785)
Amortization of goodwill on cosolidation		7,232 (891)	- (-)	15,681 (1,933)
Amortization of goodwill		- (-)	10,540 (1,299)	- (-)
Share-based compensation		141 (17)	1,979 (244)	2,297 (283)
Interest and dividend income		△ 1,663 (△ 205)	△ 4,153 (△ 512)	△ 3,396 (△ 419)
Interest expense		852 (105)	5,043 (622)	5,361 (661)
Gain from the redemption of minority interest		△ 3,000 (△ 370)	- (-)	△ 3,000 (△ 370)
Gain from changes in equity interest		- (-)	△ 100,688 (△ 12,411)	△ 16,027 (△ 1,975)
Unrealized gain on marketable securities		△ 188 (△ 23)	△ 68 (△ 8)	△ 44 (△ 5)
Share issuance related expenses		103 (13)	- (-)	103 (13)
Share issuance expenses		- (-)	9,362 (1,154)	- (-)
Foreign exchange gain / loss (△: gain)		- (-)	- (-)	720 (89)
Loss on sale and disposal of fixed assets		6 (1)	- (-)	10 (1)
Gain on disposal of investment in subsidiaries		△ 650 (△ 80)	- (-)	△ 650 (△ 80)
Gain on disposal of investment in securities		- (-)	△ 31 (△ 4)	- (-)
Distribution of profits (allocation of losses) from joint alliances		2 (0)	- (-)	2 (0)
Assets received for services		△ 4,287 (△ 528)	- (-)	△ 10,565 (△ 1,302)
Increase (decrease) in accounts receivable (△: increase)		△ 16,883 (△ 2,081)	△ 780 (△ 96)	△ 16,283 (△ 2,007)
Increase (decrease) in accounts payable (△: decrease)		1,067 (132)	8,988 (1,108)	3,444 (424)
Increase (decrease) in other current assets (△: increase)		531 (65)	△ 556 (△ 69)	△ 11,446 (△ 1,411)
Increase (decrease) in other current liabilities (△: decrease)		△ 4,036 (△ 497)	△ 2,224 (△ 274)	△ 5,876 (△ 724)
Others		△ 362 (△ 45)	122 (15)	△ 374 (△ 46)
Subtotal		△ 12,456 (△ 1,535)	24,156 (2,978)	△ 10,905 (△ 1,344)
Income taxes paid		△ 724 (△ 89)	△ 1,580 (△ 195)	△ 2,064 (△ 254)
Net cash provided by (used in) operating activities		△ 13,180 (△ 1,625)	22,576 (2,783)	△ 12,970 (△ 1,599)

(Unit: Thousands of US dollars (Millions of Japanese Yen))

Item	Note	2nd quarter Consolidated fiscal period -prior year (From January 1, 2006 to June 30, 2006) Amount	2nd quarter Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007) Amount	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006) Amount
II Investing activities				
Interest and dividend received		1,663 (205)	4,153 (512)	3,396 (419)
Deposit for security released		148 (18)	- (-)	- (-)
Purchase of property and equipment		△ 2,835 (△ 349)	△ 6,521 (△ 804)	△ 6,095 (△ 751)
Proceeds from sale of property and equipment		182 (22)	66 (8)	38 (5)
Purchase of intangible assets		- (-)	△ 7,941 (△ 979)	△ 15,478 (△ 1,908)
Purchase of securities assets		△ 9,402 (△ 1,159)	△ 42,251 (△ 5,208)	△ 11,155 (△ 1,375)
Deposits paid for purchase of securities assets		△ 8,035 (△ 990)	△ 33,000 (△ 4,068)	- (-)
Proceeds from sale of securities assets		662 (82)	53 (6)	1,153 (142)
Proceeds from sale of shares of subsidiaries		1,000 (123)	- (-)	1,000 (123)
Payment to acquire shares of subsidiaries resulting in a change in scope of consolidation		△ 24,666 (△ 3,040)	△ 50,786 (△ 6,260)	△ 43,687 (△ 5,385)
Payment to acquire shares of subsidiaries		- (-)	△ 8,582 (△ 1,058)	△ 7,112 (△ 877)
Subsequent consideration paid		△ 2,265 (△ 279)	△ 15,557 (△ 1,918)	△ 9,914 (△ 1,222)
Payment for loan receivable		- (-)	- (-)	△ 7,900 (△ 974)
Net cash provided by (used in) investing activities		△ 43,548 (△ 5,368)	△ 160,368 (△ 19,767)	△ 95,754 (△ 11,803)
III Financing activities				
Interest paid		△ 390 (△ 48)	△ 7,749 (△ 955)	△ 6,558 (△ 808)
Increase in deposit pledged		△ 4,750 (△ 585)	- (-)	△ 24,937 (△ 3,074)
Decrease in deposit pledged		- (-)	△ 8,057 (△ 993)	298 (37)
Increase (decrease) in short-term loans -net (△: decrease)		20,549 (2,533)	23,318 (2,874)	6,633 (818)
Proceeds from long-term debt		11,241 (1,386)	1,775 (219)	51,351 (6,330)
Repayments of long-term debt		△ 22,493 (△ 2,772)	- (-)	△ 56,992 (△ 7,025)
Proceeds from issuance of bond		- (-)	- (-)	95,192 (11,733)
Proceeds from issuance of shares		126 (16)	- (-)	26 (3)
Proceeds from exercise of warrants		1,230 (152)	559 (69)	1,378 (170)
Proceeds from issuance of shares to minority shareholders		60,000 (7,396)	196,819 (24,260)	61,401 (7,568)
Dividends paid to minority shareholders		△ 1,650 (△ 203)	△ 1,326 (△ 163)	△ 1,918 (△ 236)
Repayments of lease obligations		△ 26 (△ 3)	△ 32 (△ 4)	△ 73 (△ 9)
Increase (decrease) in long-term other payables (△: decrease)		△ 331 (△ 41)	△ 5,736 (△ 707)	△ 679 (△ 84)
Net cash provided by (used in) financing activities		63,506 (7,828)	199,571 (24,599)	125,122 (15,423)
IV Foreign currency translation adjustments on cash and cash equivalents		8 (1)	△ 2,834 (△ 349)	211 (26)
V Net increase (decrease) in cash and cash equivalents (△: decrease)		6,785 (836)	58,945 (7,266)	16,610 (2,047)
VI Cash and cash equivalents, beginning of the year / period		80,669 (9,943)	97,279 (11,991)	80,669 (9,943)
VII Cash and cash equivalents, end of the year / period	※1	87,455 (10,780)	156,224 (19,256)	97,279 (11,991)

*Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.

Basis of Presenting 1st half Consolidated Financial Statements

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
1 Scope of consolidation	(1) The number of consolidated subsidiaries: 59 The name of major consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd.) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd. Washington Analysis Corporation Beijing Century Media Culture Co., Ltd. Beijing Workshop Communications Co., Ltd. Beijing Golden Ways Culture Development Co Ltd. Shanghai Pobo Data and Information Network Consulting Co., Ltd. Shanghai Huacai Investment Advisory Company Limited Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. Tesserae Capital Advisors, LLC	(1) The number of consolidated subsidiaries: 100 The name of major consolidated subsidiaries are as follows: Asia Xinhua Financial Network Ltd. EconWorld Media Ltd. Xinhua Financial Network (Beijing) Ltd Xinhua Financial Network Korea Company Limited. Other subsidiaries in Asia :66 USA Glass, Lewis & Co., LLC Taylor Rafferty Associates, Inc. Mergent, Inc. Washington Analysis Corporation Market News International, Inc Other subsidiaries in USA : 10 Other Locations : 15 Glass, Lewis & Co., LLC , Shanghai Singshine Marketing Service Co., Ltd. , Beijing Mobile Interactive Co., Ltd. and other 11 subsidiaries are consolidated because of new acquisition in this period. Unconsolidated subsidiaries up to prior year such as Intelligence Asia Pty Ltd., and other 3 subsidiaries are consolidated from this period since materiality has increased.	(1) The number of consolidated subsidiaries: 82 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd.) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd. Washington Analysis Corporation Beijing Century Media Culture Co., Ltd Beijing Workshop Communications Co., Ltd. Beijing Golden Ways Animation Production Co., Ltd. (formerly known as Beijing Golden Ways Culture Development Co Ltd.) Shanghai Pobo Data and Information Network Consulting Co., Ltd. Shanghai Huacai Investment Advisory Company Limited Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. Tesserae Capital Advisors, LLC

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
	Xinhua Finance Media Limited Shanghai Far East Credit Rating Co., Ltd. Xinhua Finance Advertising Limited (formerly known as Ming Shing International Limited) Upper Will Enterprised Limited Active Advertising Agency Ltd. Active Advertising Agency (Guangzhou) Ltd. Shenzhen Active Trinity Ltd. Shangtuo Zhiyang International Advertising (Beijing) Co. Ltd. Beijing Dragon Media Advertising Co. Ltd. Beijing Jinlong Runxin Advertising Co. Ltd. Shanghai Yuanxin Advertising Media Co. Ltd. Beijing JinGuan XinCheng Advertising Co., Ltd. Beijing JingShi JingGuan Advertising Co., Ltd. Number of other consolidated subsidiaries: 6		Xinhua Finance Media Limited Shanghai Far East Credit Rating Co., Ltd. Xinhua Finance Advertising Limited (formerly known as Ming Shing International Limited) Upper Will Enterprises Limited Active Advertising Agency Ltd. Active Advertising Agency (Guangzhou) Ltd. Shenzhen Active Trinity Ltd. Shangtuo Zhiyang International Advertising (Beijing) Co. Ltd. Beijing Jinlong Runxin Advertising Co. Ltd. Shanghai Yuanxin Advertising Media Co. Ltd. Beijing JinGuan XinCheng Advertising Co., Ltd. Beijing EWEO Advertising Co., Ltd. Accord Group Investments Limited Great Triump Investments New China Media (Shanghai) Co., Ltd. Beijing Shiji Guangnian Advertising Co., Ltd. Shanghai Hyperlink Market Research Co., Ltd. Guangzhou Hyperlink Market Research Co., Ltd. Beijing Perspective Orient Movie and Television Intermediary Co., Ltd. Beijing Perspective Orient Advertising Co., Ltd. Zhongxi Taihe Culture Consultancy (Shanghai) Co., Ltd. Beijing Alpha Financial Engineering Co., Ltd. Upper Step Holdings Limited Jia Lou Consulting (Shanghai) Co., Ltd. Shanghai Yuan Zhi Advertising Co., Ltd. Mergent Data Technology, Inc. (formerly known as Praedea Solutions, Inc.) Xinhua PR Newswire Ltd. FTSE/Xinhua (Beijing) Consulting Ltd. Shanghai Heyuan Movie and Culture Co. Ltd. Xinhua Finance Media (Shanghai) Co., Ltd. Xinhua Finance Media (Beijing) Co., Ltd. Beijing Taide Advertising Co., Ltd. Beijing Longmei TV & Broadcast Advertising Co., Ltd.

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
			Guangzhou Jingshi Culture Intermediary Co., Ltd. Beijing Qiannuo Advertising Co., Ltd. China Lead Profits Ltd. Number of other consolidated subsidiaries: 6

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
	(2) Name of unconsolidated subsidiaries and relative information Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on Group's 1st half consolidated financial statements due to its small magnitude taking into account the total assets, revenue, net income for the three months and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(2) __________	(2) Name of unconsolidated subsidiaries and relative information Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on Group's consolidated financial statements due to its small magnitude taking into account total assets, revenue, net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.
2 Adoption of the equity method	(1) Number of associated company accounted by the equity method : 1 Name of the associated company Ning Bo Far East Credit Rating Co., Ltd. (2) Major unconsolidated subsidiaries and associated companies not accounted by the equity method Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status not to be accounted by the equity method) The adoption of equity method for all of the subsidiaries dose not have any significant influence on Group's 1st half consolidated financial statements due to its small magnitude taking into account the net income for the 1st half of the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(1) Number of associated company accounted by the equity method : 2 Name of the associated company Ning Bo Far East Credit Rating Co., Ltd. Best Independent Research LLC (2) __________	(1) Number of associated company accounted by the equity method : 2 Name of the associated company Ning Bo Far East Credit Rating Co., Ltd. Best Independent Research LLC (2) Major unconsolidated subsidiaries and associated companies not accounted by the equity method Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd (Reason of status not to be accounted by the equity method) The adoption of the equity method for all of the subsidiaries does not have any significant influence on Group's consolidated financial statements due to its small magnitude taking into account the net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
3 Reconciliation of closing date for consolidation	There is no consolidated subsidiary whose 1st half closing date is different from that of the Company.	Same as on the left.	There is no consolidated subsidiary whose closing date for the year is different from that of the Company.
4 Significant accounting policies (1) Valuation basis and method for assets	Securities	Securities	Securities
	(a) Trading securities	(a) Trading securities	(a) Trading securities
	-Fair value method (the cost of securities sold is determined based on the moving-average cost method)	Same as on the left.	Same as on the left.
	(b) Held-to-maturity securities -Amortized cost method	(b) Held-to-maturity securities Same as on the left.	(b) Held-to-maturity securities Same as on the left.
	(c) Available-for sale securities -With fair value	(c) Available-for sale securities -With fair value	(c) Available-for sale securities -With fair value
	Fair value method based on fair value information, such as market information, at the 1st half balance sheet date is applied. (Unrealized gain or loss is accounted for as a net asset item, and costs of sales are based on the moving-average method.)	Same as on the left.	Fair value method based on fair value information, such as market information, at the balance sheet date is applied. (Unrealized gain or loss is accounted for as a net asset item, and costs of sales are based on the moving-average method.)
	-With no fair value Cost method based on the moving-average method	-With no fair value Same as on the left.	-With no fair value Same as on the left.
(2) Depreciation or amortization method	(a) Property and equipment	(a) Property and equipment	(a) Property and equipment
	Depreciation of property and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property and equipment of consolidated Japanese subsidiaries.	Same as on the left.	Same as on the left.
	Estimated useful lives are the followings: Buildings and structures: 3 to 7 years Equipment: 1 to 10 years	Estimated useful lives are the followings: Buildings and structures: 3 to 20 years Equipment: 1 to 10 years	Estimated useful lives are the followings: Buildings and structures: 3 to 20 years Equipment: 1 to 10 years
	(b) Intangible assets	(b) Intangible assets	(b) Intangible assets
	Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 11 years Goodwill : 5 years	Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 3 to 15 years Contractual rights and data bases: 3 to 50 years	Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 3 to 15 years Contractual rights and data bases: 3 to 50 years Goodwill : 5 years

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
(3) Deferred assets	――――――	(a) Bond issuance cost Bond issuance cost is amortized by the straight-line method over maturity.	(a) Bond issuance cost Same as on the left
(4) Allowance, reserve and provision	Allowance for doubtful accounts For the Company and its non-Japanese subsidiaries, the allowance has been determined by reference to past default experience. For Japanese subsidiaries, the allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of respective potential losses in the receivables outstanding.	Allowance for doubtful accounts Same as on the left.	Allowance for doubtful accounts Same as on the left.
(5) Conversion of significant items in foreign currencies	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate of the first half period. The foreign exchange gains and losses from translation are recognized in the 1st half income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate applicable for the 1st half period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of net assets.	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into functional currencies at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into functional currencies at average rate of the first 1st half period. The foreign exchange gains and losses from translation are recognized in the 1st half income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate applicable for the 1st half period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of net assets.	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. dollars at the average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. dollars at the average rate applicable for the period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of net assets.

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
(6) Leases	For finance leases deemed not to transfer ownership of the leased property to the lessee, leased properties are capitalized.	Same as on the left.	Same as on the left.
(7) Hedge accounting	―――	(a) Policy for hedge accounting -Deferral method (b) Hedging instruments and hedged items Hedging instruments: -Cross currency swap Hedged items: -Corporate bonds denominated in foreign currencies (c) Hedging policy -In order to manage the interest risk and currency risk, debts are hedged to the extent of the amount of the items to be hedged. (d) Effectiveness testing of hedging -Effectiveness of the hedge should be demonstrated under effectiveness test by comparing the ratio of volatility of hedged item and cumulative change in fair value of the hedging instrument.	―――
(8) Other significant items for the preparation of the (1st half) consolidated financial statements	Accounting policy of the consumption tax Tax-excluding method Conversion of dollars into yen In accordance with the Article 77 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=123.26, from the Tokyo Foreign Exchange Market as of June 29, 2007. The Japanese yen amounts are stated only for purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Accounting policy of the consumption tax Same as on the left. Conversion of dollars into yen Same as on the left.	Accounting policy of the consumption tax Same as on the left. Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD$1.00=123.26, from the Tokyo Foreign Exchange Market as of June 29, 2007. The Japanese yen amounts are stated only for purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
	――――	Translation of XFL's functional currency into reporting currency XFL, as a foreign company, adopts Chinese Yuan as functional currency while U.S.dollar is adopted as reporting currency. Translation into reporting currency for preparation of financial statements is based on the Article 21 of International Financial Accounting Standards. Monetary assets and liabilities are translated at the rate of the closing date while non-monetary assets and liabilities are translated at the rate of the transaction date. All revenue and expense accounts are translated at the rate of the transaction date, and differences arising from such translation are included in the "Foreign currency translation adjustments" in net assets.	――――
5 Valuation for assets and liabilities of consolidated subsidiaries	The assets and liabilities of the consolidated subsidiaries for not only the Company's interest but also minority interests are evaluated at fair value.	Same as on the left.	Same as on the left.
6 Amortization of goodwill on consolidation	Goodwill on consolidation is amortized by the straight-line method over 20 years.	――――	Goodwill on consolidation is amortized by the straight-line method over 20 years.
7 Amortization of goodwill and negative goodwill	――――	Goodwill is amortized by the straight-line method over 5 years or 20 years. Negative goodwill is amortized by the straight-line method over 20 years.	――――
8 Cash and cash equivalents in the (1st half) consolidated cashflow statements	Cash equivalents in the 1st half consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.	Same as on the left.	Cash equivalents in the consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.

Change in Accounting Policy

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
(Presentation of net assets in the consolidated balance sheets) Effective from 1st half period disclosure, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation manner is USD 320,502 thousand (JPY 39,505 million). For the change of Interim Financial Statements Rules, net assets in the 1st half consolidated balance sheet is presented in accordance with the revised Interim Financial Statements Rules.	―――	(Presentation of net assets in the balance sheets) Effective from this year, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation manner is USD 304,584 thousand (JPY 37,543 million). For the change of Financial Statements Rules, net assets in the consolidated balance sheet is presented in accordance with the revised Financial Statements Rules.
(Accounting Standard for Share-based Payment) Effective from 1st half period disclosure, the Company adopted "Accounting Standard for Share-based Payment"(Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (Guidance No. 11, announced by Accounting Standard Board of Japan on May 31, 2006). The effect of this change is to decrease operating income, ordinary income and income before income taxes, minority interests and distribution of profits from joint alliances by USD 141 thousand (JPY 17 million), for the period ended June 30, 2006, respectively.		(Accounting Standard for Share-based Payment) Effective from this year , the Company adopted "Accounting Standard for Share-based Payment" (Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (Guidance No. 11, announced by Accounting Standard Board of Japan on May 31, 2006). The adoption of this new accounting standard has resulted in the recognition of share-based payment on consolidated financial statements commencing May 2006. The effect of this change is to decrease operating income, ordinary income and income before income taxes, minority interests and distribution of profits from joint alliances by USD 2,308 thousand (JPY 284 million) for the period ended December 31, 2006, respectively.

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
	(Suspense account of share exchange) Until previous semiannual period, the Company recognized the suspense account of share exchange in net assets as share premium. In accordance with the ASBJ Guidance No. 10 issued on October 31, 2003, Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures ("Business Combination Accounting Standards"), unissued shares for acquisition of its subsidiaries should be treated as liability at the point of determination of the quantity. The Company adopted this concept and recognized in the liabilities as other payables at the previous year end. The Company also prepares its consolidated financial statements under International Financial Reporting Standards ("IFRS") in order for the needs of its investors. In the IFRS consolidated financial statements, those accounts have also been reclassified from the net assets section to the liabilities section at the previous year end. The effect of this change in the policy is USD 29,929 thousand (JPY 3,689 million) decreased from share premium in net assets section and increased USD 5,941 thousand (JPY 732 million) in other payables and USD 23,988 thousand (JPY 2,957 million) in long-term other payables in liabilities section.	(Suspense account of share exchange) Until previous years, the Company recognized the suspense account of share exchange in the net assets as share premium. In accordance with the ASBJ Guidance No. 10 issued on October 31, 2003, Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures ("Business Combination Accounting Standards"), unissued shares for acquisition of its subsidiaries should be treated as liability at the point of determination of the quantity. The Company adopts this concept and recognized in the liabilities as other payables at the current year end. The Company also prepares its consolidated financial statements under International Financial Reporting Standards ("IFRS") in order for the needs of its investors and its IFRS consolidated financial statements have also been reclassified from the net assets section to the liabilities section at the current year end. The effect of this change in the policy is USD 43,527 thousand (JPY 5,365 million) decreased from share premium in net assets section and increased USD 20,747 thousand (JPY 2,557 million) in other payables and USD 22,780 thousand (JPY 2,808 million) in long-term other payables in liabilities section. This change in accounting policy was adopted in the second half of the period. Therefore, the Company still recognized the previous accounting policy in the semi-annual consolidated financial statements as at June 30, 2006. As a result, the impact of this change in the accounting after the six-month period ended was to decrease share premium by USD 40,631 thousand (JPY 5,008 million) and to increase other payables and long term other payables by USD 17,852 thousand (JPY 2,200 million) and USD 22,780 thousand (JPY 2,808 million), respectively.

Additional information

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
―――――――	(Change in XFL's functional currency) Effective January 1, 2007, XFL changes its functional currency from U.S. dollar into Chinese Yuan due to a geographic change of the primary economic environment of XFL. Upon preparation of consolidated financial statements, XFL's account are translated into U.S. dollar, the reporting currency.	―――――――

Change in representation

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)
―――――――	(1st half consolidated balance sheets) Goodwill on consolidation is changed to being represented as goodwill from this 1st half. (1st half consolidated income statements) 1. Amortization of goodwill and amortization of goodwill on consolidation are united to being represented as amortization of goodwill from this 1st half period. 2. Share issuance related expenses is changed to being represented as share issuance expense from this 1st half period. (1st half consolidated cash flow statements) 1. Amortization and amortization of goodwill on consolidation are united to being represented as amortization of goodwill from this 1st half period. 2. Share issuance related expenses is changed to being represented as share issuance expense from this 1st half period.

Footnote Information

(1st half consolidated balance sheets)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half - Consolidated fiscal period - prior year (As of June 30, 2006)	1st half - Consolidated fiscal period -current year (As of June 30, 2007)	Consolidated fiscal year -prior year (As of December 31, 2006)
※1 The amount represents the deposit paid for acquisition of an equity shares.	※1 Same as on the left	※1 ――――
※2 Trade mark and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Intangible assets that relate to a separate trademark and a distribution right are included in this account as well.	※2 Same as on the left.	※2 Same as on the left.
※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 12,050 (1,485) Correspondent obligation Short-term loans 10,557 (1,301) In addition, investment in consolidated subsidiary (the total net assets amount of USD 5,531 thousand (JPY 682 million), which are eliminated on consolidation, has been pledged as collateral for the long term debt of USD 10,000 thousand (JPY 1,233 million).	※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 44,645 (5,503) Correspondent obligation Short-term loans 42,986 (5,299) Current portion of long-term debt 6,547 (807)	※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 35,141 (4,332) Correspondent obligation Short-term loans 19,056 (2,349) Current portion of long-term debt 6,403 (789)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half - Consolidated fiscal period - prior year (As of June 30, 2006)	1st half - Consolidated fiscal period -current year (As of June 30, 2007)	Consolidated fiscal year -prior year (As of December 31, 2006)
※4 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd., Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. The consideration for the acquisition of shares of these companies could fluctuate since the final payments are based on the future operating results of the respective company.	※4 Other payables and long-term other payables include part of the consideration for the acquisition of shares of certain subsidiaries. The consideration for the acquisition of shares of those companies includes the Company's shares to be issued to sellers and could fluctuate since the final payments are based on the future operating results of the respective company.	※4 Same as on the left.
※5 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 987 (122)	※5 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 1,215 (150)	※5 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 978 (121)
※6 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd., Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.	※6 The consideration for the acquisition of shares of certain subsidiaries could fluctuate since the final payments are based on the future operating results of the respective company.	※6 Same as on the left.
※7 The Company, Xinhua Financial Network (Shanghai) Ltd. and Shanghai Huacai Investment Advisory Company Limited have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at June 30, 2006 are as follows:	※7 Xinhua Financial Network (Shanghai) Ltd., Xinhua Financial Network Korea Company Limited, Shanghai Huacai Investment Advisory Company Limited, Zhongxi Taihe Culture Consultancy (Shanghai) Co. Ltd., Jia Luo Consulting (Shanghai) Co., Ltd., Accord Group Investments Limited, Xinhua Finance Media (Shanghai) Co., Ltd, and Mergent, Inc. have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at June 30, 2007 are as follows:	※7 Xinhua Financial Network (Shanghai) Ltd., Shanghai Huacai Investment Advisory Company Limited, Zhongxi Taihe Culture Consultancy (Shanghai) Co. Ltd. and Jia Luo Consulting (Shanghai) Co., Ltd. have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2006 are as follows:
Total amount of the line of credit 46,360 (5,714) Outstanding balance 28,157 (3,471)	Total amount of the line of credit 72,970 (8,994) Outstanding balance 51,470 (6,344)	Total amount of the line of credit 27,866 (3,435) Outstanding balance 25,459 (3,138)
Remaining amount of the line of credit 18,203 (2,244)	Remaining amount of the line of credit 21,500 (2,650)	Remaining amount of the line of credit 2,408 (297)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half - Consolidated fiscal period - prior year (As of June 30, 2006)	1st half - Consolidated fiscal period -current year (As of June 30, 2007)	Consolidated fiscal year -prior year (As of December 31, 2006)
※8 This includes a loan of USD 10,000 thousand (JPY 1,233 million) raised by a consolidated subsidiary with rights to convert into common shares of the subsidiary.	※8 ______	※8 This includes a loan of USD 10,000 thousand (JPY 1,233 million) raised by a consolidated subsidiary with rights to convert into common shares of the subsidiary.
※9 ______	※9 This account represents contractual rights such as agency rights and publishing rights as well as intellectual properties such as data bases.	※9 Same as on the left.
※10 ______	※10 This account includes the difference arising on the translation of XFL's functional currency into reporting currency.	※10 ______
※1-10 notes correspond with ※1-10 as denoted in the consolidated balance sheet.	Same as on the left.	Same as on the left.

(1st half consolidated income statements)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
※1 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".	※1 __________	※1 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".
※2 Components of loss on disposal of fixed assets are as follows: Equipment 6 (1)	※2 __________	※2 Components of loss on disposal of fixed assets are as follows: Equipment 10 (1)
※3 Minority interests (in the form of preference shares in a consolidated subsidiary) were redeemed and created an extraordinary gain.	※3 __________	※3 Minority interests (in the form of preference shares in a consolidated subsidiary) were redeemed and created an extraordinary gain.
※4 __________	※4 Gain related to the initial public offering of the Company's subsidiary, Xinhua Finance Media Limited on the Nasdaq Global Market in the United States.	※4 __________
※1-4 notes correspond with ※1-4 as denoted in the consolidated income statement.	Same as on the left.	Same as on the left.

(1st half consolidated statement of changes in net assets)

1st half - Consolidated fiscal period -prior year (From January 1, 2006 to June 30, 2006)

1. Number and class of issued shares

	Beginning balance	Increase	Decrease	Ending balance
Issued shares				
Ordinary share (shares)	815,477	75,251	-	890,728

(Note 1) In the increase of ordinary shares indicated above, 42,879 shares are issued for acquisition of subsidiaries' share by way of share exchange, 27,390 shares are issued for consideration for goods and services received, 4,654 shares are issued due to execution of share subscription rights and the remaining 328 shares are issued in a normal course of new share issuance.

2. Share subscription rights
The ending balance of share subscription rights granted by a consolidated subsidiary as share option rights is USD 141 thousand (JPY 17 million).

3. Dividend
Not applicable.

※1 The Company acquired full ownership of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc., Washington Analysis Corporation, Beijing Century Media Culture Co., Ltd. , Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. through a cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium.

(※1 note corresponds with ※1 as denoted in the consolidated statement of changes in net assets)

1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)

1. Number and class of issued shares

	Beginning balance	Increase	Decrease	Ending balance
Issued shares				
Ordinary share (shares)	931,638	83,310	-	1,014,948

(Note 1) In the increase of ordinary shares indicated above, 82,025 shares are issued for acquisition of subsidiaries' shares by way of share exchange, and 1,285shares are issued due to execution of share subscription rights.

2. Share subscription rights
The ending balance of share subscription rights granted by the Company as share option rights is USD 20 thousand (JPY 2 million).
The ending balance of share subscription rights granted by a consolidated subsidiary as share option rights is USD 4,995thousand (JPY 616million).

3. Dividend
Not applicable.

Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)

1. Number and class of issued shares

	Beginning balance	Increase	Decrease	Ending balance
Issued shares				
Ordinary share (shares)	815,477	116,161	-	931,638

(Note 1) In the increase of ordinary shares indicated above, 63,214 shares are issued for acquisition of subsidiaries' shares by way of share exchange, 47,797 shares are issued for consideration for goods and services received, 5,062 shares are issued due to execution of share subscription rights and the remaining 88 shares are issued in a normal course of new share issuance.

2. Share subscription rights

The ending balance of share subscription rights granted by the Company as share option rights is USD 15 thousand (JPY 2 million).

The ending balance of share subscription rights granted by a consolidated subsidiary as share option rights is USD 3,021 thousand (JPY 372 million).

3. Dividend

Not applicable.

(1st half Consolidated cashflow statements)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)		1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)		Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)	
※1 Reconciliation between ending balance of cash and cash equivalents in 1st half consolidated cashflow statement and balance in the 1st half consolidated balance sheet:		※1 Reconciliation between ending balance of cash and cash equivalents in 1st half consolidated cashflow statement and balance in the 1st half consolidated balance sheet:		※1 Reconciliation between ending balance of cash and cash equivalents in consolidated cashflow statement and balance in the consolidated balance sheet:	
Cash and bank balances	99,505 (12,265)	Cash and bank balances	200,572 (24,722)	Cash and bank balances	132,140 (16,288)
Deposit pledged as collateral	△ 12,050 (△1,485)	Deposit pledged as collateral	△44,645 (△5,503)	Deposit pledged as collateral	△35,141 (△4,332)
Cash and cash equivalents	87,455 (10,780)	Marketable securities	297 (37)	Marketable securities	280 (35)
		Cash and cash equivalents	156,224 (19,256)	Cash and cash equivalents	97,279 (11,991)
※1 note corresponds with ※1 as denoted in the consolidated cashflow statement.		Same as on the left.		Same as on the left.	

(Lease transaction)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)		1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)		Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)	
Operating leases		Operating leases		Operating leases	
(Lessee)		(Lessee)		(Lessee)	
Unearned lease expenses		Unearned lease expenses		Unearned lease expenses	
Within one year	5,137	Within one year	8,441	Within one year	5,397
	(633)		(1,040)		(665)
After one year	21,770	After one year	27,562	After one year	22,070
	(2,683)		(3,397)		(2,720)
Total	26,906	Total	36,002	Total	27,467
	(3,316)		(4,438)		(3,386)

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Kanto Local Finance Bureau.*

(Securities)

As of June 30, 2006

1. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Category	Amounts on the 1st half consolidated balance sheets
(1) Held-to-maturity securities	
Unlisted bonds	617 (76)
(2) Available-for-sale securities	
Unlisted securities	31,098 (3,833)
Fund trust	268 (33)
Investment in limited liability company	174 (21)
Other	4,287 (528)

As of June 30, 2007

1. Available-for-sale securities with fair value

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Category	Acquisition cost	Amount on the 1st half consolidated balance sheet	Difference
1) Equity securities	7 (1)	296 (36)	289 (36)
2) Debt securities and notes	40,000 (4,930)	40,076 (4,940)	76 (9)
3) Other	- (-)	- (-)	- (-)
TOTAL	40,007 (4,931)	40,372 (4,976)	365 (45)

2. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Category	Amount on the 1st half consolidated balance sheet
(1) Held-to-maturity securities	
Unlisted bonds	655 (81)
(2) Available-for-sale securities	
Unlisted securities	22,439 (2,766)
Fund trust	297 (37)

As of December 31, 2006

1. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Category	Amount on the consolidated balance sheet
(1) Held-to-maturity securities	
Unlisted bonds	640 (79)
(2) Available-for-sale securities	
Unlisted securities	32,853 (4,049)
Fund trust	280 (35)

(Derivative transactions)

1st half - consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)

The group has not entered into any derivative contracts.

1st half - consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007)

Since the Group applies the hedge accounting for derivative transaction, information about derivative transactions is omitted.

Consolidated fiscal year - prior year (From January 1, 2006 to December 31, 2006)

The group has not entered into any derivative contracts.

(Share options, warrants or share-based-payments granted or issued)

1st half - consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)

Expenses recognized

Selling, general and administrative expenses – Other USD 141 thousand (JPY 17 million)

1st half - consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007)

Expenses recognized

Selling, general and administrative expenses - Directors' emolument USD 1,113 thousand (JPY 137 million)

Selling, general and administrative expenses – Other USD 866 thousand (JPY 107 million)

Consolidated fiscal year - prior year (From January 1, 2006 to December 31, 2006)

Expenses recognized

Selling, general and administrative expenses - Directors' emolument USD 1,666 thousand (JPY 205 million)

Selling, general and administrative expenses – Other USD 642 thousand (JPY 79 million)

Assets recognized

Goodwill USD 739 thousand (JPY 91 million)

(Share option)

Consolidated 1st-half - prior year (From January 1, 2006 to June 30, 2006)

Stock option granted during prior consolidated 1st-half fiscal period is as follows; (*1)

Company	The Company			Xinhua Finance Media Limited
Type	Share option (1)	Share option (2)	Share option (3)	Restricted share (*3)
Category and number of person designated	2 directors	5 directors	209 employees	1 director
Class and number of objective shares (*1)	5,000 ordinary shares	6,000 ordinary shares	26,656 ordinary shares	11,050,000 Class A Common Shares
Grant date	January 31, 2006	January 31, 2006	April 30, 2006	June 13, 2006
Terms and condition for vesting	834 shares vested on each of Jan 31, Apr 30, Jul 30, Oct 31, 2006 & Jan 31, 2007 and 830 shares vested on Apr 30, 2007	1/4 grant vested on Apr 30, 2006, Jul 31, 2006, Oct 31, 2006 & Jan 31, 2007 (*2)	1/3 grant vested on Dec 31, 2006: 1/3 vested on Dec 31, 2007; 1/3 vested on Dec 31, 2008 (*2)	equally vested in 5 years commencing June 13, 2007 (*2)
Service period required to be vested	-	From Jan 31, 2006 to Jan 31, 2007	From Apr 30, 2006 to Dec 31, 2008	From June 13, 2006 to June 13, 2011
Exercisable period	From Jan 31, 2006 to Feb 1, 2009	From Apr 30, 2006 to Feb 1, 2016	From Jan 1, 2007 to Apr 30, 2016	From June 13, 2007 to June 13, 2011
Average price of shares upon exercise	JPY 74,247	JPY 71,844	JPY 71,844	USD 0.001
Fair value of option at grant date per option	-	-	-	USD 0.60

(*1) The number of shares to be applied.
All shares and options granted prior to 2006 have all been adjusted for the 2,000 to 1 share consolidation in August 24, 2004 and 3 for 1 share split in September 22, 2005.

(*2)-If employment is terminated for cause, vesting will cease and any un-exercised portion of the option will be forfeited immediately on the last employment date.
-If employment is terminated voluntarily by the employee:
1)Unvested options (if any) which are scheduled to vest in the same calendar year of the termination will vest on the last day of that calendar year, and expire 12 months after the date of vesting
2)All unvested options (if any) scheduled to vest in subsequent years will be forfeited
3)All vested options can be exercised until expiration which will be the later of 12 months from the date of termination and 12 months after the date of vesting of any options in the year of termination (if any).

(*3) Issued shares which have the terms and conditions for vesting. The relevant shareholder does not obtain any shareholder's rights until the vesting period elapses. These shares are substantially equal to share options, therefore, accounting treatments are the same as that of share options.

Consolidated 1st-half - current year (From January 1, 2007 to June 30, 2007)

Stock option granted during current consolidated 1st-half fiscal period is as follows;

Company	Xinhua Finance Media Limited	
Type	Share option (1)	Share option (2)
Category and number of person designated	1 employee	3 independent directors
Class and number of objective shares (*1)	221,000 Class A Common Shares	90,000 Class A Common Shares
Grant date	January 15, 2007	April 25, 2007
Terms and condition for vesting	-	1/3 vested on 8 Mar 2008, 1/3 vested on 8 Mar 2009 and 1/3 vested on 8 Mar 2010
Service period required to be vested	-	From Apr 25, 2007 to Mar 8, 2010
Exercisable period	From Mar 9, 2007 to Mar 8, 2008	From Mar 8, 2008 to Apr 24, 2017
Exercise price	USD 5.0	USD 6.50
Fair value of option at grant date	USD 2.0808	USD 0.60

(*1)The number of shares to be applied.

Consolidated fiscal year – prior year (From January 1, 2006 to December 31, 2006)

1. Outline, size and change of the number of share option

(1) Outline of share option

Company Name	The Company			
Year	2005	2006		
Type	Share Option	Share option (1)	Share option (2)	Share option (3)
Category and number of person designated	166 employees	2 directors	5 directors	209 employees
Class and number of objective shares (*1)	14,910 Ordinary shares	5,000 ordinary shares	6,000 ordinary shares	26,656 ordinary shares
Grant date	February 9, 2005	January 31, 2006	January 31, 2006	April 30, 2006
Terms and condition for vesting	1/3 grant vested on Dec 31 2005: 1/3 vested on Dec 31 2006; 1/3 vested on Dec 31 2007. (*2)	834 shares vested on each of Jan 31, Apr 30, Jul 30, Oct 31, 2006 & Jan 31, 2007 and 830 shares vested on Apr 30, 2007	1/4 grant vested on Apr 30, 2006, Jul 31, 2006, Oct 31, 2006 & Jan 31, 2007 (*2)	1/3 grant vested on Dec 31, 2006: 1/3 vested on Dec 31, 2007; 1/3 vested on Dec 31, 2008 (*2)
Service period required to be vested	From Feb 9, 2005 to Dec 31, 2007	-	From Jan 31, 2006 to Jan 31, 2007	From Apr 30, 2006 to Dec 31, 2008
Exercisable period	From Jan 1,2006 to Feb 8,2015	From Jan 31, 2006 to Feb 1, 2009	From Apr 30, 2006 to Feb 1, 2016	From Jan 1, 2007 to Apr 30, 2016

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Share option (4)	Restricted share (*4)	Share option
Category and number of person designated	1 employee	1 director	190 employees
Class and number of objective shares (*1)	114 ordinary shares	11,050,000 Class A Common Shares	11,198,180 Class A Common Shares
Grant date	July 1, 2006	June 13, 2006	July 11, 2006
Terms and condition for vesting	1/3 grant vested on Dec 31, 2006: 1/3 vested on Dec 31, 2007; 1/3 vested on Dec 31, 2008 (*2)	equally vested in 5 years commencing June 13, 2007 (*2)	1/2 to be vested by Dec 31, 2007 or upon certain corporate event, whichever is earlier; 1/4 vested on Dec 31, 2008, 1/4 vested on Dec 31, 2009 (*3)
Service period required to be vested	From July 1, 2006 to Dec 31, 2008	From June 13, 2006 to June 13, 2011	From July 11, 2006 to Dec 31, 2009
Exercisable period	From Jan 1, 2007 to Apr 30, 2016	From June 13, 2007 to June 13, 2011	From December 31, 2007 or upon certain corporate event, whichever is the earlier to July 11, 2011

(*1)The number of shares to be applied.
All options granted prior to 2006 have all been adjusted for the 2,000 to 1 share reverse share split in August 24, 2004 and 3 for 1 share split in September 22, 2005.

(*2)If employment is terminated for cause, vesting will cease and any un-exercised portion of the option will be forfeited immediately on the last employment date.
If employment is terminated voluntarily by the employee:
1)Unvested options (if any) which are scheduled to vest in the same calendar year of the termination will vest on the last day of that calendar year, and expire 12 months after the date of vesting
2) All unvested options (if any) scheduled to vest in subsequent years will be forfeited
3) All vested options can be exercised until expiration which will be the later of 12 months from the date of termination and 12 months after the date of vesting of any options in the year of termination (if any).

(*3) If employment is terminated with or without cause, vesting will cease on the last employment date. If employment is terminated for cause, any un-exercised portion of the option will be forfeited immediately on the last employment date. If employment is terminated voluntarily by the employee, vesting will cease and any un-exercised portion of the option will expire three months after the date of termination.

(*4) Issued shares which have the terms and conditions for vesting. The relevant shareholder does not obtain any shareholder's rights until the vesting period elapses. These shares are substantially equal to share options, therefore, accounting treatments are the same as that of share options.

(2) Size and change of the number of share option

(i) Number of objective shares of share option

(Unit: share)

Company Name	The Company				
Year	2005	2006			
Type	Share Option	Share Option (1)	Share Option (2)	Share Option (3)	Share Option (4)
Number of objective shares for unvested option					
Beginning balance of the period	9,940	-	-	-	-
Granted	-	5,000	6,000	26,656	114
Lapsed	-	-	-	708	-
Vested	4,970	3,336	4,500	8,653	38
Unvested balance	4,970	1,664	1,500	17,295	76
Number of objective shares for vested option					
Beginning balance of the period	4,970	-	-	-	-
Vested	4,970	3,336	4,500	8,653	38
Exercised	1,150	-	-	-	-
Lapsed	426	-	-	110	-
Unexercised balance	8,364	3,336	4,500	8,543	38

Company Name	Xinhua Finance Media Limited	
Year	2006	
Type	Restricted share	Share Option
Number of objective shares for unvested option		
Beginning balance of the period	-	-
Granted	11,050,000	11,198,180
Lapsed	-	500,039
Vested	-	-
Unvested balance	11,050,000	10,698,141
Number of objective shares for vested option		
Beginning balance of the period	-	-
Vested	-	-
Exercised	-	-
Lapsed	-	-
Unexercised balance	-	-

(ii) Unit price information

Company Name	The Company				
Year	2005	2006			
Type	Share Option	Share Option (1)	Share Option (2)	Share Option (3)	Share Option (4)
Exercise price	JPY 49,316	JPY 74,247	JPY 71,844	JPY 71,844	JPY 71,844
Average price of shares upon exercise	JPY 92,028	-	-	-	-
Fair value of option at grant date per option	-	-	-	-	USD 252.92

Company Name	Xinhua Finance Media Limited	
Year	2006	
Type	Restricted Share	Share Option
Exercise price	USD 0.001	USD 0.78
Average price of shares upon exercise	-	-
Fair value of option at grant date	USD 0.60	USD 0.14

2. Valuation Method for Share Option

Determination of estimated fair value of share option granted during the fiscal year is as follows.

(1) Valuation method used

(i) Share option : Black-Scholes Model, Binominal Model and its variants

(2) Factors and basis of estimation

Company Name	The Company			
Type	Share Option (1)	Share Option (2)	Share Option (3)	Share Option (4)
Price volatility (*1)	60%	60%	60%	60%
Estimated remaining exercisable period (*2)	3 years	10 years	10 years	10 years
Estimated dividend (*3)	NIL	NIL	NIL	NIL
Free risk rate (*4)	1.47%	1.47%	1.91%	1.91%

Company Name	Xinhua Finance Media Limited	
Type	Restricted Share	Share Option
Price volatility (*1)	38.2%	38.3%
Estimated remaining exercisable period (*2)	5 years	3.61 years
Estimated dividend (*3)	NIL	NIL
Free risk rate (*4)	5.41%	5.68%

(*1) In determination of volatility, the valuer has considered the volatility of the Company one year prior to the issuance of share option. The volatility is measured based on the weekly price change and we consider the volatility measured on weekly basis provided a reasonable estimation for the expected volatility.
(*2) It is assumed that the grantee will exercise the option at the time of vesting, therefore, it is calculated in assumption that the estimated remaining period of share options equals to service period required to be vested.
(*3) With reference to the track record, it is assumed the dividend is zero during the estimated option life attributable to ordinary shares.
(*4) Yield of Chinese treasury bond applicable to the estimated remaining period of options.

3. Determination of estimation for number of share option to be vested

Actual lapsed number shall be considered because grantee will exercise the option at the time of vesting.

(Warrant and Share-based payment)

1st half - consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)

Warrant and Share-based payment granted during prior consolidated 1st-half fiscal period is as follows;

Company Name	The Company	
Year	2006	
Type	Warrant	Share-based payment
Category and number of person designated	1 third party	1 third party
Class and number of objective shares (*2)	20,000 ordinary shares	2,000 ordinary shares
Grant date (*1)	February 14, 2006	February 14, 2006
Exercisable period	From February 15, 2007 to February 16, 2009	-
Exercise price	JPY 82,500	-
Fair value of option at grant date	-	-

(*1)Contract date as for the share-based payment
(*2)The number of shares to be applied.
All shares and options granted prior to 2006 have all been adjusted for the 2,000 to 1 share reverse share split in August 24, 2004 and 3 for 1 share split in September 22, 2005.

1st half - consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007)

Not applicable.

Consolidated fiscal year – prior year (From January 1, 2006 to December 31, 2006)

1. Outline, size and change of warrant and share-based payment

(1) Outline of warrant and share-based payment

Company Name	The Company			
Year	2004	2005	2006	
Type	Share-Based Payment	Share-Based Payment	Warrant	Share-based payment (1)
Category and number of person designated	230 employees	2 directors of the group, 1 adviser and 3 employees	1 third party	1 third party
Class and number of objective shares (*2)	79,129.26 Ordinary shares	28,168 ordinary shares	20,000 ordinary shares	2,000 ordinary shares
Grant date (*1)	April 6; Jun 17, 21, 22, 30; Jul 11& 19; Aug 16 & 20; Dec 28 & 30, 2004 (*3)	Jul 15, Sept 15 & Dec 15, 2005	February 14, 2006	February 14, 2006
Exercisable period	-	-	From February 15, 2007 to February 16, 2009	-

Company Name	The Company		
Year	2006		
Type	Share-based payment (2)	Share-based payment (3)	Share-based payment (4)
Category and number of person designated	1 third party	2 directors and 4 employees	1 director
Class and number of objective shares (*2)	1,500 ordinary shares	18,107 ordinary shares	800 ordinary shares
Grant date (*1)	July 25, 2006	September 6, 2006	September 22, 2006
Exercisable period	-	-	-

Company Name	Xinhua Finance Media Limited	
Year	2006	
Type	Warrant(1)	Warrant(2)
Category and number of person designated	1 shareholder	1 consultant
Class and number of objective shares (*2)	4,099,968 Class A Common Shares	630,000 Class A Common Shares
Grant date (*1)	September 22, 2006	December 7, 2006
Exercisable period	From September 22, 2006 to September 22, 2011	From December 7, 2006 to December 7, 2011

(*1)Contract date as for the share-based payment

(*2)The number of shares to be applied.
All shares and options granted prior to 2006 have all been adjusted for the 2,000 to 1 share reverse share split in August 24, 2004 and 3 for 1 share split in September 22, 2005.

(*3) Detailed terms and conditions are approved by the board in April 2004.

(2) Size and change of the number of warrant

(i) Number of objective shares of warrant

(Unit: share)

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Warrant	Warrant(1)	Warrant(2)
Number of objective shares for vested option			
Beginning balance of the period	-	-	-
Vested	20,000	4,099,968	630,000
Exercised	-	-	-
Lapsed	-	-	-
Unexercised balance	20,000	4,099,968	630,000

(ii) Unit price information

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Warrant	Warrant(1)	Warrant(2)
Exercise price	JPY 82,500	USD 3.659	USD 3.659
Average price of shares upon exercise	-	-	-
Fair value of option at grant date per warrant	USD 8.44	USD 0.15	USD 0.18

2. Valuation Method for Warrant

Determination of estimated fair value of warrant granted during the current fiscal period is as follows.

(1) Valuation method used

(i) warrant : Black-Scholes Model, Binominal Model and its variants

(2) Factors and basis of estimation

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Warrant	Warrant(1)	Warrant(2)
Price volatility (*1)	34.04%	45%	44%
Estimated remaining exercisable period (*2)	2 years	5 years	5 years
Estimated dividend (*3)	NIL	NIL	NIL
Free risk rate (*4)	4.35%	5.11%	4.91%

(*1) In determination of volatility, the valuer has considered the volatility of the Company one year prior to the issuance of warrant. The volatility is measured based on the weekly price change and we consider the volatility measured on weekly basis provided a reasonable estimation for the expected volatility.

(*2) It is calculated in assumption that the estimated remaining period of warrant equals to exercisable period.

(*3) With reference to the track record, it is assumed the dividend is zero during the estimated warrant life attributable to ordinary shares.

(*4) Yield of Chinese treasury bond applicable to the estimated remaining period of warrant.

(Segment information)
【Business segmental information】

1st half - consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)

The Group is engaged solely in financial information business which includes distribution of market indices, financial news, credit ratings, investor relations services and other relevant services. Thus, information of business segmentation is omitted.

1st half - consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007)

Consolidated fiscal year - prior year (From January 1, 2006 to December 31, 2006)

The Group is engaged in the provision and distribution of financial and related information and services via multiple channels. Our offerings include market indices, financial news, credit ratings, investor relations and media and advertising related services. The Group operates in one business segment thus information on business segmentation is omitted.

【Regional segmental information】

1st half - consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Japan	Asia	North America	Others	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss							
Sales							
(1) Outside customer	807	16,963	43,120	14,135	75,026	-	75,026
	(100)	(2,091)	(5,315)	(1,742)	(9,248)	(-)	(9,248)
(2) Inter segment or transfer	-	789	13	689	1,492	△ 1,492	-
	(-)	(97)	(2)	(85)	(184)	(△184)	(-)
Total	807	17,753	43,133	14,825	76,518	△ 1,492	75,026
	(100)	(2,188)	(5,317)	(1,827)	(9,432)	(△184)	(9,248)
Operating expenses	1,011	11,887	41,871	17,641	72,410	356	72,765
	(125)	(1,465)	(5,161)	(2,174)	(8,925)	(44)	(8,969)
Operating income (△ loss)	△ 204	5,866	1,262	△ 2,816	4,108	△ 1,847	2,261
	(△25)	(723)	(156)	(△347)	(506)	(△228)	(279)

Note
1 Location segments are based on geographical proximity.
2 Main countries or locations which do not belong to Japan:
(1) Asia ...... Hong Kong, China, Singapore and other locations.
(2) North America......U.S.A.
(3) Other locations...... .U.K. and other locations.

1st half - consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Japan	Asia	North America	Others	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss							
Sales							
(1) Outside customer	932	59,490	48,937	116	109,475	-	109,475
	(115)	(7,333)	(6,032)	(14)	(13,494)	(-)	(13,494)
(2) Inter segment or transfer	-	5,792	189	2,616	8,597	△ 8,597	-
	(-)	(714)	(23)	(322)	(1,060)	(△1,060)	(-)
Total	932	65,282	49,126	2,732	118,072	△ 8,597	109,475
	(115)	(8,047)	(6,055)	(337)	(14,554)	(△1,060)	(13,494)
Operating expenses	711	64,963	55,110	7,560	128,345	△ 7,817	120,528
	(88)	(8,007)	(6,793)	(932)	(15,820)	(△963)	(14,856)
Operating income (△ loss)	221	319	△ 5,985	△ 4,828	△ 10,273	△ 780	△ 11,053
	(27)	(39)	(△738)	(△595)	(△1,266)	(△96)	(△1,362)

Note
1 Location segments are based on geographical proximity.
2 Main countries or locations which do not belong to Japan:
(1) Asia ...... Hong Kong, China, Singapore and other locations.
(2) North America......U.S.A.
(3) Other locations...... U.K., British West Indies and other locations.

Consolidated fiscal year - prior year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Japan	Asia	North America	Others	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss Sales (1) Outside customer	1,366 (168)	84,982 (10,475)	84,824 (10,455)	3,791 (467)	174,963 (21,566)	- (-)	174,963 (21,566)
(2) Inter segment or transfer	- (-)	8,880 (1,095)	36 (4)	228 (28)	9,144 (1,127)	△ 9,144 (△1,127)	- (-)
Total	1,366 (168)	93,862 (11,569)	84,860 (10,460)	4,019 (495)	184,107 (22,693)	△ 9,144 (△1,127)	174,963 (21,566)
Operating expenses	1,533 (189)	67,997 (8,381)	84,559 (10,423)	26,414 (3,256)	180,502 (22,249)	△ 6,674 (△823)	173,829 (21,426)
Operating income (△ loss)	△ 167 (△21)	25,865 (3,188)	301 (37)	△ 22,395 (△2,760)	3,604 (444)	△ 2,470 (△304)	1,134 (140)

Note

1 Location segments are based on geographical proximity.

2 Main countries or locations which do not belong to Japan:

(1) Asia ...... Hong Kong, China, Singapore and other locations.

(2) North America......U.S.A.

(3) Other locations...... U.K., British West Indies and other locations.

【Overseas sales】

1st half - consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Asia	North America	Europe	Others	Total
I Oversea sale	25,722 (3,171)	35,149 (4,333)	10,234 (1,261)	1,063 (131)	72,169 (8,896)
II Consolidated sale	- (-)	- (-)	- (-)	- (-)	75,026 (9,248)
III Ratio of overseas sales which accounts for consolidated sale (%)	34.3%	46.9%	13.6%	1.4%	96.2%

Note

1 Location segments are based on the geographical proximity.

2 Main countries or locations which do not belong to Japan.:

(1)Asia ...... Hong Kong, China, Singapore and other locations.

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany, France and other locations.

(4)Other......Australia, South America and other locations.

3 Overseas sales are sales of the Company and consolidated subsidiaries recognized in countries or locations other than Japan.

1st half - consolidated fiscal period - current year (From January 1, 2007 to June 30, 2007)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Asia	North America	Europe	Others	Total
I Oversea sale	57,362 (7,070)	37,206 (4,586)	11,101 (1,368)	1,484 (183)	107,153 (13,208)
II Consolidated sale	- (-)	- (-)	- (-)	- (-)	109,475 (13,494)
III Ratio of overseas sales which accounts for consolidated sale (%)	52.4%	34.0%	10.1%	1.4%	97.9%

Note

1 Location segments are based on the geographical proximity.

2 Main countries or locations which do not belong to Japan.:

(1)Asia ...... Hong Kong, China, Singapore and other locations.

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and other locations.

(4)Other......Australia, South America and other locations.

3 Overseas sales are sales of the Company and consolidated subsidiaries recognized in countries or locations other than Japan.

Consolidated fiscal year – prior year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Asia	North America	Europe	Others	Total
I Oversea sale	74,430 (9,174)	73,608 (9,073)	19,631 (2,420)	1,889 (233)	169,558 (20,900)
II Consolidated sale	- (-)	- (-)	- (-)	- (-)	174,963 (21,566)
III Ratio of overseas sales which accounts for consolidated sale (%)	42.5%	42.1%	11.2%	1.1%	96.9%

Note

1 Location segments are based on the geographical proximity.

2 Main countries or locations which do not belong to Japan.:

(1)Asia ...... Hong Kong, China, Singapore and other locations.

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and other locations.

(4)Other......Australia, South America and other locations.

3 Overseas sales are sales of the Company and consolidated subsidiaries recognized in countries or locations other than Japan.

(Per share information)

(Unit: U.S. Dollars (Japanese Yen))

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
Net assets per Share	314.20 (38,728.29) Suspense account of share exchange included in share premium is excluded from the process of calculation of net assets per share.	425.02 (52,387.97)	326.93 (40,297.39)
Net income per share	2.38 (293.36)	90.93 (11,208.03)	12.23 (1,507.18)
Diluted net income per share	2.33 (287.20)	88.41 (10,897.42)	11.57 (1,426.73)

(Note) Basis of calculation for the net income and diluted net income per share

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Item	1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
Net income per share			
Net income for the period / year	2,012 (248)	89,427 (11,023)	10,760 (1,326)
Net income NOT attributed to ordinary shareholders	– (–)	– (–)	– (–)
Net income attributed to ordinary shares	2,012 (248)	89,427 (11,023)	10,760 (1,326)
Average number of ordinary shares during the period / year (shares)	846,593.87	983,440.66	880,001.21
Diluted net income per share			
Adjustment on net income for the period / year	– (–)	– (–)	– (–)
Number of ordinary shares to be increased (shares)	16,332.80	28,062.07	50,115.66
(increased by share subscription rights)	(16,332.80)	(28,062.07)	(50,115.66)
Overview of potential shares without dilutive effect excluded from the formula of diluted income per share for the period / year	2 types of share subscription rights (Number of shares to be issued upon exercise : 76,964 shares)	―――――	1 type of share subscription rights (Number of shares to be issued upon exercise : 114 shares)

(Significant subsequent events)

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
1. On August 1, 2006, Mergent, wholly-owned subsidiary of the Company, has completed acquisition of Praedea Solutions Inc. (1) Purpose of the acquisition The acquisition advances the Company's strategy of data collection process and enhancing ability to distribute financial data. (2) Outline of Praedea Solutions Inc. Address : New York, U.S.A. Amount of sales : USD 2,309 thousand (For the year ended December 31, 2005) Total assets : USD 1,705 thousand (For the year ended December 31, 2005) Business : Development of enterprise software for automated data extraction (3) Outline of the acquisition ① Method of acquisition Before the acquisition, all of the shares of Praedea Solutions Inc. were transferred to Praedea Acquisition Corporation, a newly established company. After that, Mergent acquired 100% of ordinary shares of Praedea Acquisition Corporation. Immediately following the acquisition, Praedea Acquisition Corporation changes its name to Mergent Data Technology, Inc. ② Acquisition cost and payment term Initial consideration of USD1,600 thousand was settled by cash and the Company's ordinary shares. The subsequent consideration to be determined based on the performance of Praedea Acquisition Corporation in 2006 and 2007 will be settled by cash and the Company's ordinary shares. ③ Name of Sellers Zhenco Holdings Limited ④ Date of acquisition August 1, 2006	1. On July 2, 2007, Xinhua Finance Media Limited, a subsidiary of the Company, has acquired control of Convey Advertising Company through the purchase of 100% of the shares of its holding company, namely, Good Speed Holdings Limited. (1) Purpose of the acquisition The acquisition expands Xinhua Finance Media Limited's outdoor advertising network to seven additional cities and includes significant high traffic and key transit routes linking mainland China with Hong Kong and Macau. (2) Outline of Convey Advertising Company Address: Hong Kong Sales of the group: USD 4,555 thousands (March 2007) Total assets of the group : USD 11,300 thousands (March 2007) Total net assets of the group : USD 5,500 thousands (March 2007) Business : outdoor advertising (3) Outline of the acquisition ① Method of acquisition Xinhua Finance Media Limited has acquired control of Convey Advertising Company through the purchase of 100% of the shares (50,000 shares) of its holding company Good Speed Holdings Limited. ② Acquisition cost and payment term Xinhua Finance Media Limited has made an initial cash payment of USD 33 million, and may make further payments in cash and Class A common shares of Xinhua Finance Media Limited depending on Convey Advertising Company's financial performance in 2007 and 2008, with limits of USD 113 million of total acquisition costs. ③ Name of Sellers Pariya Holding Limited ④ Date of acquisition July 2, 2007	1. On January 9, 2007, the Company has acquired entire remaining equity stake (80.1%) in Glass Lewis & Co., LLC and completed the entire acquisition. (1) Purpose of the acquisition The acquisition advances the Company to expand its business into the services helping investors make more informed investment and proxy voting decisions. (2) Outline of Glass Lewis & Co. Address : San Francisco, U.S.A. Sales : USD 5,600 thousands (December 2005) Total assets : USD 6,059 thousands (December 2005) Business : Investment research and global proxy advisory services for institutional investors (3) Outline of the acquisition ① Method of acquisition Purchased an initial 19.9% equity stake on August 9, 2006, and acquired the entire remaining equity stake 80.1% on January 9, 2007. ② Acquisition cost and payment term Consideration of equity stake of 80.1% is USD 38,095 thousands. USD 13,756 thousands was paid by cash and the remaining USD 24,339 thousands was paid by 43,975 common shares of the Company. The number of shares was calculated based on the average market price of the Company's common shares during 15 trading days ending December 29, 2006 on the Tokyo Stock Exchange. ③ Name of Sellers Mr. Gregory P. Taxin Mr. Kevin J. Cameron Rustic Canyon Ventures SBIC, LP Abigail E. Disney Living Trust Susan Disney Lord Living Trust Shamrock Estates Limited LLC Ojibawa Investment Partners ④ Date of acquisition January 9, 2007

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
2. On August 1, 2006, Beijing Taide Advertising Company Ltd., a wholly-owned subsidiary of the Company, has acquired a 51% shareholding in Shanghai Hyperlink Market Research Co. Ltd. ("Hyperlink"). (1) Purpose of the acquisition The acquisition advances the Company's strategy of leveraging the value of its existing content offerings and enhancing distribution and financial markets communications capabilities across China. (2) Outline of Hyperlink: Address : Unit B-123, No. 1 Hexiang Road, Baihe Town, Qingpu District, Shanghai, PRC Amount of sales:USD 2,500 thousand (for the year ended December 31, 2005) Total assets: USD 1,100 thousand (as of December 31, 2005) Business: Market research (3)Outline of the transaction ① Method of acquisition Beijing Taide Advertising Company Ltd., a wholly-owned subsidiary of the Company, acquired a 51% shareholding in Hyperlink. ② Acquisition cost and payment method Initial consideration of USD 2,500 thousand was settled by cash in June 2006. The subsequent consideration to be determined based on the performance of Hyperlink in 2006 and 2007 will be settled in cash, up to a maximum amount in USD 3,620 thousand. The Company will also provide capital of USD 300 thousand to Hyperlink. ③ Name of Seller Xie Wei Lu Qing Yong Win Jei Ching Yang Jing Shi Hui Pang Lu Yang Wei Dong ④ Date of acquisition August 1, 2006	2. On August 23, 2007, Xinhua Finance Media Limited ("XFMedia"), a subsidiary of the Company, has acquired a 70% interest in Small World Television, Ltd. ("SWTL") and Small World Television, LLC ("SWLLC") (1) Purpose of the acquisition The acquisition strengthens XFMedia's television programming and production consulting capabilities. (2) Outline of Small World Television, LLC Address: 1632 Pine Street, Philadelphia, PA 19103, USA Total assets: USD447,389 (unaudited as of December 31, 2006) Total net assets: USD447,389 (unaudited as of December 31, 2006) Business: Television programming and consulting company (3) Outline of the acquisition ① Method of acquisition XFMedia has purchased 70% of the membership interests of SWLLC and contributed these interests to SWTL while the seller has contributed his 30% membership interest in SWLLC in exchange for 30% of the shares of SWTL, so that SWLLC has become a wholly-owned subsidiary of SWTL and XFMedia owns 70% of the total issued and outstanding shares of SWTL on the closing date. ② Acquisition cost and payment term Cash payment of USD 5 million and 546,248 Class A common shares of XFMedia were issued to the seller within 5 days from the closing date. ③ Name of Seller Jonathan Goodman ④ Date of acquisition August 23, 2007	2. On January 3, 2007, the Company's subsidiary, Mergent Inc. completed the acquisition of Kinetics Information Systems Services Limited. (1) Purpose of the acquisition The acquisition advances the Company's strategy of providing real time index calculation services. (2) Outline of Kinetics Information Systems Services Limited Address : London, England Sales : GBP 955 thousands Total Assets : GBP 392 thousands Business : providing real time index calculation services and portfolio index analysis. (3) Outline of the acquisition ① Method of acquisition Acquired ordinary shares 100% (106,383shares) of Kinetics Information Systems Services Limited ② Acquisition costs and payment terms GBP 4,000 thousands of consideration settled by cash. GBP 1,000 thousands paid into escrow. GBP 500 thousands to be released to sellers on December 31 2007 if certain key employees remain employed by Kinetics. Up to GBP 500 thousands to be released to sellers on December 31, 2007 if certain key customers have not terminated their contracts. ③ Name of Sellers David J. Goodman Keith R. Frewin, Gavin Casey Lesley Casey Dawnay Bay Corporate Finance Limited Beverley Goodman The Estate of Sir Michael Richardson ④ Date of acquisition January 3, 2007

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
3. The Company entered into a credit facility agreement on August 8, 2006. (1) Lender: ABN AMRO Bank N.V., HK branch General Electric Capital Corporation Mizuho Corporate Bank, HK branch (2) Facility amount: USD 70,000 thousand (3) Interest rate: 3-month USD LIBOR plus applicable margin, which shall be fixed at 2.75% for the first 12 months and thereafter ranging from 2.25% to 2.75% depending on different debt to EBITDA level. (4) Use of proceeds: For working capital and acquisition activities (5) Maturity date: 5 years after the borrowing date (6) Pledges: Pledge over all of the shares of and any intercompany loans to certain subsidiaries of the Company as guarantors and any new material subsidiaries arising from acquisitions, together with joint and several cross-guarantees from the guarantors	3. On August 31, 2007, the Board of Directors resolved that the Company would issue shares as follows: (1) Outline of issuance The Company determined to issue restricted shares to certain directors, officers and employees of the Group under the Company's Share Option Plan. (2) Class of share common stock (3) Number of shares Up to a maximum of 27,000 shares (4) Issue price per share Par value of HKD20. The shares will be issued as part of compensation to the entitled directors, officers and employees of the Group and the entitled directors, officers and employees will not pay the issue price of the granted shares in cash. (5) Issue price in total Up to a maximum of HKD 540,000. (6) Amount to be credited to share capital HKD 20 per share (7) Schedule of issuance Up to 10,753 shares will be issued in three separate tranches at the end of 2007, 2008 and 2009 and up to 16,247 shares have been set aside for issuance from time to time.	3. The Company's subsidiary, Xinhua Finance Media Limited, filed the registration form for the initial public offering on the Nasdaq Global Market in the United States. The registration statement was declared effective on March 8, 2007 and the listing of shares commenced on March 9, 2007. This is an initial public offering of American depositary shares (ADS) and the three selling shareholders other than the Company are offering an additional ADSs. Each ADS represents two common shares. (1) Number of shares To be issued: 17,307,923 ADSs represent 34,615,846 A Common Shares To be sold: 5,769,000 ADSs represent 11,538,000 A Common Shares (2) Offering price and Sales price: USD13.00 per ADS USD 299,999,999 in total (3) Underwriting discounts and commissions: USD0.91 per ADS USD21,000,000 in total (4) Proceeds to Xinhua Finance Media, before expenses USD12.09 per ADS USD209,252,789 in total (5) Proceeds to the selling shareholders, before expenses USD12.09 per ADS USD69,747,210 in total (6) Amount to be capitalized as the Share capital USD 34,615.85 (7) Due date of payment March 13, 2007 (8) Purpose for fund (1) Approximately $50 million to repay certain outstanding indebtedness to parent company and Xinhua Financial Network Limited. (2) An undetermined amount for strategic acquisitions of complementary businesses. (3) The balance to fund working capital and for other general corporate purposes.

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
4.On August 9, 2006, the Company has acquired a 19.9% shareholding in Glass Lewis & Co., LLC. ("GL"). (1) Purpose of the acquisition To expand into the business of providing proxy advisory and voting services for institutional investors. (2) Outline of GL: Main office : San Francisco, U.S.A. Amount of sales : USD 5,600 thousand (for the year ended December 31, 2005) Total assets: USD 6,059 thousand (as of December 31, 2005) Business: Advisory and voting services, and investment research for institutional investors (3) Outline of the transaction ① Method of acquisition At the first closing, XFL acquired 19.9% interest in GL. At the second closing, subject to GL meeting certain conditions, a wholly owned subsidiary of the Company will be merged with and into GL with GL as the surviving entity. The Company will then hold 100% of interest in the surviving entity after this group reorganization. ② Acquisition cost and payment method Initial consideration of USD 8,955 thousand was settled by cash on August 9, 2006. The Company will purchase the entire remaining equity interests of GL from its shareholders in 2007 subject to GL meeting certain financial targets in 2006 and meeting other conditions, for a further payment of USD 36,045 thousand, to be paid, at the Company's election, either all in cash or in a combination of cash and the Company's shares, with no more than USD 22,500 thousand to be paid in shares.		

1st half - Consolidated fiscal period - prior year (From January 1, 2006 to June 30, 2006)	1st half - Consolidated fiscal period -current year (From January 1, 2007 to June 30, 2007)	Consolidated fiscal year -prior year (From January 1, 2006 to December 31, 2006)
③ Name of Seller Gregory P. Taxin Kevin J. Cameron Lawrence M. Howell Rustic Canyon Ventures SBIC, LP Acorn Partners Ojibawa Investment Partners Certain employees of GL ④ Date of acquisition August 9, 2006		

(2) 1st half Financial Statements

①1st half balance sheets

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Item	Note	2nd quarter - prior year (As of June 30, 2006) Amount	(%)	2nd quarter - current year (As of June 30, 2007) Amount	(%	Fiscal year - prior year (As of December 31, 2006) Amount	(%)
(Assets)							
I Current assets							
Cash and bank balances		5 (1)		5,227 (644)		144 (18)	
Short-term loan		- (-)		3,895 (480)		3,587 (442)	
Loan receivables from related companies		565 (70)		10,000 (1,233)		48 (6)	
Other receivables	※4	154,750 (19,075)		18 (2)		233,437 (28,773)	
Others	※4	5 (1)		566 (70)		19 (2)	
Total current assets		155,326 (19,145)	43.0	19,707 (2,429)	4.1	237,236 (29,242)	51.1
II Non-current assets							
Investments and other assets							
Investment in subsidiaries	※2	200,619 (24,728)		450,349 (55,510)		210,324 (25,925)	
Securities assets		3,587 (442)		- (-)		10,512 (1,296)	
Loan receivables from related companies		1,849 (228)		2,414 (298)		2,414 (298)	
Total investments and other assets		206,055 (25,398)	57.0	452,763 (55,808)	95.1	223,250 (27,518)	48.1
Total non-current assets		206,055 (25,398)	57.0	452,763 (55,808)	95.1	223,250 (27,518)	48.1
III Deferred assets							
Bond issuance cost		- (-)		3,402 (419)		3,721 (459)	
Total deferred assets		- (-)	-	3,402 (419)	0.8	3,721 (459)	0.8
Total assets		361,380 (44,544)	100.0	475,871 (58,656)	100.0	464,206 (57,218)	100.0

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Item	Note	2nd quarter - prior year (As of June 30, 2006) Amount	(%)	2nd quarter - current year (As of June 30, 2007) Amount	(%)	Fiscal year - prior year (As of December 31, 2006) Amount	(%)
(Liabilities)							
I Current liabilities							
Other payables	※4	1,308 (161)		733 (90)		575 (71)	
Short-term borrowing	※6	17,600 (2,169)		- (-)		- (-)	
Accrued expenses		86 (11)		777 (96)		1,096 (135)	
Payables to shareholders	※1	6,795 (838)		6,758 (833)		35,871 (4,421)	
Provision for directors' bonus		- (-)		679 (84)		1,228 (151)	
Others		- (-)		5,435 (670)		- (-)	
Total current liabilities		25,790 (3,179)	7.1	14,382 (1,773)	3.0	38,770 (4,779)	8.4
II Non-current liabilities							
Bond		- (-)		99,169 (12,224)		99,073 (12,212)	
Long-term other payables	※1	16,846 (2,076)		39,885 (4,916)		38,311 (4,722)	
Total non-current liabilities		16,846 (2,076)	4.7	139,054 (17,140)	29.2	137,384 (16,934)	29.6
Total liabilities		42,636 (5,255)	11.8	153,435 (18,912)	32.2	176,154 (21,713)	38.0
(Net assets)							
I Shareholders' equity							
Share capital		2,284 (282)	0.6	2,602 (321)	0.6	2,389 (294)	0.5
Capital surplus							
Share premium		287,363 (35,420)		348,757 (42,988)		302,191 (37,248)	
Other capital surplus							
Suspense account of share exchange	※3	40,631 (5,008)		- (-)		- (-)	
Total capital surplus		327,994 (40,429)	90.8	348,757 (42,988)	73.3	302,191 (37,248)	65.1
Earned surplus							
Other earned surplus							
Earned surplus carried forward		△ 11,534 (△ 1,422)		△ 20,037 (△ 2,470)		△ 16,542 (△ 2,039)	
Total earned surplus		△ 11,534 (△ 1,422)	△ 3.2	△ 20,037 (△ 2,470)	△ 4.2	△ 16,542 (△ 2,039)	△ 3.6
Total shareholders' equity		318,744 (39,288)	88.2	331,323 (40,839)	69.6	288,038 (35,504)	62.0
II Valuation and translation adjustments							
Deferred gains / losses (△) on hedges		- (-)		612 (75)		- (-)	
Foreign currency translation adjustments	※5	- (-)		△ 9,518 (△ 1,173)		- (-)	
Total valuation and translation adjustments		- (-)	-	△ 8,907 (△ 1,098)	△ 1.8	- (-)	-
III Share subscription rights		(-) (-)	-	20 (2)	0.0	15 (2)	0.0
Total net assets		318,744 (39,288)	88.2	322,436 (39,743)	67.8	288,053 (35,505)	62.0
Total liabilities and net assets		361,380 (44,544)	100.0	475,871 (58,656)	100.0	464,206 (57,218)	100.0

②1st half income statements

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

Item	Note	2nd quarter -prior year (From January 1, 2006 to June 30, 2006) Amount		(%)	2nd quarter -current year (From January 1, 2007 to June 30, 2007) Amount		(%)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006) Amount		(%)
I Turnover	※1		6,067 (748)	100.0		2,330 (287)	100.0		9,371 (1,155)	100.0
II Cost of sales										
Group service expenses	※1	3,575 (441)			3,151 (388)			5,709 (704)		
Commissions and service fees		1,050 (129)	4,625 (570)	76.2	- (-)	3,151 (388)	135.2	1,050 (129)	6,759 (833)	72.1
Gross profit / loss (△)			1,442 (178)	23.8		△ 821 (△ 101)	△ 35.2		2,612 (322)	27.9
III Selling, general and administrative expenses										
Directors? emoluments		1,148 (141)			942 (116)			1,026 (126)		
Salaries		334 (41)			402 (50)			560 (69)		
Commissions, fees and charges		830 (102)			1,070 (132)			2,600 (320)		
Provision for directors' bonus		- (-)	2,312 (285)	38.1	679 (84)	3,093 (381)	132.8	1,228 (151)	5,414 (667)	57.8
Operating loss			△ 870 (△ 107)	△ 14.3		△ 3,914 (△ 482)	△ 168.0		△ 2,802 (△ 345)	△ 29.9
IV Non-operating income										
Interest income	※1	48 (6)			577 (71)			97 (12)		
foreign exchange gains		- (-)	48 (6)	0.8	3,472 (428)	4,049 (499)	173.8	- (-)	97 (12)	1.0
V Non-operating expenses										
Interest expenses		86 (11)			- (-)			997 (123)		
Interest expenses for bond		- (-)			3,235 (399)			1,128 (139)		
Share issuance related expenses	※2	103 (13)			- (-)			103 (13)		
Commissions, fees and charges		- (-)			- (-)			958 (118)		
Others		- (-)	189 (23)	3.2	395 (49)	3,630 (447)	155.8	128 (16)	3,314 (409)	35.3
Ordinary loss			△ 1,012 (△ 125)	△ 16.7		△ 3,495 (△ 431)	△ 150.0		△ 6,019 (△ 742)	△ 64.2
Loss before income taxes			△ 1,012 (△ 125)	△ 16.7		△ 3,495 (△ 431)	△ 150.0		△ 6,019 (△ 742)	△ 64.2
Income taxes (current)		- (-)			- (-)			- (-)		
Income taxes (deferred)		- (-)	- (-)	-	- (-)	- (-)	-	- (-)	- (-)	-
Net loss for the period / year			△ 1,012 (△ 125)	△ 16.7		△ 3,495 (△ 431)	△ 150.0		△ 6,019 (△ 742)	△ 64.2

③1st half statements of changes in net assets

1st half –prior year (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Shareholders' equity							
		Capital surplus			Retained earnings			
	Share capital	Share premium	Other capital surplus Suspense account of share exchange	Total capital surplus	Retained earnings -other than legal reserve Earned surplus carried forward	Total retained earnings	Total shareholders' equity	Total net assets
Beginning balance at Jan 1, 2006	2,091 (258)	258,620 (31,877)	30,431 (3,751)	289,051 (35,628)	△ 10,523 (△ 1,297)	△ 10,523 (△ 1,297)	280,619 (34,589)	280,619 (34,589)
Changes of items during the period								
Issuance of new shares	13 (2)	1,447 (178)	- (-)	1,447 (178)	- (-)	- (-)	1,459 (180)	1,459 (180)
Share premium increased upon share exchange	180 (22)	16,353 (2,016)	21,143 (2,606)	37,497 (4,622)	- (-)	- (-)	37,677 (4,644)	37,677 (4,644)
Settlement of suspense account of share exchange by issuance of new shares	- (-)	10,943 (1,349)	△ 10,943 (△ 1,349)	- (-)	- (-)	- (-)	- (-)	- (-)
Net loss for the period	- (-)	- (-)	- (-)	- (-)	△ 1,012 (△ 125)	△ 1,012 (△ 125)	△ 1,012 (△ 125)	△ 1,012 (△ 125)
Total changes during the period	193 (24)	28,743 (3,543)	10,200 (1,257)	38,943 (4,800)	△ 1,012 (△ 125)	△ 1,012 (△ 125)	38,125 (4,699)	38,125 (4,699)
Ending balance at Jun 30, 2006	2,284 (282)	287,363 (35,420)	40,631 (5,008)	327,994 (40,429)	△ 11,534 (△ 1,422)	△ 11,534 (△ 1,422)	318,744 (39,288)	318,744 (39,288)

1st half -current year (From January 1, 2007 to June 30, 2007)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

	Shareholders' equity					
	Share capital	Capital surplus		Retained earnings		Total shareholders' equity
		Share premium	Total capital surplus	Retained earnings-other than legal reserve Earned surplus carried forward	Total retained earnings	
Beginning balance at Jan 1, 2007	2,389 (294)	302,191 (37,248)	302,191 (37,248)	△ 16,542 (△ 2,039)	△ 16,542 (△ 2,039)	288,038 (35,504)
Changes of items during the period						
Issuance of new shares	3 (0)	556 (69)	556 (69)	- (-)	- (-)	559 (69)
Increased upon share exchange	210 (26)	46,010 (5,671)	46,010 (5,671)	- (-)	- (-)	46,221 (5,697)
Net income for the period	- (-)	- (-)	- (-)	△ 3,495 (△ 431)	△ 3,495 (△ 431)	△ 3,495 (△ 431)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)
Total changes during the period	214 (26)	46,566 (5,740)	46,566 (5,740)	△ 3,495 (△ 431)	△ 3,495 (△ 431)	43,285 (5,335)
Ending balance at June 30, 2007	2,602 (321)	348,757 (42,988)	348,757 (42,988)	△ 20,037 (△ 2,470)	△ 20,037 (△ 2,470)	331,323 (40,839)

	Valuation and translation adjustments			Share subscription rights	Total net assets
	Deferred gains / losses (△) on hedges	Foreign currency translation adjustment	Total valuation and translation adjustments		
Beginning balance at Jan 1, 2007	- (-)	- (-)	- (-)	15 (2)	288,053 (35,505)
Changes of items during the period					
Issuance of new shares	- (-)	- (-)	- (-)	- (-)	559 (69)
Increased upon share exchange	- (-)	- (-)	- (-)	- (-)	46,221 (5,697)
Net income for the period	- (-)	- (-)	- (-)	- (-)	△ 3,495 (△ 431)
Net changes of items other than shareholders' equity	612 (75)	△ 9,518 (△ 1,173)	△ 8,907 (△ 1,098)	5 (1)	△ 8,901 (△ 1,097)
Total changes during the period	612 (75)	△ 9,518 (△ 1,173)	△ 8,907 (△ 1,098)	5 (1)	34,384 (4,238)
Ending balance at June 30, 2007	612 (75)	△ 9,518 (△ 1,173)	△ 8,907 (△ 1,098)	20 (2)	322,436 (39,743)

Fiscal year - prior year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Millons of Japanese Yen))

	Shareholders' equity							Share subscription rights	Total net assets
	Share capital	Capital surplus			Retained earnings		Total shareholders' equity		
		Share premium	Other capital surplus Suspense account of share exchange	Total capital surplus	Retained earnings -other than legal reserve Earned surplus carried forward	Total retained earnings			
Beginning balance at Jan 1, 2006	2,091 (258)	258,620 (31,877)	30,431 (3,751)	289,051 (35,628)	△ 10,523 (△ 1,297)	△ 10,523 (△ 1,297)	280,619 (34,589)	- (-)	280,619 (34,589)
Changes of items during the year									
Issuance of new shares	82 (10)	2,267 (279)	- (-)	2,267 (279)	- (-)	- (-)	2,349 (290)	- (-)	2,349 (290)
Share-based payment	48 (6)	6,312 (778)	- (-)	6,312 (778)	- (-)	- (-)	6,361 (784)	- (-)	6,361 (784)
Share premium increased upon share exchange	167 (21)	22,480 (2,771)	25,608 (3,156)	48,088 (5,927)	- (-)	- (-)	48,256 (5,948)	- (-)	48,256 (5,948)
Settlement of suspense account of share exchange by issuance of new shares	- (-)	12,512 (1,542)	△ 12,512 (△ 1,542)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)
Effect of change in accounting policy	- (-)	- (-)	△ 43,527 (△ 5,365)	△ 43,527 (△ 5,365)	- (-)	- (-)	△ 43,527 (△ 5,365)	- (-)	△ 43,527 (△ 5,365)
Net loss for the year	- (-)	- (-)	- (-)	- (-)	△ 6,019 (△ 742)	△ 6,019 (△ 742)	△ 6,019 (△ 742)	- (-)	△ 6,019 (△ 742)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	15 (2)	15 (2)
Total changes during the year	298 (37)	43,571 (5,371)	△ 30,431 (△ 3,751)	13,140 (1,620)	△ 6,019 (△ 742)	△ 6,019 (△ 742)	7,419 (914)	15 (2)	7,433 (916)
Ending balance at Dec 31, 2006	2,389 (294)	302,191 (37,248)	- (-)	302,191 (37,248)	△ 16,542 (△ 2,039)	△ 16,542 (△ 2,039)	288,038 (35,504)	15 (2)	288,053 (35,505)

Basis of presenting the 1st half financial statements

Item	1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
1 Valuation basis and method for assets	(1) Securities (a) Investment in subsidiaries Cost method based on the moving-average cost method is applied. (b) Available-for sale securities -With fair value Fair value method base on the fair value information, such as market information, at the 1st half balance sheet date is applied. (Unrealized gain or loss is accounted for as a net asset item, and costs of sales are based on the moving-average method is applied.) -With no fair value Cost method based on the moving-average method is applied.	(1) Securities (a) Investment in subsidiaries Same as on the left. (b) Available-for sale securities -With fair value Same as on the left. -With no fair value Same as on the left.	(1) Securities (a) Investment in subsidiaries Same as on the left. (b) Available-for sale securities -With fair value Fair value method base on the fair value information, such as market information, at the year ended balance sheet date is applied. (Unrealized gain or loss is accounted for as a net asset item, and costs of sales are based on the moving-average method.) -With no fair value Cost method based on the moving-average method is applied.
2 Deferred assets	―――	(1) Bond issuance cost Bond issuance cost is amortized by the straight-line method over redemption period.	(1) Bond issuance cost Same as on the left.
3 Allowance, reserve and provision	(1) Allowance for doubtful accounts The allowance has been determined by evaluation of respective potential losses in the receivables outstanding. ―――	(1) Allowance for doubtful accounts Same as on the left. (2) Provision for directors' bonus Provision for directors' bonus is provided for payment of bonuses to directors based on the estimated amount applicable to the fiscal period.	(1) Allowance for doubtful accounts Same as on the left. (2) Provision for directors' bonus Provision for directors' bonus is provided for payment of bonuses to directors based on the estimated amount applicable to the fiscal year.
4 Hedge accounting	―――	(1) Policy for hedge accounting -Deferral method is applied. (2) Hedging instruments and hedged items Hedging instruments: -Cross currency swap Hedged items: -Corporate bonds denominated in foreign currencies (3) Hedging policy -In order to manage the interest risk and currency risk, debts are hedged to the extent of the amount of the items to be hedged. (4) Effectiveness testing of hedging -Effectiveness of the hedge should be demonstrated under effectiveness test by comparing the ratio of volatility of hedged item and cumulative change in fair value of the hedging instrument.	―――

Item	1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
5 Other significant items for the preparation of the (1st half) financial statements	Conversion of dollars into yen In accordance with the Article 77 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=123.26, from the Tokyo Foreign Exchange Market as of June 29, 2007. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Conversion of dollars into yen Same as on the left.	Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=123.26, from the Tokyo Foreign Exchange Market as of June 29, 2007. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

Item	1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
	――――	Translation of XFL's functional currency into reporting currency XFL, as a foreign company, adopts Chinese Yuan as functional currency while U.S.dollar is adopted as reporting currency. Translation into reporting currency for preparation of financial statements is based on the Article 21 of International Financial Accounting Standards. Monetary assets and liabilities are translated at the rate of the closing date while non-monetary assets and liabilities are translated at the rate of the transaction date. All revenue and expense accounts are translated at the rate of the transaction date, and differences arising from such translation are shown as "Foreign currency translation adjustments" in net assets.	――――

Change in accounting policy

1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
(Presentation of net assets in the balance sheet) Effective from 1st half disclosure, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet" (Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation is USD 318,744 thousand (JPY 39,288 million). For the change of Interim Financial Statements Rules, net assets in the1st half balance sheet is presented in accordance with the revised Interim Financial Statements Rules. (Accounting Standard for Share-based Payment) Effective from 1st half disclosure, the Company adopted "Accounting Standard for Share-based Payment" (Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (Guidance No. 11, announced by Accounting Standard Board of Japan on May 31, 2006). The adoption of new accounting standard had no effect on the income statement.	――――	(Presentation of net assets in the balance sheet) Effective from this year, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet" (Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation is USD 288,038 thousand (JPY 35,504 million). For the change of Financial Statements Rules, net assets in the balance sheet is presented in accordance with the revised Financial Statements Rules. (Accounting Standard for Share-based Payment) Effective from the year end disclosure, the Company adopted "Accounting Standard for Share-based Payment" (Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (Guidance No. 11, announced by Accounting Standard Board of Japan on May 31, 2006). The effect of this change is to decrease operating income and increase ordinary loss and loss before income taxes by USD 15 thousand (JPY 2 million) for the year ended December 31, 2006, respectively.

1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
	(Suspense account of share exchange) Until previous periods, the Company recognized the suspense account of share exchange in the net assets as share premium. In accordance with the ASBJ Guidance No., 10 issued on October 31, 2003 Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures ("Business Combination Accounting Standards"), unissued shares for acquisition of its subsidiaries should be treated as liability at the point of determination of the quantity. The Company adopts this concept and recognized in the liabilities as other payables at the previous year end. The suspense account of share exchange which had been included in other capital surplus in accordance with the accounting treatment under the International Financial Reporting Standards ("IFRS") is recognized as other payables in the liabilities due to change in the accounting treatment under IFRS. The effect of this change is to decrease other capital surplus by USD 29,929 thousand (JPY 3,689 million) and to increase payable to shareholders and long-term other payable by USD 5,941 thousand (JPY 732million) and USD 23,988 thousand (JPY 2,957million), respectively.	(Suspense account of share exchange) Until previous years, the Company recognized the suspense account of share exchange in the net assets as share premium. In accordance with the ASBJ Guidance No. 10 issued on October 31, 2003 Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures ("Business Combination Accounting Standards"), unissued shares for acquisition of its subsidiaries should be treated as liability at the point of determination of the quantity. The Company adopts this concept and recognized in the liabilities as other payables at the current year end. The suspense account of share exchange which had been included in other capital surplus in accordance with the accounting treatment under the International Financial Reporting Standards ("IFRS") is recognized as other payables in the liabilities due to change in the accounting treatment under IFRS. The effect of this change is to decrease other capital surplus by USD 43,527 thousand (JPY 5,365 million) and to increase payable to shareholders and long-term other payable by USD 20,747 thousand (JPY 2,557 million) and USD 22,780 thousand (JPY 2,808 million), respectively. This change in accounting policy was adopted in the second half of the period. Therefore, the Company still recognized the previous accounting policy in the semi-annual consolidated financial statements as at June 30, 2006. As a result, the impact of this change in the accounting after the six-month period ended was to decrease share premium by USD 40,631 thousand (JPY 5,008 million) and to increase other payables and long term other payables by USD 17,852 thousand (JPY 2,200 million) and USD 22,780 thousand (JPY 2,808 million), respectively.

Additional information

1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
―――――	(Change in functional currency) Effective January 1, 2007, XFL changes its funtional currency from U.S. dollar into Chinese Yuan due to a geographic change of the primary economic environment of the Company. Upon preparation of financial statements, XFL's account are translated into U.S. dollar, the reporting currency.	―――――

Footnote Information

(1st half balance sheets)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half - prior year (As of June 30, 2006)	1st half - current year (As of June 30, 2007)	Fiscal year -prior year (As of December 31, 2006)
※1 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd. and Xinhua Finance Advertising Limited. The consideration for the acquisition of shares of the companies could fluctuate since the final payments are based on the future operating results of the respective company.	※1 Payables to shareholders and long-term other payables include part of the consideration for the acquisition of shares of certain subsidiaries. The consideration for the acquisition of shares of the companies includes the Company's shares to be issued to sellers and could fluctuate since the final payments are based on the future operating results of the respective company.	※1 Same as on the left.
※2 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd. and Xinhua Finance Advertising Limited could fluctuate since the final payments are based on the future operating results of the respective company.	※2 The consideration for the acquisition of shares of some subsidiaries could fluctuate since the final payments are based on the future operating results of the respective company.	※2 Same as on the left.
※3 The Company acquired shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc., Washington Analysis Corporation, Beijing Century Media Culture Co., Ltd., Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. through share exchange contracts which they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas the acquisition costs of the subsidiaries are included in share premium.	※3 ______	※3 ______
※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 154,750 (19,075) Current liabilities Other payables 312 (38)	※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 18 (2) Other current assets 381 (47) Current liabilities Other payables 312 (38)	※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 233,437 (28,773) Current liabilities Other payables 312 (38)
※5 ______	※5 This account represents the difference arising on the translation of functional currency into reporting currency.	※5 ______

1st half - prior year (As of June 30, 2006)	1st half - current year (As of June 30, 2007)	Fiscal year -prior year (As of December 31, 2006)
※6 The Company has a line of credit agreement with bank. The amount of the line of credit and the balance outstanding under the agreement at June 30, 2006 is as follows: Total amount of the line of credit 30,000 (3,698) Outstanding balance 17,600 (2,169) Remaining amount of the line of credit 12,400 (1,528) ※1-6 notes correspond with ※1-6 as denoted in the balance sheets.	※6 ____________________ Same as on the left.	※6 ____________________ Same as on the left.

(1st half income statements)

(Unit: Thousands of U.S. Dollars (Millions of Japanese Yen))

1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
※1 Transactions with related companies are as follows: Turnover 2,480 (306) Cost of sales 3,575 (441) Interest income 48 (6) ※2 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost". ※1-2 notes correspond with ※1-2 as denoted in the income statement.	※1 Transactions with related companies are as follows: Turnover 2,330 (287) Cost of sales 3,151 (388) Interest income 333 (41) ※2 ____________________ Same as on the left.	※1 Transactions with related companies are as follows: Turnover 5,784 (713) Cost of sales 5,709 (704) Interest income 97 (12) ※2 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost". Same as on the left.

(1st half statements of changes in net assets)

1st half - prior year (From January 1, 2006 to June 30, 2006)

Types and numbers of treasury shares
The Company did not repurchase or hold any treasury shares during the period.

1st half - current year (From January 1, 2007 to June 30, 2007)

Types and numbers of treasury shares
The Company did not repurchase or hold any treasury shares during the period.

Fiscal year - prior year (From January 1, 2006 to December 31, 2006)

Types and numbers of treasury shares
The Company did not repurchase or hold any treasury shares during the year.

(Lease transaction)

For the six months ended June 30, 2006 and 2007, and for the year ended December 31, 2006

The Company has no lease transactions, thus none applicable.

(Securities)

For the six months ended June 30, 2006 and 2007, and for the year ended December 31, 2006

For the periods, investment in subsidiaries by the Company was unlisted and thus had no market value.

(Per Share Information)

For the six months ended June 30, 2006 and 2007, and for the year ended December 31, 2006

Since the Group prepares the 1st half consolidated financial statement, per share information of the Company is omitted.

(Significant subsequent events)

1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
1. The Company entered into a credit facility agreement on August 8, 2006. (1) Lender: ABN AMRO Bank N.V., HK branch General Electric Capital Corporation Mizuho Corporate Bank, HK branch (2) Facility amount: USD 70,000 thousand (3) Interest rate: 3-month USD LIBOR plus applicable margin, which shall be fixed at 2.75% for the first 12 months and thereafter ranging from 2.25% to 2.75% depending on different debt to EBITDA level. (4) Use of proceeds: For working capital and acquisition activities (5) Maturity date: 5 years after the borrowing date (6) Pledges: Pledge over all of the shares of and any intercompany loans to certain subsidiaries of the Company as guarantors and any new material subsidiaries arising from acquisitions, together with joint and several cross-guarantees from the guarantors	1. On August 31, 2007, the Board of Directors resolved that the Company would issue shares as follows: (1) Outline of issuance The Company determined to issue restricted shares to certain directors, officers and employees of the Group under the Company's Share Option Plan. (2) Class of share common stock (3) Number of shares Up to a maximum of 27,000 shares (4) Issue price per share Par value of HKD20. The shares will be issued as part of compensation to the entitled directors, officers and employees of the Group and the entitled directors, officers and employees will not pay the issue price of the granted shares in cash. (5) Issue price in total Up to a maximum of HKD 540,000. (6) Amount to be credited to share capital HKD 20 per share (7) Schedule of issuance Up to 10,753 shares will be issued in three separate tranches at the end of 2007, 2008 and 2009 and up to 16,247 shares have been set aside for issuance from time to time.	On January 9 2007, the Company has acquired entire remaining equity stake in Glass Lewis & Co., LLC and completed the entire acquisition. (1) Purpose of the acquisition The acquisition advances the Company to expand its business into the services helping investors make more informed investment and proxy voting decisions. (2) Outline of Glass Lewis & Co. LLC Address : San Francisco, U.S.A. Sales : USD 5,600 thousands (December 2005) Total assets : USD 6,059 thousands (December 2005) Business : Investment research and global proxy advisory services for institutional investors (3) Outline of the acquisition ① Method of acquisition Purchased an initial 19.9% equity stake on 9 August, 2006, and acquired the entire remaining equity stake 80.1% on 9 January, 2007. ② Acquisition cost and payment term Consideration of equity stake of 80.1% is USD 38,095 thousand. USD 13,756 thousand was paid by cash and the remaining USD 24,339 thousand was paid by 43,975 common shares of the Company. The number of shares was calculated based on the average market price of the Company's common shares during 15 trading days ending December 29, 2006 at Tokyo Stock Exchange. ③ Name of Sellers Mr. Gregory P. Taxin Mr. Kevin J. Cameron Rustic Canyon Ventures SBIC, LP Abigail E. Disney Living Trust Susan Disney Lord Living Trust Shamrock Estates Limited LLC Ojibawa Investment Partners ④ Date of acquisition January 9, 2007

1st half -prior year (From January 1, 2006 to June 30, 2006)	1st half -current year (From January 1, 2007 to June 30, 2007)	Fiscal year -prior year (From January 1, 2006 to December 31, 2006)
2. On August 9, 2006, the Company has acquired a 19.9% shareholding in Glass Lewis & Co., LLC. ("GL"). (1) Purpose of the acquisition To expand into the business of providing proxy advisory and voting services for institutional investors. (2) Outline of GL: Main Office : San Francisco, USA Amount of sales : USD 5,600 thousand (for the year ended December 31, 2005) Total assets: USD 6,059 thousand (as of December 31, 2005) Business: Advisory and voting services, and investment research for institutional investors (3) Outline of the transaction ① Method of acquisition At the first closing, XFL acquired 19.9% interest in GL. At the second closing, subject to GL meeting certain conditions, a wholly owned subsidiary of the Company will be merged with and into GL with GL as the surviving entity. The Company will then hold 100% of interest in the surviving entity after the reorganization. ② Acquisition cost and payment method Initial consideration of USD 8,955 thousand was settled by cash on August 9, 2006. The Company will purchase the entire remaining equity interests of GL from its shareholders in 2007 subject to GL meeting certain financial targets in 2006 and meeting other conditions, for a further payment of USD 36,045 thousand, to be paid, at the Company's election, either all in cash or in a combination of cash and the Company's shares, with no more than USD 22,500 thousand to be paid in shares. ③ Name of Seller Gregory P. Taxin Kevin J. Cameron Lawrence M. Howell Rustic Canyon Ventures SBIC, LP Acorn Partners Ojibawa Investment Partners Certain employees of GL ④ Date of acquisition August 9, 2006	―――――――――	―――――――――

2 Other

Not applicable.

VII. TREND IN FOREIGN EXCHANGE RATES

Since the foreign exchange rate between JPY and USD is published in more that two Japanese daily newspapers, the information is omitted.

VIII. REFERENCE INFORMATION

Other Reference Information

We filed the following documents with the Kanto Local Finance Bureau during this semi-annual fiscal year of 2007 (from January 1, 2007 to the date of filing of this document).

(1) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on January 15, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(2) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 26, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(3) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 26, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(4) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 7, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(5) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 29, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 14 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(6) Annual Securities Report

Filed with the Director of the Kanto Local Finance Bureau on June 28, 2007 pursuant to the first clause of Article 24 of the Securities and Exchange Law.

PART II. INFORMATION ON THE GUARANTOR, ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.

新华财经
XINHUA FINANCE

RECEIVED
[illegible]

Xinhua Finance Limited Sells Glass, Lewis & Co., LLC to Ontario Teachers Pension Plan

SHANGHAI, October 6, 2007 – Xinhua Finance Limited ("XFL") (TSE Mothers: 9399) (OTC ADRs: XHFNY), China's premier financial information and media company, today announced that it has sold Glass, Lewis & Co., LLC ("Glass Lewis"), a leading investment research and global proxy advisory and voting services firm, to the Ontario Teachers Pension Plan.

XFL Chief Executive Officer Fredy Bush said, "While Glass Lewis has continued to build on its reputation as a leading provider of independent proxy research as part of XFL, both companies agreed that its business could best thrive under independent ownership outside the public markets. We believe this transaction is in the best interests of both XFL's shareholders as well as Glass Lewis' employees and clients, and provides the best environment for Glass Lewis to achieve a new level of success."

XFL purchased an initial 19.9% equity stake in Glass Lewis in August 2006 and then the entire remaining equity stake in January 2007.

End

新华财经
XINHUA FINANCE

Transaction Details:

1. Reason for the transfer of the subsidiary:
   The Company has made a strategic decision to exit the proxy research business, based on its belief that a proxy research business will best thrive under independent ownership outside the public markets.

2. Method of transfer:
   The Company has sold all the outstanding equity interests to the Purchaser.

3. Description of the subsidiary transferred:
   Trade name: Glass Lewis & Co., LLC.
   CEO: K.T. Rabin
   Address: One Sansome Street, Suite 3300, San Francisco, CA 94104
   Date of Incorporation: January 23, 2003
   Business: Proxy advisory and voting services, and investment research, for institutional investors
   Fiscal year: 31 December
   Number of Employees: approximately 70
   Offices: San Francisco, New York City, London, Denver and Tokyo

Fiscal year ended on:	**2006**
Operating revenue	US$ 8.176 million
Total assets	US$ 13.66million
Net assets	US$ 7.2 million

   (amounts are unaudited)

4. Schedule of transfer:
   Signing Sale and Purchase Agreement: October5, 2007 (US Eastern Standard Time)
   Closing: October 5, 2007 (US Eastern Standard Time)

5. Purchaser of the Shares: Ontario Teachers Pension Plan Board

新华财经
XINHUA FINANCE

6. Number of the Shares to be sold: 100% of the equity interests

7. Total sale price: US$46 million in cash

8. Expected impact on the consolidated results of the operations of the reporting company :
   The impact on the financial forecast for XFL for 2007 is yet to be determined, due to unpaid transaction costs, tax payable and other uncertainties. A further announcement will be made at a later date as necessary.

About Xinhua Finance Limited

Xinhua Finance Limited ("XFL") is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide.

For more information, please visit www.xinhuafinance.com.

Media Contact for XFL:

Robinson Lerer & Montgomery
Jim Badenhausen
+1-646-805-2006; JBadenhausen@rlmnet.com

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance Limited (TSE: 9399) names new ratings business head

SHANGHAI, October 11, 2007 — Xinhua Finance Limited ("XFL"; TSE: 9399; OTC ADRs: XHFNY), China's premier financial information and media services provider, today announced it has appointed Dr. Chen Chung-Hsing as head of its Ratings Service Line. He also takes a position as vice-chairman of Shanghai Far East Credit Rating ("SFE"), a Chinese credit ratings agency and an affiliated company of Xinhua Finance since 2005. Dr. Chen joins XFL from Bank of Overseas Chinese Leasing Co. in Taiwan where he was chairman and president. He has strong experience as a regulator, academician and senior executive at various leading financial institutions.

Photo link of Dr. Chen: http://www.xinhuafinance.com/assets/images/Dr-Chen/

Dr. Chen's expertise in ratings is evidenced by his establishment in 1997 of Taiwan Ratings Corporation (TRC), Taiwan's first ratings agency, now 51% controlled by Standard and Poor's, and in 2001 his pioneering effort as one of the founding members of the Asian Association of Credit Rating Agencies (ACRAA) . Within four years of their launch, TRC's ratings were recognized by 90% of the financial institutions in Taiwan and endorsed by related local government bureaus. Dr. Chen served as president and chief executive officer of TRC from founding until 2003. Following that, he worked in various senior executive positions at leading financial conglomerate Fuhwa, including president of its financial consulting group, chairman of its asset management company and president of its commercial bank. In 2005, he joined the Bank of Overseas Chinese Leasing.

In his new roles, Dr. Chen will be responsible for strengthening Xinhua Finance's capabilities in providing ratings assessments and opinions on Chinese companies and sectors to financial institutions. Dr. Chen possesses extensive expertise in the financial services sector, particularly in fixed income and credit. Throughout his career, he has been instrumental in promoting the development of Taiwan's bonds and futures markets, furthering financial policy research and strengthening the operations of the various top institutions for which he has served.

XFL CEO Ms. Fredy Bush said, "We are pleased to be joined by Dr. Chen Chung-Hsing, whose leadership in Taiwan's credit markets and pioneering spirit are a perfect supplement to Xinhua Finance's own endeavors. His expertise will be of special importance to Xinhua Finance as we continue to roll out and refine ratings and research offerings that are fashioned to meet the evolving conditions in China's bond and credit markets."

Dr. Chen will oversee the further integration of Xinhua Finance and Shanghai Far East, as ratings committee head of their collaborative ratings venture, Xinhua Far East China Ratings ("XFE"). He will play a key role in shaping both SFE and XFE's macro-economic views in China and expanding its research and commentary on the country's rapidly growing sectors and individual companies. He is appointed to advance the company's efforts in undertaking strategic

initiatives that promote market transparency and efficiency in China amidst the backdrop of its liberalizing credit markets.

Dr. Chen said, "It is a pleasure to join Xinhua Finance, an organization that has worked to improve information disclosure practices in China. The ratings processes and analytic framework of Xinhua Finance, developed through the collaborative venture Xinhua Far East, are well-grounded in international standards. XFE's competitive advantage lies in its ability to derive independent, objective and forward-looking ratings assessments and timely updates, which are based on Xinhua Finance's comprehensive economic and corporate data."

As of the second quarter of 2007, Xinhua Far East has provided ratings based on public information for 107 of China's largest domestically and overseas-listed corporations. XFE aims to provide a definitive stance on the credit profile of Chinese securities issuers, enabling market participants to model the risks of investment or lending. XFE specializes in issuing national scale ratings to provide greater differentiation among issuers within China, regardless of the country ranking on a global basis.

Other positions Dr. Chen has held include president of Taiwan's Securities & Futures Institute, general counsel at Taiwan's Securities and Exchange Commission and associate professor at the Graduate School of Risk Management and Insurance of National Chengchi University. He was also very active in promoting standards for just, efficient and sound capital markets in developing countries, including China, while chairing various committees of the International Organization of Securities Commissions (IOSCO). Dr. Chen holds a doctorate in the science of jurisprudence from Southern Methodist University.

End

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999, joy.tsang@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 3221 9513, james.hawrylak@taylor-rafferty.com

United States
Mr. John Dudzinsky, +1 212 889 4350, john.dudzinsky@taylor-rafferty.com

Notes to Editors

About Xinhua Finance Limited
Xinhua Finance Limited ("XFL") is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC

新华财经
XINHUA FINANCE

ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporationsand re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com.

November 15, 2007

Dear Sirs,

Notice Regarding the Adjustments in Financial Forecasts

Name of the Company: Xinhua Finance Limited

Representative: Chief Executive Officer, Fredy Bush (Code Number : 9399)

Inquiries to: Chief Financial Officer, David Wang (TEL: Hong Kong 852-3196-3939)

Inquiries to: Manager, Investor Relations, Yoshitaka Yamada (TEL: Tokyo 81-3-3221-9500)

Xinhua Finance Limited (the Company) hereby announces that, as described below, it has revised its financial forecasts, which were made public on August 14, 2007.

I. Consolidated Financial Forecast

1. Adjustment in consolidated financial forecasts (Japanese GAAP) for the fiscal year ended December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: US$ thousand (JPY million) except for %)

	Turnover	EBITDA	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income
Previous Projections[1] (A)	260,000 (28,600)	44,379 (4,882)	6,688 (736)	△13,447 (△1,479)	31,999 (3,520)
Revised Projections[2] (B)	260,000 (28,600)	32,000 (3,520)	△10,000 (△1,100)	△13,447 (△1,479)	31,999 (3,520)
Difference (B - A)	-	△12,379 (△1,362)	△16,688 (△1,836)	-	-
Percent Change (%)	0%	△27.9%	△249.5%	0%	0%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	174,963 (20,840)	24,672 (2,939)	1,134 (135)	63 (7)	10,760 (1,282)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for revised projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

2. Reasons for the adjustment

The Company is adjusting its forecast for EBITDA downwards for the year ended December 31, 2007 due to the following reasons:

(1) The Company will reduce EBITDA due to the sale of a subsidiary, Glass Lewis & Co. LLC, in October 2007;
(2) Other income related to the IPO of the Company's subsidiary, Xinhua Finance Media Limited ("XFMedia"), which was previously assumed to be included within EBITDA has been classified as ordinary income instead;
(3) Foreign exchange gain which was previously assumed to be included within EBITDA has been classified as ordinary income.

The Company is also adjusting its forecast for operating income downwards for the year ended December 31, 2007 due to the above reasons for the revision in EBITDA coupled with the fact that the Company has incurred additional amortization of intangible assets due to increased acquisitions from XFMedia.

There is no change in forecast for Turnover, Ordinary Income and Net Income for the year. There is no change in the forecast of ordinary income and net income because of higher than expected interest and other income, coupled with lower than expected share issuance costs related to XFMedia's IPO, which offsets the operating income variance.

II. Non-consolidated Financial Forecast

1. Adjustment in financial forecasts (Japanese GAAP) for the fiscal year ended December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: US$ thousand (JPY million) except for %)

	Turnover	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	4,522 (497)	△7,739 (△851)	△12,760 (△1,404)	△12,760 (△1,404)
Revised Projections[2] (B)	4,522 (497)	△12,200 (△1,342)	△23,000 (△2,530)	△23,000 (△2,530)
Difference (B - A)	-	△4,461 (△491)	△10,240 (△1,126)	△10,240 (△1,126)
Percent Change (%)	0%	△57.6%	△80.3%	△80.3%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	9,371 (1,116)	△2,802 (△334)	△6,019 (△717)	△6,019 (△717)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for revised projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

2. Reasons for the adjustments

The Company is adjusting its forecast for the year ended December 31, 2007. The Company has not recharged certain corporate overhead expenses to certain subsidiaries as planned, hence the Company is reforecasting a decline in operating income. The Company has incurred a loss on disposal on one of its subsidiaries, Glass Lewis & Co LLC, in October 2007, which was not previously anticipated. Both of these two factors constitute the reasons for the decline in ordinary income and net income. There is no change in forecast in Turnover for the year.

<For Reference Only (IFRS)>

The Company is not adjusting its consolidated financial forecasts (IFRS) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: US$ thousand (JPY million) except for %)

	Turnover	**EBITDA**	**Net Income**
Projections[1]	260,000 (28,600)	46,579 (5,124)	57,253 (6,298)
(for reference only) Previous Year's Results[2] (year ended Dec 31, 2006)	174,963 (20,840)	23,331 (2,781)	18,731 (2,233)

1. Exchange rate used for projections: USD1 = ¥110.00
2. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

Forward looking statements in this report are based on information available to management at the time this report was prepared. As such, they carry risks and uncertainties and actual results and events may differ significantly from the forecast. Investors are advised not to rely solely on business forecasts in this report for making investment decisions. Forecasts of business results will also be revised as and when considered necessary, in accordance with disclosure rules.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance Limited (TSE: 9399) reports steady growth for the first nine months of 2007

SHANGHAI, November 15, 2007 – Xinhua Finance Limited ("XFL", TSE Mothers: 9399 and OTC: XHFNY), China's premier financial information and media service provider, today announced the consolidated business results for the nine months ended September 30, 2007. Under International Financial Reporting Standards ("IFRS"), total revenue grew 44% to US$180.7 *million from* US$125.1 million in the same period of 2006. EBITDA was US$26.1 million, representing a year-on-year growth of 32% from US$19.7 million. Net income rose to US$85.9 million from US$15.8 million. Fully diluted earnings per share (EPS) was US$84.97 compared to US$18.11 in 2006.

Under IFRS, proforma EBITDA, adjusted to exclude non-cash ESOP expenses and one-time items, was US$38.3 million, representing an increase of 57% over US$24.3 million for the same period last year. XFL provides proforma results to help investors better understand the Company's underlying operating and financial trends.

"We continue to see rising demand for China-focused financial information as the Chinese financial markets mature and become more sophisticated. Moreover, our expanded distribution platform enables us to capture the strong growth in China's advertising market," said XFL CEO Fredy Bush. "We will continue to focus our efforts and resources in China's markets and on building our market-driven information services to leverage the opportunities ahead." added Ms. Bush.

Due to the global attention on China, XFL's China indices are being followed by more funds worldwide, with total assets under management benchmarking or tracking our China indices rising to US$108 billion at the end of September from approximately US$27 billion a year ago. In the last quarter, the Company has taken a number of initiatives in response to the rising market demand and China's dynamic development. The financial news service increased coverage on fixed income and foreign exchange markets related to China and other emerging countries, while our corporate announcement distribution services, Xinhua PR Newswire, extended its services in China to 24 hours a day to better serve clients in multiple time zones. Furthermore, a new magazine focused on China's insurance market was launched, creating a new channel for relevant financial content and generating additional advertising revenue.

新华财经
XINHUA FINANCE

The Company recently appointed Dr. Chen Chung Hsing as head of China Ratings to lead the business's next phase of development as the bond market undergoes regulatory changes in preparation for the expansion of the China bond market. Dr. Chen is a veteran of the credit ratings industry and successfully founded Taiwan's first rating agency Taiwan Ratings Corporation in 1997, now 51% controlled by Standard and Poor's. He has more than 18 years of experience in financial services, including as a regulator at Taiwan's Securities and Exchange Commission. With respect to our Solution's business, XFL has partnered with Fermat to deliver software solutions to help Chinese banks on Basel II compliance efforts before the 2010 implementation deadline.

CFO David Wang said, "We continue to reap benefits from our integration efforts as our business increases in scale. The synergies generated through effective integration between various business units have presented more cross-selling and business opportunities for the group. At the same time, we intend to further invest in our business in China in order to leverage and maintain our market leading position. "

End

YTD Q3 2007 vs. YTD Q3 2006 – unit: million USD

	YTD Q3 2007	YTD Q3 2006	Variance
Revenue	180.7	125.1	44%
Proforma EBITDA (1)	38.3	24.3	57%
EBITDA (2)	26.1	19.7	32%
Net Income	85.9	15.8	444%

(1) Proforma EBITDA under IFRS is EBITDA plus non-cash ESOP expenses and excluding one time items.

(2) Under IFRS, EBITDA for the nine months ended September 30, 2007 includes non-cash one time charge of US$5.7m from the revaluation of a convertible loan, one time legal expenses of US$0.6m and non-cash ESOP expenses of US$5.9m.

(Notes)

A. We define EBITDA in relation to our IFRS financial statements as profit or loss before interest, tax, depreciation and amortization.

新华财经
XINHUA FINANCE

More Information:

Media Contact
Xinhua Finance
Ms. Joy Tsang, +852 9486 4364, +86 21 6113 5999, joy.tsang@xinhuafinance.com

IR Contact
Xinhua Finance
Shanghai
Ms. Jennifer Chan Lyman, +86 21 6113 5960, jennifer.lyman@xinhuafinance.com

Taylor Rafferty
Japan
Mr. James Hawrylak, +81 3 3221 9513, james.hawrylak@taylor-rafferty.com

United States
Mr. John Dudzinsky, +1 212 889 4350, john.dudzinsky@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited ("XFL") is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News, and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its content across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide.

For more information, please visit www.xinhuafinance.com.

2007 Year 9 Month Financial Summary (Consolidated)

15 November, 2007

Listed Company Name:	**Xinhua Finance Limited**		**Listed Section : Mothers**
Code No. :	**9399**		**URL: http://www.xinhuafinance.com**
Representative-Title:	**Chief Executive Officer;**	**Name : Fredy Bush**	
Inquiry-Title:	**Chief Financial Officer;**	**Name : David Wang ; Tel : Hong Kong (852) 3196-3939**	
Title:	**Senior Manager of Investor Relations;**	**Name : Yoshitaka Yamada ; Tel : Tokyo (81) 3 3221-9500**	

(Note: Figures are rounded.)

1. Consolidated Results for the period ended September 30, 2007 (from January 1, 2007 to September 30, 2007) under Japan GAAP

(1) Consolidated Operating Results

(Note: % represents increase or decrease compared to the corresponding period of a year earlier.)

	Turnover		Operating Income		Ordinary Income		Net Income	
	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%
September, 2007	180,665 (20,854)	44.5	△12,933 (△1,493)	-	△16,355 (△1,888)	-	80,269 (9,265)	677.0
September, 2006	125,067 (14,437)		4,237 (489)		4,580 (529)		10,330 (1,192)	
December, 2006	174,963 (20,196)		1,134 (131)		63 (7)		10,760 (1,242)	

	Basic Earnings per share	Diluted Earnings per Share	Proforma EBITDA		EBITDA	
	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%
September, 2007	80.17 (9,253.72)	79.77 (9,208.06)	37,827 (4,366)	52.8	18,829 (2,173)	△6.2
September, 2006	11.96 (1,380.54)	11.85 (1,367.85)	24,753 (2,857)		20,076 (2,317)	
December, 2006	12.23 (1,411.43)	11.57 (1,336.10)	32,604 (3,763)		24,672 (2,848)	

(Notes)

1) Average no. of shares during the period: September 2007 : 1,001,264.85 shares; September 2006 : 863,867.52 shares.
2) Exchange rate used USD1 = ¥115.43; the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), from the quotations by The Bank of Tokyo-Mitsubishi UFJ, Ltd. for buying and selling spot USD by telegraphic transfer against yen as of September 28, 2007
3) We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
4) We define Proforma EBITDA in relation to our Japan GAAP financial statements as EBITDA plus non cash share based payments, one time items and recurring non operating income.

(2) Consolidated Financial Status

	Total Assets	Total Net Assets	% of Adjusted Shareholders' Equity / Total Assets	Net Assets per Share
	US$ thousand (JPY million)	US$ thousand (JPY million)	%	US$ (JPY) 2 decimal places
September, 2007	1,047,824 (120,950)	625,844 (72,241)	40.0	411.98 (47,554.85)
September, 2006	578,177 (66,739)	406,116 (46,878)	58.0	332.76 (38,410.49)
December, 2006	765,941 (88,413)	382,758 (44,182)	39.8	326.93 (37,737.53)

(Notes)

Adjusted shareholders' equity : September, 2007 : US$419,588 thousand (JPY48,433 million)
September, 2006 : US$335,111 thousand (JPY38,682 million)
December, 2006 : US$304,584 thousand (JPY35,158 million)

(3) Consolidated Cash flow results

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalent at the end of the period
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)
September, 2007	8,632 (996)	△156,405 (△18,054)	193,604 (22,348)	139,887 (16,147)
September, 2006	△14,775 (△1,706)	△66,146 (△7,635)	76,347 (8,813)	76,106 (8,785)
December, 2006	△12,970 (△1,497)	△95,754 (△11,053)	125,122 (14,443)	97,279 (11,229)

2. Condition of Dividends

	Dividend per Share		
(Recorded Date)	For Interim	For End of Fiscal Year	For a year
	US$ (JPY, 2 decimal places)	US$ (JPY, 2 decimal places)	US$ (JPY, 2 decimal places)
For a year of 2006	-	-	0.00 (0.00)
For a year of 2007	-		0.00 (0.00)
For a year of 2007 (Forecast)		-	

3. Forecast on Consolidated Results for the period ended December 31, 2007 (from January 1, 2007 to December 31, 2007) under Japan GAAP

(Note: % represents increase or decrease compared to the previous year.)

	Turnover	EBITDA	Operating Income	Ordinary Income	Net Income	Earnings per share
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ (JPY) 2 decimal places
For a year	260.000 (28.600) 48.6%	32.000 (3.520) 29.7%	△10.000 (△1,100) -	△13.447 (△1,479) -	31.999 (3.520) 197.4%	29.55 (3,251.04) 141.7%

(Notes)

1) Exchange rate used: USD1 = ¥110.00
2) We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3) Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

4. Miscellaneous

(1) Changes of significant subsidiary during reporting period (with changes in scope of specified consolidated entities): No
(2) Accounting standards for the consolidated quarterly financial statements:
Accounting standards for the interim consolidated financial statements
(3) Changes in accounting treatments since the most recent fiscal year: No .
(4) Participation of Accounting Auditor: Applicable.
With respect to the quarterly consolidated financial statements, the procedures for issuance of opinion have been carried out in accordance with "Standards for Issuance of Opinion for Quarterly Financial Statements" as attached to the TSE's "Guideline of Rules on Timely Disclosure of Corporate Information Issuer of Listed Security".

5. Individual Financial Statement Summary (from January 1, 2007 to September 30, 2007) under Japan GAAP

(1) Individual Operating Results

(Note: % represents increase or decrease compared to the corresponding period of a year earlier.)

	Turnover		EBITDA		Operating Income		Ordinary Income	
	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%	US$ thousand (JPY million)	%
September, 2007	3.826 (442)	△57.2	△8.378 (△967)	-	△8.378 (△967)	-	△9.201 (△1.062)	-
September, 2006	8.945 (1,033)		346 (40)		346 (40)		△1.265 (△146)	
December, 2006	9.371 (1,082)		△2.802 (△323)		△2.802 (△323)		△6.019 (△695)	

	Net Income		Earnings per share
	US$ thousand (JPY million)	%	US$ (JPY) 2 decimal places
September, 2007	△9.201 (△1.062)	-	△9.19 (△1,060.80)
September, 2006	△1.265 (△146)		△1.46 (△168.53)
December, 2006	△6.019 (△695)		△6.84 (△789.54)

(2) Individual Financial Status

	Total Assets	Total Net Assets	% of Adjusted shareholders' equity / Total Assets	Net Assets per Share
	US$ thousand (JPY million)	US$ thousand (JPY million)	%	US$ (JPY) 2 decimal places
September, 2007	477,943 (55,169)	314,171 (36,265)	65.5	307.60 (35,607.26)
September, 2006	383,948 (44,319)	324,763 (37,487)	84.6	354.69 (40,941.87)
December, 2006	464,206 (53,583)	288,053 (33,250)	62.0	309.17 (35,687.49)

6. Forecast on Individual Results for the period ended December 31, 2007 (from January 1, 2007 to December 31, 2007) under Japan GAAP

(Note: % represents increase or decrease compared to the prior year.)

	Turnover	**EBITDA**	**Operating Income**	**Ordinary Income**	**Net Income**	**Earnings per share**
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ (JPY) 2 decimal places
For a year	4,522 (497) △51.7%	△12,200 (△1,342) -	△12,200 (△1,342) -	△23,000 (△2,530) -	△23,000 (△2,530) -	△21.24 (△2,336.79) -

(Notes)

1) Exchange rate used: USD1 = ¥110.00
2) We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3) Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

(For reference onlv)
Consolidated Results under IFRS (from January 1, 2007 to September 30, 2007)

1. Consolidated Operating Results for the period ended September 30, 2007 (from January 1, 2007 to September 30, 2007) under IFRS

	Turnover	Proforma EBITDA	EBITDA	Net Income	Earnings per share	Diluted earnings per share
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places
September, 2007	180,665 (20,854)	38,347 (4,426)	26,079 (3,010)	85,875 (9,913)	85.77 (9,900.43)	84.97 (9,808.09)
September, 2006	125,067 (14,436)	24,348 (2,810)	19,716 (2,276)	15,794 (1,823)	18.28 (2,110.06)	18.11 (2,090.44)
December, 2006	174,963 (20,196)	32,401 (3,740)	23,331 (2,693)	18,731 (2,162)	21.28 (2,456.35)	20.14 (2,324.76)

(Notes)

1) Average no. of shares during the period: September, 2007: 1,001,264.85 shares; September, 2006 : 863,867.52 shares
2) Exchange rate used USD1 = ¥115.43. The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), from the quotations by The Bank of Tokyo – Mitsubishi UFJ, Ltd. For buying and selling spot USD by telegraphic transfer against yen as of September 28, 2007.
3) We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
4) We define Proforma EBITDA in relation to our IFRS financial statements as EBITDA plus non cash share based payments and one time items.

2. Forecast on Consolidated Results for the period ended December 31, 2007 (from January 1, 2007 to December 31, 2007) under IFRS

	Turnover	EBITDA	Net Income
	US$ thousand (JPY million)	US$ thousand (JPY million)	US$ thousand (JPY million)
For a year	260.000 (28,600)	46.579 (5,124)	57.253 (6,298)

(Notes)

1) Exchange rate used: USD1 = ¥110.00
2) We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
3) Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

*Cautionary Statement about the use of forecast information and other special information;

The forward-looking statements in this document (including but not limited to performance estimates) are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates. Please see "3. Qualitative information about Forecast on Results" on page 14 for the details of such factors.

1. Qualitative information about Consolidated Operating Results

Operating results analysis

Turnover in the first nine months of 2007 increased by 44% when compared to the same period in 2006, driven mainly by the continued demand for China focused financial information and the successful integration of the Company's content and distribution businesses. The Company's distribution strategy has created incremental value from its proprietary content, diverse client base and brand name and has enabled the Group to capture additional revenue streams.

Due to the rising demand for China focused financial information, the content business lines have progressed steadily in China over the past nine months. In the Indices service line, the amount of global assets tracking and benchmarking against the Company's China indices increased to over $108 billion due to the rise of China investment sentiment. Total ETFs globally tracking our China and US indices increased to $17 billion at the end of September 2007. The Company launched the Treasury Ladder 30 Year Index, the 6th ETF launched by Powershares based off our index products, during the third quarter of the year.

The Ratings service line added two China economic indicators during the year enabling investors to understand developments in China's financial markets. These two indicators are the Chinese Banking Strength Indicator, which is a gauge of the financial strength of Chinese banks, and the Chinese Adjusted-Trade and Finance Indicator, which examines the cross-border flow of goods and capital. The Ratings service line continued to invest in its infrastructure in anticipation of the expansion of China's bond markets in 2008. The Company appointed Dr. Chen Chung-Hsing as head of the Ratings service line. Dr. Chen is a veteran of the credit ratings industry and successfully founded Taiwan's first rating agency Taiwan Ratings Corporation in 1997 (TRC), now 51% controlled by Standard and Poor's. He has more than 18 years of experience in ratings services including working as a regulator at Taiwan's Securities and Exchange Commission.

The Financial News service brought China commodities news services to Japan and increased coverage on fixed income and foreign exchange markets. It continues its efforts to develop more comprehensive and timely market news to build on its market leading position.

In the Investor Relations service line, Xinhua PR Newswire ("XPRN") became the first to provide 24 hour corporate announcement distribution services in China. Corporate announcements volume increased 11% in the third quarter versus the second quarter and the number of journalists in XPRN's network increased to 7,500 at the end of September, compared to 6,500 at the end of June. In our investor relations advisory service, Taylor Rafferty was appointed to advise Giant Interactive Group on its upcoming NYSE listing.

In the Distribution service line, a new magazine focused on insurance in China was launched and we partnered with Fermat to deliver software solutions to help Chinese banks on BASEL II compliance efforts before the 2010 implementation deadline.

We will continue to expand our distribution capabilities to further capture opportunities in the market while focusing on integrating and refining the services we already offer. We plan to grow the Distribution service line through our financial solutions strategy, targeting securities firms and retail investors in China that are in need of quality financial analysis and effective analytical tools to evaluate the China markets based on international standards, as well as back office and trading applications to support their operations. We currently provide these analytic products and applications through software applications.

We are focused on developing solutions that cater to the needs of our China-based clients and leverage the unique and proprietary financial content that we already create everyday. Our goal is to bring a comprehensive financial solutions platform that empowers investors throughout China with the right information and analytical tools to enable them to make more well-informed investment decisions.

In January 2007, our subsidiary Mergent Inc, strengthened its indices capabilities by acquiring Kinetic Information System Services Limited, a leading provider of software and systems for real time index calculation services. In July 2007, our subsidiary Xinhua Finance Media Limited expanded its outdoor advertising network by acquiring Convey Advertising Company, a major outdoor advertising operator in Hong Kong and across southern China. We also acquired Glass Lewis &Co, a leading proxy research firm, in January 2007 and subsequently sold the company in October 2007 to Ontario Teachers Pension Plan Board. We made a strategic decision to exit the proxy research business based on the belief that a proxy research business would best thrive under independent ownership outside of the public markets.

Turnover

Turnover was US$180,665 thousand (¥20,854 million) for the nine months ended September 30, 2007, as compared to US$125,067 thousand (¥14,437 million) for the nine months ended September 30, 2006.

Higher turnover in 2007 is primarily due to:

1) The successful integration of the Company's content and distribution businesses.
2) Continued demand for China focused financial information in each of our service lines.
3) Consolidation of newly acquired subsidiaries, including Glass Lewis & Co. LLC, Kinetic Information System Services Limited, Shanghai TongXin Information Technology Consulting Co., Ltd, Beijing Orient Agribusiness Consultants Co., Ltd, Singshine (Holdings) Hong Kong Limited, Beijing Mobile Interactive

Co., Ltd, Convey Advertising Company, and Small World Television in the first nine months of 2007 which together accounted for 13.1% of our turnover for the nine months ended September 30, 2007.

4) Full period impact from acquired subsidiaries, including Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd), Beijing JingGuanXinCheng Advertising Co. Ltd. and Shanghai Hyperlink Market Research Co., Ltd., that joined the group in 2006 which accounted for 35.1% of our turnover for the nine months ended September 30, 2007.

Cost of sales

Cost of sales was US$86,334 thousand (¥9,966 million) for the nine months ended September 30, 2007, as compared to US$53,346 thousand (¥6,158 million) for the nine months ended September 30, 2006. The increase in the amount of cost of sales is primarily due to consolidation of newly acquired subsidiaries that accounted for US$13,940 thousand (¥1,609 million) in the nine months ended September 30, 2007 and full impact from subsidiaries which joined the group in 2006 which accounted for US$35,579 thousand (¥4,107 million) in the nine months ended September 30, 2007. Cost of sales mainly consists of reporting and editorial staff costs, direct marketing expenses, production fees, distribution charges, data acquisition costs and media buying costs. Due to the larger contribution from our distribution and media business, which has a higher proportion of cost of sales, cost of sales represented 47.8% of turnover for the nine months ended September 30, 2007 versus 42.7% of turnover for the nine months ended September 30, 2006.

Gross profit margin

Given the reasons mentioned above, gross profit margin was 52.2% for the nine months ended September 30, 2007 versus 57.3% for the nine months ended September 30, 2006.

Selling, general and administrative expenses

Selling, general, and administrative expenses were US$107,265 thousand (¥12,382 million) for the nine months ended September 30, 2007, higher than US$67,484 thousand (¥7,790 million) for the nine months ended September 30, 2006.

Higher selling, general, and administrative expenses are mainly due to:

1) higher non-cash expenses such as depreciation, amortization and amortization of goodwill due to more acquisition activities in 2007 as compared to 2006;
2) costs associated with expansion activities, including: a) ratings service line published the China Investment Atlas and investment through staff increases b) news service line expanded its commodities news service to Japan and investment through staff increases c) investor relations service line invested in the expansion of its Greater China services, and d) distribution service line started the publication of two new magazines;
3) full period impact of selling, general and administrative expenses from subsidiaries acquired in 2006; and

4) consolidation of the selling, general and administrative expenses from subsidiaries acquired in 2007.

Our non-cash expenses for the nine months ended September 30, 2007 include depreciation of US$4,345 thousand (¥502 million), amortization of US$11,655 thousand (¥1,345 million), amortization of goodwill of US$15,761 thousand (¥1,819 million) and non-cash share based payment expense of US$4,046 thousand (¥467 million). As Japan GAAP instituted a new accounting standard for share based payment, we have recorded the above non-cash share based payment expense for that granted on or after May 1, 2006. Our depreciation, amortization and amortization of goodwill for the nine months ended September 30, 2007 totalled US$31,761 thousand (¥3,666 million) compared to depreciation and amortization expenses for the nine months ended September 30, 2006 which totalled US$15,839 thousand (¥1,829 million).

Selling, general, and administrative expenses, inclusive of depreciation, amortization, amortization of goodwill and non-cash share based payment expense, as a percentage of turnover was 59.4% for the nine months ended September 30, 2007 versus 53.9% for the nine months ended September 30, 2006. Excluding depreciation, amortization, amortization of goodwill and non-cash share based payment expense, selling, general, and administrative expenses as a percentage of turnover was 39.6% for the nine months ended September 30, 2007 versus 40.3% for the nine months ended September 30, 2006.

Operating income

As a result of the above, operating loss was US$12,933 thousand (¥1,493 million) for the nine months ended September 30, 2007, versus operating profit of US$4,237 thousand (¥489 million) for the nine months ended September 30, 2006. Excluding depreciation and amortization, operating income would have been US$18,829 thousand (¥2,173 million) for the nine months ended September 30, 2007 and US$20,076 thousand (¥2,317 million) for the nine months ended September 30, 2006.

Ordinary income

Ordinary loss was US$16,355 thousand (¥1,888 million) for the nine months ended September 30, 2007, versus ordinary profit of US$4,580 thousand (¥529 million) for the nine months ended September 30, 2006. Ordinary loss was arrived at after accounting for:

1. share issuance expenses of US$9,522 thousand (¥1,099 million), from the listing of our subsidiary Xinhua Finance Media Limited ("XFMedia");
2. non-operating income (including interest income and gain on foreign exchange) of US$14,364 thousand (¥1,658 million) offset mainly by US$8,176 thousand (¥944 million) in interest expense and finance-related costs.

Net income for the period

Net profit was US$80,269 thousand (¥9,265 million) for the nine months ended September 30, 2007, versus net profit of US$10,330 thousand (¥1,192 million) for the nine months ended September 30, 2006.

Net profit for the nine months ended September 30, 2007 was arrived at after including:

1) taxation charge of US$2,007 thousand (¥232 million);
2) gain from changes in equity interest of US$98,472 thousand (¥11,367 million) which mainly related to the listing of our subsidiary XFMedia; and
3) minority interest credit of US$131 thousand (¥15 million).

EBITDA

EBITDA was US$18,829 thousand (¥2,173 million) for the nine months ended September 30, 2007, versus US$20,076 thousand (¥2,317 million) for the nine months ended September 30, 2006. EBITDA is calculated by taking operating income (or loss) and adding back the following non-cash items: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

Proforma EBITDA for the nine months ended September 30, 2007, was US$37,827 thousand (¥4,366 million) versus US$24,753 thousand (¥2,857 million) for the nine months ended September 30, 2006. Proforma EBITDA for the nine months ended September 30, 2007 includes recurring non operating income of US$14,364 thousand (¥1,658 million) which is mainly interest income of US$7,618 thousand (¥879 million) and foreign exchange gain of US$3,729 thousand (¥430 million), excludes non cash share based payments of US$4,046 thousand (¥467 million) and excludes one time professional fees of US$588 thousand (¥68 million).

Difference in net results under IFRS and Japan GAAP

Net results achieved under IFRS for the nine months ended September 30, 2007 was net income of US$85,875 thousand (¥9,913 million) versus a net income of US$80,269 thousand (¥9,265 million) under Japan GAAP.

The material differences between IFRS and JGAAP when applied to us include:

1) Amortization of goodwill on consolidation arising from strategic acquisitions (a consolidation adjustment which is a non-cash expense)
   Japan GAAP requires goodwill arising from consolidation to be amortized within 20 years. The goodwill on consolidation of the Company has been and is projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.
2) Compensation expense related to Employee Stock Option Plan
   Under IFRS and JGAAP, fair value of shares or options granted for compensation is amortized over the vesting period of the shares or options. Under Japan GAAP there is no requirement for this amortization for

shares or options granted for compensation prior to May 1, 2006. However, shares and options granted after May 1, 2006 start to attract compensation expense under Japan GAAP.

3) Share issuance expenses

   Under IFRS, share issuance expenses are capitalized in the balance sheet. Under JGAAP, share issuance expenses are expensed through the income statement.

4) Fair value gain on the redemption option of the US$100,000 thousand (¥11,543 million) 10% Senior Guaranteed Notes (the "Notes")

   Under IFRS, at each balance sheet date subsequent to initial recognition, the redemption option in the Notes is measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. This is not required under JGAAP.

5) Fair value loss on the conversion of XFMedia convertible loan into equity shares of XFMedia upon its IPO

   Under IFRS, the change in fair value arising from the conversion of XFMedia convertible loan into XFMedia equity shares upon IPO is recognized directly in the income statement. This is not required under JGAAP.

2. Qualitative information about Consolidated Financial Status

Total Assets, Net Assets and Liabilities Analysis

Total Assets

Total Assets at September 30, 2007, was US$1,047,824 thousand (¥120,950 million) compared to US$578,177 thousand (¥66,739 million) at September 30, 2006. Higher Total Assets at September 30, 2007 are mainly due to:

- higher cash and bank balances due to cash generated from operating activities of US$8,632 thousand (¥996 million) and the Group's financing activities over the past twelve months, which include funds raised from the Notes issued in November 2006 and funds raised from the IPO of the Company's subsidiary XFMedia on NASDAQ in March 2007; and
- higher goodwill and intangible assets due to the acquisitions made over the past twelve months from the above funding.

Total Net Assets

Total Net Assets at September 30, 2007, was US$625,844 thousand (¥72,241 million) compared to US$406,116 thousand (¥46,878 million) at September 30, 2006. Higher Total Net Assets at September 30, 2007 are mainly due to Higher Total Assets due to the reasons mentioned above.

Total Liabilities

Total Liabilities at September 30, 2007, was US$421,980 thousand (¥48,709 million) compared to US$172,061 thousand (¥19,861 million) at September 30, 2006. Higher Total Liabilities are mainly due to:

- The Notes issued in November 2006; and
- Higher long term payables due mainly to the operating and license agreements in our distribution service line.

Cashflow analysis

Operating activities

Net cash provided by operating activities amounted to US$8,632 thousand (¥996 million) for the nine months ended September 30, 2007.

Investing activities

Net cash used in investing activities amounted to US$156,405 thousand (¥18,054 million) for the nine months ended September 30, 2007, mainly consisted of cash used for strategic acquisitions of US$78,203 thousand (¥9,027 million), subsequent consideration payments for subsidiaries including Xinhua Finance Advertising Limited and Washington Analysis of US$17,214 thousand (¥1,987 million), currency linked note investment of US$40,000 thousand (¥4,617 million), deposit for purchase of intangible assets of US$6,087 thousand (¥703 million), and capital expenditures of US$9,189 thousand (¥1,061 million).

Financing Activities

Cashflow from financing activities amounted to US$193,604 thousand (¥22,348 million) for the nine months ended September 30, 2007. This amount mainly consisted of cash proceeds of US$199,390 thousand (¥23,016 million) from the issuance of shares in XFMedia due to its listing on the Nasdaq market in the US and interest payments related to the Notes and bank borrowings totalled to US$7,067 thousand (¥816 million).

Cash Balance

The ending cash and bank balance was US$194,762 thousand (¥22,481 million) as at September 30, 2007 as a result of the activities described in the "Operating Activities", "Investing Activities" and "Financing Activities" above. The net cash and cash equivalents was US$139,887 thousand (¥16,147 million) as at September 30, 2007 and resulted from marketable securities of US$291 thousand (¥34 million) added to and a bank overdraft and deposits pledged as collateral in the amounts of US$1,525 thousand (¥176 million) and US$53,640 thousand (¥6,192 million) deducted from the ending cash and bank balance.

3. Qualitative information about Forecast on Results

Financial Projection

Forecast for the fiscal year 2007 is as follows:

Turnover	US$ 260,000 thousand (JPY 28,600 million)
EBITDA	US$ 32,000 thousand (JPY 3,520 million)
Operating Income	US$ △ 10,000 thousand (JPY △1,100 million)
Ordinary Income	US$ △13,447 thousand (JPY △1,479 million)
Net Income	US$ 31,999 thousand (JPY 3,520 million)

The forecasts are based on the exchange rate of US$1 = 110 JPY.

Reason why forecast turnover is USD 260,000 thousand (¥28,600 million) while our turnover for the nine months ended September 30, 2007 is USD 180,665 thousand (¥20,854 million)

For the nine months ended September 30, 2007, turnover was USD 180,665 thousand (¥20,854 million) which is 69.5% of the full year forecast. Our business is seasonal in nature and a larger portion of our turnover occurs in the second half of the year. Our business is seasonal, meaning that turnover does not accrue evenly over the year. We have a larger portion of our turnover in the second half of the year especially in our distribution business as we obtain more business in the run up to Chinese New Year being early February in 2008. So, with the expected additional business in the fourth quarter, we are confident of meeting the full year turnover forecast.

Reason why forecast operating loss is USD 10,000 thousand (¥1,100 million) while our operating loss for the nine months ended September 30, 2007 was USD 12,933 thousand (¥1,493 million)

For the nine months ended September 30, 2007, operating loss was USD12,933 thousand (¥1,493 million) compared to the full year forecast of operating loss of USD 10,000 thousand (¥1,100 million). Due to the seasonality of our business, mentioned above, we expect our business in the second half of the year to be better than in the first half of the year. With the expected increase in turnover for fourth quarter, we expect to achieve at least USD 3,000 thousand (¥330 million) in operating income in the fourth quarter to meet the forecast.

Reason why forecast ordinary loss is USD 13,447 thousand (¥1,479 million) while our ordinary loss for the nine months ended September 30, 2007 was USD 16,355 thousand (¥1,888 million)

For the nine months ended September 30, 2007, ordinary loss was USD 16,355 thousand (¥1,888 million) compared to the full year forecast of operating loss of USD 13,447 thousand (¥1,479 million). As mentioned above,

we expect business in the second half of the year to be better than in the first half of the year. As a result, we expect that the increase in turnover in the fourth quarter will generate at least USD 3,000 thousand (¥330 million) in ordinary income in the fourth quarter to meet the forecast.

Reason why forecast net income for the year of USD31,999 thousand(¥3,520 million) is lower than net income for the nine months ended September 30, 2007 of USD80,269 thousand. (¥9,265 million)

In the consolidated financial forecasts, which were made public on August 14, 2007, the Company included a non cash provision for possible impairment of intangible assets for the year ended December 31, 2007. The Company will continue to review its intangible assets and business outlook to determine if impairments are necessary. The Company continues to include a provision for possible impairment of intangible assets in the forecast for the full year.

4. Miscellaneous

Not Applicable

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance makes third and final payment for acquisition of leading global investor relations firm, Taylor Rafferty Associates, Inc.

SHANGHAI, November 26, 2007 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's premier financial information and media company, today announced details of the third and final consideration payment made to the original shareholders of Taylor Rafferty Associates, Inc. ("Taylor Rafferty").

Pursuant to the share purchase agreement ("Agreement") dated as of June 14, 2005, further purchase consideration will be payable depending on Taylor Rafferty's financial performance in the fiscal years ending 2006 and 2007.

Xinhua Finance is pleased to announce that the original shareholders of Taylor Rafferty will be entitled to an additional payment of [approximately] US$6.33 million, consisting of approximately US$2.53 million in cash and 14,055 of Xinhua Finance shares pursuant to the Agreement.

Details of the issuance :-

1. No. of shares issued : 14,055 shares
2. Issue price per share : approximately US$270.30 (JPY29,272). Price is based on average closing share price for fifteen trading days up to and including November 20, 2007.
3. Total amount of the issue price : approximately US$3,799,091.10
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance : November 26, 2007
6. Use of proceeds : The shares are part of consideration of the shares of Taylor Rafferty that we acquired in June 2005.

ends

新华财经
XINHUA FINANCE

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

About Xinhua Finance Limited
Xinhua Finance Limited ("XFL") is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance's proprietary content platform, comprising Indices, Ratings, Financial News and Investor Relations, serves financial institutions, corporations and re-distributors worldwide. Through its subsidiary Xinhua Finance Media Limited (NASDAQ: XFML), XFL leverages its contents across multiple distribution channels in China including television, radio, newspaper, magazine and outdoor media. Founded in November 1999, XFL is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide.

For more information, please visit www.xinhuafinance.com.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	November 30, 2007
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Cricket Square, Hutchins Drive, P. O. Box 2681GT, Grand Cayman, KY1-1111, Cayman Islands
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa; Rika Suzuki
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8571
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Taylor Rafferty Associates, Inc.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
14,055 shares

(2) Issue Price
Approximately USD270.30 (JPY29,272) per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
Approximately USD3,799,091.10

(5) Total amount to be capitalized
HKD281,100.00

c. Method of Issuance
Allocation of new shares to third parties

d. Areas of Issuance
United States of America

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Taylor Rafferty Associates, Inc. that were acquired in June 2005.

g. Date of Issue

November 26, 2007

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of October 31, 2007)
HKD20,379,975.80 YEN 301,827,441.60

Note: Capital amount means the stated capital excluding share premium.
The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi UFJ), as of October 31, 2007, which is HKD1.00 = ¥14.81

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance subsidiary Xinhua Finance Media acquires Shanghai-based advertising agency

Becomes the leading advertising agency in China's online property and imported spirits sectors

BEIJING, November 27, 2007 – Xinhua Finance (TSE Mothers : 9399 and OTC: XHFNY), China's premier financial information and media company, today announced that its subsidiary, Xinhua Finance Media ("XFMedia"; NASDAQ: XFML), has acquired JCBN Company Limited, an advertising company with operations in Shanghai, Beijing and Hong Kong ("JCBN Group").

"This acquisition enhances our multimedia advertising platform for advertisers who are interested in reaching China's high net worth demographic, and strengthens XFMedia's advertising capability especially in Shanhgai," said XFMedia CEO Fredy Bush. "The combined group is expected to make XFMedia a market leader in online real estate advertising and spirits Below-The-Line (BTL) marketing services in Mainland China."

JCBN Group is the largest advertising agent for Sohu.com and Focus.cn real estate portals and is a key marketing service provider for Pernod Ricard, which manages the Chivas and Martell brands. After the acquisition, XFMedia will become the leading advertising agency in China's online property and imported spirits sectors, key spending areas of China's high networth demographic, with over 50% share of revenues in each market, according to a report by independent market researcher MIMR. XFMedia is also the exclusive advertising agent of the real estate portal under China.com.cn, one of the two advertising agents of Sina.com's real estate portal and a key marketing service provider for spirits importer Richmonde, which manages the Johnny Walker and Hennessy brands.

In addition to international spirits importers and major PRC and Hong Kong property developers, JCBN Group has a clientele list including international financial institutions and the government of Hong Kong.

connecting & entertaining china

中国上海市徐汇区虹桥路1号港汇广场1座3905-09
邮编 200030
Suite 3905-09, 1 Grand Gateway
1 Hongqiao Lu, Shanghai 200030, China
Tel: (8621) 61135900 Fax: (8621) 64484955
www.xinhuafinancemedia.com

Under the purchase agreement, XFMedia acquires 100% control of JCBN Group for an initial cash payment of US$43 million, and the vendor may be entitled to a maximum of $69,900,000 in earnout payments in cash and shares of XFMedia if JCBN exceeds certain financial performance targets in 2008 and 2009. According to a due diligence report prepared by XFMedia's accounting adviser RSM Nelson Wheeler, JCBN Group's unaudited consolidated revenue and net income for the year ending Decemer 2006 were US$17.3 million and US$4.2 million, respectively.

-End-

Transaction Details:

1. Reason for the acquisition

   The acquisition is intended to enhance XFMedia's multimedia advertising platform and strengthen its advertising capability in Shanghai.

2. Method of the acquisition

   XFMedia is purchasing 100% of the issued and outstanding shares of Profitown Development Limited, a holding company which holds 100% of the shares of JCBN Company Limited, which in turn holds 100% of the shares of jtt Advertising Limited. As a part of the same transaction, XFMedia is also purchasing a 100% equity interest in Shanghai Paxi Advertising Limited, a company which carries on JCBN's business in China. The vendor is receiving an initial cash payment of $43 million, and may be entitled to receive further a maximum of $69,900,000 in earnout payments payable in cash and in newly issued Class A common shares of XFMedia depending on JCBN Group's 2008 and 2009 financial performance

3. Description of the acquired corporation

   Trade name: Profitown Development Limited (the Holding Company of JCBN Group)
   Representative: Chow Chi Yan
   Registered office: Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands
   Date of incorporation: 10 May 2007

中国上海市徐汇区虹桥路1号港汇广场1座3905-09
邮编 200030
Suite 3905-09, 1 Grand Gateway
1 Hongqiao Lu, Shanghai 200030, China
Tel: (8621) 61135900 Fax: (8621) 64484955
www.xinhuafinancemedia.com

Business: Advertising
Fiscal year: December 31
Number of employees: 110
Offices: Shanghai, Beijing, Guangzhou, and Hong Kong

Financial information (unaudited and consolidated) of JCBN Group as at 31 December, 2006

Net Asset: US$3.6 million
Total Asset: US$5.2 million
Revenue: US$17.3 million
Net Income: US$4.2 million

4. Schedule of the acquisition

Signing Share Purchase Agreement: November 27, 2007
Closing: November 27, 2007
Additional payments (if any): 2009 and 2010

5. Seller information

Flash Star Worldwide Limited, a company incorporated under the laws of the British Virgin Islands with incorporation number 1393132 and its registered address located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

6. The number of shares and percentage in the total issued shares in JCBN Group before and after acquisition

Profitown Development Limited
Before the acquisition: 0
After the acquisition: 1 share, 100%

7. Expected impact on the consolidated results of the operations of the reporting company

END

中国上海市徐汇区虹桥路1号港汇广场1座3905-09
邮编 200030
Suite 3905-09, 1 Grand Gateway
1 Hongqiao Lu, Shanghai 200030, China
Tel: (8621) 61135900 Fax: (8621) 64484955
www.xinhuafinancemedia.com

新华财经
XINHUA FINANCE

The transaction is not expected to have a material impact on the financial forecast for Xinhua Finance for 2007.

About the companies
Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

For more information:
Xinhua Finance Media
Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

Safe Harbor Statement
This press release contains some forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. A number of factors could cause actual results, performance, achievements of the Company or outcome of the matters discussed herein to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Potential risks and uncertainties include but are not limited to, the risk that the China advertising market may not grow as expected and the risks, outlined in the Company's filings with the Tokyo Stock Exchange, including its Securities Report (Yuho) for 2006. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

END

connecting & entertaining china

中国上海市徐汇区虹桥路1号港汇广场1座3905-09
邮编 200030
Suite 3905-09, 1 Grand Gateway
1 Hongqiao Lu, Shanghai 200030, China
Tel: (8621) 61135900 Fax: (8621) 64484955
www.xinhuafinancemedia.com